================================================================================
     As filed with the Securities and Exchange Commission on June 24, 1996
                                                    Registration No. ____-______

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                              BANCFIRST OHIO CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   ----------

            OHIO                                            31-1294136
(State or other jurisdiction                            (I.R.S. Employer
    of incorporation or                               Identification Number)
       organization)

                                   ----------

                                 422 MAIN STREET
                             ZANESVILLE, OHIO 43701
                                 (614) 452-8444
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   ----------

                          JAMES H. NICHOLSON, SECRETARY
                                 422 MAIN STREET
                             ZANESVILLE, OHIO 43701
                                 (614) 452-8444

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                                   ----------

                                 WITH COPIES TO:

John R. Thomas                                   Terri R. Abare
Emens, Kegler, Brown, Hill & Ritter              Vorys, Sater, Seymour and Pease
Co., L.P.A.                                      Atrium 2, Suite 2100
65 East State Street, Suite 1800                 221 East Fourth Street
Columbus, Ohio 43215                             Cincinnati, OH 43202-410

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

================================================================================

                         CALCULATION OF REGISTRATION FEE

 Title of Each Class of                            Proposed Maximum         Proposed Maximum
    Securities to be          Amount to be     Offering Price Per Share    Aggregate Offering         Amount of
       Registered            Registered(1)                                      Price(2)           Registration Fee
===================================================================================================================
Common Stock, par value,        1,035,000               $30.50                 $31,567,500             $10,886
    $10.00 per share

(1) Includes 135,000 shares of Common Stock which the Underwriters have the option to purchase to cover over-allotments, if any. See
         "Underwriting."

(2) Estimated, pursuant to Rule 457(a) and (c), solely for the purpose of calculating the registration fee based on the last sale reported on Nasdaq National Market on June 19, 1996 of $30.50.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                   PROSPECTUS

                             SUBJECT TO COMPLETION
                              DATED JUNE 24, 1996

                                 900,000 SHARES

                              BANCFIRST OHIO CORP.

                                  COMMON STOCK

         All of the shares of Common Stock offered hereby are being sold by BancFirst Ohio Corp., an Ohio corporation (the "Company"). The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "BFOH." On June 21, 1996, the closing price for the Company Common Stock as reported on the Nasdaq National Market was $31.50 per share.

         SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                                   ----------

 THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS
        AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
                 (THE "FDIC") OR ANY OTHER GOVERNMENTAL AGENCY.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

              Price to Public   Underwriting Discount(1)  Proceeds to Company(2)
- --------------------------------------------------------------------------------
Per Share           $                     $                         $
- --------------------------------------------------------------------------------
Total(3)            $                     $                         $
- --------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2)      Before deducting estimated expenses of $300,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 135,000 shares of Common Stock on the same terms and conditions as set forth above to cover over-allotments. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $__________, $___________ and $______________, respectively. See "Underwriting."

         The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them, and subject to their right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares of Common Stock will be available for delivery on or about ____________, 1996.

                               MCDONALD & COMPANY
                                SECURITIES, INC.

               The date of this Prospectus is _____________, 1996.

                                    [ M A P ]

               [MAP OF THE STATE OF OHIO SHOWING EXISTING BANKING
           LOCATIONS OF BANCFIRST OHIO CORP. AND COUNTY SAVINGS BANK.]


         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

         IN CONNECTION WITH THIS OFFERING, CERTAIN OF THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated in this Prospectus, all information assumes no exercise of the Underwriters' over-allotment option.

                                   THE COMPANY

         BancFirst Ohio Corp. (the "Company"), a registered bank holding company organized under the laws of the State of Ohio, conducts a full-service commercial and retail banking business through two wholly-owned subsidiary banks, The First National Bank of Zanesville ("FNB") and Bellbrook Community Bank ("Bellbrook") (collectively the "Bank Subsidiaries"). At March 31, 1996, the Company had total assets of $481.5 million, total deposits of $356.2 million and shareholders' equity of $50.2 million. The Company has entered into a Stock Purchase Agreement to acquire all of the outstanding capital stock of County Savings Bank ("County") for an aggregate purchase price of $47.8 million, subject to certain adjustments, including payments for certain non-competition agreements (the "Acquisition"). On a pro forma basis, at March 31, 1996, the Company would have had total assets of $958.6 million, total deposits of $721.2 million and shareholders' equity of $76.4 million.

         The Company is headquartered in Zanesville, Ohio, the county seat of Muskingum County. Through the Bank Subsidiaries, the Company operates fourteen full-service banking facilities which serve Muskingum, Licking, Franklin and Greene Counties, Ohio. The Company's primary market extends along Interstate 70 in central Ohio and includes the markets of Zanesville, Newark, Columbus, and Dayton. The Company focuses on providing personalized, high quality and comprehensive service in order to develop and maintain long-term relationships with customers. The Bank Subsidiaries offer a wide range of banking services, including commercial loans, residential and commercial real estate loans, consumer loans, personal and business checking accounts, savings accounts, demand and time deposits, safe deposit services, trust, private banking and investment services. FNB was founded in 1863. As of June 30, 1995, FNB had 39.3% of all federally insured deposits in Muskingum County, which represented the leading market share.

         The Company has a history of consistent profitability, most recently returning 1.52% on average assets for the three month period ended March 31, 1996. This compares to 1.26% for the same period in 1995 and 1.38%, 1.48%, 1.51% for the years ended December 31, 1995, 1994 and 1993, respectively. Annual returns on average equity since 1993 have ranged from 13.05% to 13.28%. For the three months ended March 31, 1996, the Company's return on average equity was 14.93%.

         The Company believes its success in recent years is in part attributable to a growth strategy that it began implementing in 1992. At December 31, 1991, the Company had nine branch offices with assets of $298.2 million (as originally reported), an equity to assets ratio of 11.82% (as originally reported), and operations heavily concentrated in Muskingum County. Management believed that increased size would allow the Company to (i) take advantage of increased operating efficiencies associated with the attendant economies of scale; (ii) achieve greater diversification of its markets and products; (iii) enhance shareholder value by more effectively leveraging its equity capital; and (iv) more effectively position itself to take advantage of acquisition opportunities in the rapidly changing financial services industry. Given the Company's dominant share in its primary market area, management recognized that the desired growth would have to come primarily from expansion into new markets.

         In recognition of these factors, management undertook a growth strategy which emphasized (i) acquiring existing branch locations from competing institutions as well as de novo branching; (ii) increasing lending to small businesses through the formation of small business lending centers outside Muskingum County; (iii) acquiring bank and thrift holding companies; (iv) expanding trust, private banking and investment services; (v) offering responsive decision making and personalized customer service; and (vi) improving technology to enhance services and manage the cost of operations.

         Management believes it has been successful in implementing its strategy. In 1992, FNB acquired a $30.6 million branch of a savings and loan association in Dresden, Ohio. Also in 1992, FNB opened the first of four small business financial centers which serve small businesses and specialize in loans guaranteed by the U.S. Department of Commerce, Small Business Administration ("SBA"). During 1995, FNB was the largest originator of SBA 7(a) loans in Ohio and was awarded the designation of Preferred Lender by the SBA. Currently, FNB has small business financial centers located in Akron, Cleveland, Columbus, and Dayton (expected to open in July 1996), Ohio. In 1994, FNB opened two de novo full-service branch offices in Licking County, Ohio. The Company's 1995 acquisition of Bellbrook provided access to the Dayton metropolitan market. In March 1996, FNB filed a branch application to open its first supermarket office in Reynoldsburg, Ohio. The Company's strategic direction has culminated in over $183 million of asset growth since December 31, 1991, an increase of 61.5%. This rate of growth has been accomplished without sacrifice to earnings as the Company's return on average assets and return on average equity have exceeded 1.38% and 12.9%, respectively, over the past four and a half years.

                                 THE ACQUISITION

         The Company has entered into a Stock Purchase Agreement dated March 27, 1996 (the "Purchase Agreement") with First Financial Group, Inc., the sole shareholder of County ("FFG"), pursuant to which the Company will acquire all of the outstanding capital stock of County for an aggregate purchase price of $47.8 million, subject to certain adjustments. The purchase price includes an aggregate of $3.0 million to be paid to certain shareholders of FFG pursuant to non-competition agreements entered into with the Company. The Company expects to fund the purchase price with the proceeds from this offering (the "Offering"), proceeds from a $15.0 million loan from a financial institution and from existing cash. See "Use of Proceeds." As a result of the Acquisition, the Company's consolidated assets are expected to nearly double, from approximately $481.5 million as of March 31, 1996 to approximately $958.6 million upon consummation of the Acquisition on a pro forma basis. See "Pending Acquisition."

         County is a state-chartered savings and loan association headquartered in Columbus, Ohio, and is a wholly-owned subsidiary of FFG. As of March 31, 1996, County had assets of $468.4 million, total deposits of $364.7 million and shareholder's equity of $34.4 million.

         County is a community-oriented savings institution that conducts its operations through 10 full-service offices, six of which are located in Licking County and four of which are located in Franklin County, Ohio. At March 31, 1996, approximately $188.2 million, or 51.6% of County's total deposits, were located in Licking County. As of June 30, 1995, County had 14.1% of federally insured deposits in Licking County, which was the second largest market share. Columbus, which is the largest city in Ohio and the state capital, is the county seat of Franklin County. At March 31, 1996, approximately $176.5 million, or 48.4% of County's total deposits, were located in Franklin County. As of June 30, 1995, County had 1.0% of federally insured deposits in Franklin County, which was the tenth largest market share. Although all of central Ohio has experienced notable economic growth over the past twenty years, eastern Franklin County and western Licking County have recently experienced a significant increase in housing construction and new business activity.

         The Acquisition will expand the Company's presence in Licking County as well as provide further penetration of the Franklin County banking market. The Company's management believes it can achieve revenue enhancements, operating efficiencies and additional growth opportunities as a result of the Acquisition. Revenue enhancements are anticipated from, among other things, the expansion of the Company's small business lending, trust, private banking, and automated teller machine ("ATM") services through County's Franklin County branch network. Additionally, the Company's management anticipates that County's active participation in multi-family residential lending and secondary mortgage activities will support increased loan originations in the Company's current markets. Operating efficiencies are anticipated from the integration of the operations of County into the Company's holding company structure. This will involve, but is not limited to, the consolidation of County's data processing, human resources, marketing, investment management, accounting and internal audit functions with those of the Company. Furthermore, the consolidation of FNB's residential mortgage loan operations with those of

County will provide additional post-acquisition synergies. The Company also believes that additional growth opportunities may result from the Company's increased presence in a larger market for financial services.

         Consummation of the Acquisition is subject to various conditions, including obtaining requisite and satisfactory regulatory approvals and the receipt of certain opinions and certificates. County and the Company are in compliance with all conditions and other requirements required to have been satisfied prior to the date hereof. None of the shares of the Company's Common Stock offered hereby will be sold unless the Company and McDonald & Company Securities, Inc., as representative of the Underwriters (the "Representative"), determine that all of the material conditions precedent to the consummation of the Acquisition have been or will be fulfilled, or waived to the satisfaction of the Representative, concurrently with the sale of the shares of the Company's Common Stock offered hereby. Completion of the Acquisition is conditioned upon receipt of all necessary regulatory approvals, consummation of the Offering and receipt of the Loan proceeds. It is expected that the Acquisition will be consummated simultaneously with the closing of this Offering. See "Pending Acquisition" and "Underwriting."

                                  THE OFFERING

Common Stock offered by the Company..  900,000 shares

Common Stock to be outstanding
   after the Offering................  3,873,813 shares(1)

Use of Proceeds......................  To apply toward the purchase price payable by the Company upon consummation of the Acquisition.

Risk Factors.........................  Investment in the Common Stock involves risk. Potential investors should
                                       carefully review the "Risk Factors"
                                       section of this Prospectus.

Nasdaq National Market symbol........  BFOH

- -----------
(1) 4,008,813 shares assuming exercise of the Underwriters' over-allotment option.

   SUMMARY CONDENSED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA OF
                                  THE COMPANY

         The following summary condensed consolidated historical financial and operating data should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company," which appear elsewhere in this Prospectus.

                                        At or for the Three
                                           Months Ended
                                             March 31,                   At or for the Year Ended December 31,
                                       --------------------    --------------------------------------------------------
                                         1996        1995        1995        1994        1993        1992        1991
                                       --------    --------    --------    --------    --------    --------    --------
                                                                     (Dollars in thousands, except per share data)
STATEMENT OF INCOME DATA:
  Interest income ..................   $  9,141    $  7,849    $ 34,063    $ 27,652    $ 24,863    $ 25,087    $ 25,927
  Interest expense .................      4,408       3,638      16,357      11,259       9,321      10,310      13,576
                                       --------    --------    --------    --------    --------    --------    --------
  Net interest income ..............      4,733       4,211      17,706      16,393      15,542      14,777      12,351
  Provision for possible loan
     losses ........................        292         201         967         338         799       1,044         849
  Non-interest income ..............      1,564       1,114       4,984       3,801       3,569       2,873       2,197
  Non-interest expense .............      3,387       3,209      12,805      11,410      10,568       9,702       8,620
                                       --------    --------    --------    --------    --------    --------    --------
  Income before income taxes .......      2,618       1,915       8,918       8,446       7,744       6,904       5,079
  Provision for federal
     income tax ....................        763         582       2,706       2,572       2,323       1,986       1,341
                                       --------    --------    --------    --------    --------    --------    --------
  Net income .......................   $  1,855    $  1,333    $  6,212    $  5,874    $  5,421    $  4,918    $  3,738
                                       ========    ========    ========    ========    ========    ========    ========

PER SHARE DATA: (1)
  Net income .......................   $   0.62    $   0.45    $   2.09    $   1.98    $   1.82    $   1.65    $   1.25
  Dividends ........................       0.25        0.23        0.94        0.89        0.82        0.73        0.73
  Book value .......................      16.89       15.51       16.82       14.76       14.23       13.19       12.25
  Tangible book value ..............      16.86       15.48       16.80       14.72       14.17       13.12       12.20

BALANCE SHEET DATA:
  Total assets .....................   $481,490    $434,233    $476,429    $429,384    $387,202    $355,923    $317,385
  Loans ............................    277,715     254,735     268,818     247,943     212,083     183,334     156,807
  Allowance for possible
     loan losses ...................      3,406       3,199       3,307       3,095       3,007       2,384       1,731
  Securities .......................    178,195     156,351     178,252     153,595     148,724     147,916     137,242
  Deposits .........................    356,236     328,516     348,545     320,836     310,586     310,118     276,232
  Borrowings .......................     71,531      57,839      74,135      63,525      32,986       4,900       3,000
  Shareholders' equity .............     50,205      46,090      50,010      43,844      42,295      39,350      36,569

PERFORMANCE RATIOS:(2)
  Return on average assets .........       1.52%       1.26%       1.38%       1.48%       1.51%       1.47%       1.20%
  Return on average
     equity ........................      14.93       13.11       13.05       13.28       13.19       12.85       10.41
  Net interest margin ..............       4.28        4.31        4.27        4.49        4.78        4.88        4.41
  Interest rate spread .............       3.97        4.09        3.55        3.89        4.22        4.26        3.53
  Non-interest income to
     average assets ................       1.30        1.05        1.11        0.95        0.99        0.83        0.68

  Non-interest expense to
     average assets ................       2.83        3.03        2.84        2.87        2.94        2.81        2.65
  Efficiency ratio(3) ..............      53.69       60.11       56.63       56.10       56.09       55.08       59.11

ASSET QUALITY RATIOS:
  Non-performing loans to
     total loans ...................       0.48%       0.22%       0.38%       0.21%       0.19%       0.46%       0.70%
  Non-performing assets to
     total assets ..................       0.28        0.13        0.22        0.12        0.11        0.24        0.34
  Allowance for possible loan
     losses to total loans .........       1.23        1.26        1.23        1.25        1.42        1.30        1.10
  Allowance for possible loan
     losses to non-performing ......      254.4       575.4       323.0       608.1       731.6       284.8       158.7
     loans
  Net charge-offs to
     average loans (2) .............       0.28        0.16        0.29        0.11        0.09        0.23        0.27

CAPITAL RATIOS(4)(5):
  Shareholders' equity to total
     assets ........................      10.43%      10.61%      10.50%      10.21%      10.92%      11.06%      11.52%
  Tier 1 capital to total assets ...      10.41       10.59       10.49       10.18       10.89       11.01       11.52
  Tier 1 capital to risk-weighted ..      16.96       19.01       17.70       20.32       20.90       19.90       21.70
     assets

- --------------
(1) Per share data has been restated to reflect all stock dividends and stock splits.

(2) Ratios for the three months ended March 31, 1996 and 1995 are stated on an annualized basis.

(3) The efficiency ratio is equal to non-interest expense less amortization of intangible assets divided by net interest income plus non-interest income less gains or losses on securities transactions.

(4) For definitions and further information relating to the Company's regulatory capital requirements see "Supervision and Regulation."

(5)      Ratios are calculated based on period-end balances.

             SUMMARY CONDENSED CONSOLIDATED HISTORICAL FINANCIAL AND
                            OPERATING DATA OF COUNTY

         The following summary condensed consolidated historical financial and operating data should be read in conjunction with the consolidated financial statements of County, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of County," which appear elsewhere in this Prospectus.

                                            At or for the Three
                                               Months Ended
                                                 March 31,                      At or for the Year Ended December 31,
                                            --------------------    ----------------------------------------------------------
                                              1996        1995        1995        1994         1993        1992         1991
                                            --------    --------    --------    --------     --------    --------     --------
                                                                                       (Dollars in thousands)
STATEMENT OF INCOME DATA:
  Interest income .......................   $  9,596    $  8,395    $ 36,853    $ 29,707     $ 28,509    $ 32,791     $ 44,338
  Interest expense ......................      6,050       5,105      23,446      18,141       18,290      23,836       33,572
                                            --------    --------    --------    --------     --------    --------     --------
  Net interest income ...................      3,546       3,290      13,407      11,566       10,219       8,955       10,766
  Provision for possible loan losses ....        125          93         250         500          326           0           30
  Non-interest income ...................        515         339       1,670       2,165        4,695       3,796        2,828
  Non-interest expense ..................      2,460       2,393       9,831      10,398       11,279      10,968        9,359
                                            --------    --------    --------    --------     --------    --------     --------
  Income before income taxes ............      1,476       1,143       4,996       2,833        3,309       1,783        4,205
  Provision for income tax
    (benefit)(1) ........................        491         258         984        (791)         288      (1,725)         913
                                            --------    --------    --------    --------     --------    --------     --------
  Net income ............................   $    985    $    885    $  4,012    $  3,624     $  3,021    $  3,508     $  3,292
                                            ========    ========    ========    ========     ========    ========     ========

BALANCE SHEET DATA:
  Total assets ..........................   $468,373    $435,444    $520,480    $424,735     $401,590    $391,451     $419,785
  Loans .................................    348,734     284,731     364,211     267,610      271,313     293,488      339,691
  Allowance for loan losses .............      2,093       2,291       2,022       2,326        3,007       3,997        6,896
  Securities ............................    111,827     137,744     145,286     137,411      106,470      65,430       39,270
  Deposits ..............................    364,707     321,913     362,798     317,354      330,895     301,660      324,012
  Borrowings ............................     66,040      80,204     119,935      74,829       40,000      62,250       72,250
  Shareholder's equity ..................     34,433      30,904      33,952      29,746       27,579      24,583       21,075

PERFORMANCE RATIOS:(2)
  Return on  average assets .............       0.79%       0.81%       0.84%       0.79%        0.71%       0.84%        0.70%
  Return on average equity ..............      11.57       11.84       12.60       12.81        11.66       15.45        17.14
  Net interest margin ...................       2.90        3.13        2.89        2.82         2.82        2.44         2.45
  Interest rate spread ..................       2.58        2.90        2.61        2.69         2.73        2.53         2.61
  Non-interest income to average
    assets ..............................       0.41        0.31        0.35        0.47         1.10        0.91         0.60
  Non-interest expense to average
    assets ..............................       1.97        2.20        2.07        2.27         2.64        2.64         1.99
  Efficiency ratio(3) ...................      64.26       66.69       65.91       74.00        85.12       93.61        72.03

ASSET QUALITY RATIOS:
  Non-performing loans to total loans ...       0.06%       0.12%       0.02%       0.33%        2.11%       5.00%        5.89%
  Non-performing assets to total
    assets ..............................       0.20        0.29        0.16        0.81         2.36        7.20         9.33
  Allowance for loan losses to total
    loans ...............................       0.60        0.80        0.56        0.87         1.11        1.36         2.03
  Allowance for loan losses to
    non-performing loans ................      938.5       662.1     2,246.7       261.9         52.4        27.3         34.5
  Net charge-offs to average loans(2)  ..       0.10        0.00        0.03        0.45         0.38        0.31         0.04

                                            At or for the Three
                                               Months Ended
                                                 March 31,                      At or for the Year Ended December 31,
                                            --------------------    ----------------------------------------------------------
                                              1996        1995        1995        1994         1993        1992         1991
                                            --------    --------    --------    --------     --------    --------     --------
                                                                                       (Dollars in thousands)
CAPITAL RATIOS:(4)(5)
  Shareholder's equity to total assets ..       7.35%       7.10%       6.52%       7.00%        6.87%       6.28%        5.02%
  Tangible capital to adjusted total
    assets ..............................       7.33        7.12        6.44        7.09         6.68        6.11         5.03
  Core capital to adjusted total
    assets ..............................       7.33        7.12        6.44        7.09         6.68        6.11         5.03
  Risk-based capital to risk-weighted
    assets ..............................      12.47       12.36       11.56       12.10        10.45        9.10         7.32

- -----------------
(1) Includes benefit of $1,967 in 1992 related to cumulative effect of change in accounting for deferred income taxes.

(2) Ratios for the three months ended March 31, 1996 and 1995 are stated on an annualized basis.

(3) The efficiency ratio is equal to non-interest expense less amortization of intangible assets divided by net interest income plus non-interest income less gains or losses on securities transactions.

(4) For definitions and further information relating to County's regulatory capital requirements see "Supervision and Regulation."

(5)      Ratios are calculated based on period-end balances.

        SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL AND
                          OPERATING DATA OF THE COMPANY

         The following table presents certain unaudited pro forma condensed consolidated financial and operating data of the Company giving effect to the Acquisition as if it had occurred as of the beginning of the earliest period indicated herein and after giving effect to the pro forma adjustments described in the notes to the Unaudited Pro Forma Consolidated Financial Statements of the Company. The Acquisition will be accounted for as a purchase, and the County assets acquired and liabilities assumed will be recorded at their estimated fair values, with the excess of the purchase price over the net fair value recorded as goodwill. This information should be read in conjunction with (i) the pro forma financial information, including the notes thereto, which appear elsewhere in this Prospectus, and (ii) the historical consolidated financial statements of the Company and County, including the respective notes thereto, which appear elsewhere in this Prospectus. See "Unaudited Pro Forma Consolidated Financial Statements," and "Consolidated Financial Statements--BancFirst Ohio Corp." and "-- County Savings Bank." The pro forma financial data do not give effect to any revenue enhancements or operating efficiencies that the Company's management believes may occur as a result of the Acquisition. See "Pending Acquisition" for a discussion of the purchase price adjustments. The pro forma adjustments reflect (a) the aggregate amount of cash to be paid to FFG and certain of its shareholders by the Company as a result of the Acquisition, and (b) the consummation of the Offering, assuming an offering price per share of $31.50. The pro forma financial data are not necessarily indicative of the results that actually would have occurred had the Acquisition been consummated on the dates indicated or that may occur in the future.

                                                        At or for the Three           At or for the
                                                           Months Ended                Year Ended
                                                          March 31, 1996            December 31, 1995
                                                        -------------------         -----------------
                                                        (Dollars in thousands, except per share data)
STATEMENT OF INCOME DATA:
  Interest income .....................................      $ 18,598                      $ 70,362
  Interest expense ....................................        10,680                        40,696
                                                             --------                      --------
    Net interest income ...............................         7,918                        29,666
  Provision for possible loan losses ..................           417                         1,217
  Non-interest income .................................         2,079                         6,654
  Non-interest expense ................................         6,154                        23,997
                                                             --------                      --------
  Income before income taxes ..........................         3,426                        11,106
  Provision for federal income tax ....................         1,076                         2,976
                                                             --------                      --------
    Net income ........................................      $  2,350                      $  8,130
                                                             ========                      ========

PER SHARE DATA:
  Net income ..........................................      $   0.61                      $   2.10
  Dividends ...........................................          0.25                          0.94
  Book value ..........................................         19.73                           N/A
  Tangible book value .................................         16.41                           N/A

PERFORMANCE RATIOS:(1)
  Return on average assets ............................          0.94%                         0.87%
  Return on average equity ............................         12.39                         11.39
  Net interest margin .................................          3.40                          3.37
  Interest rate spread ................................          2.74                          2.92
  Non-interest income to average assets ...............          0.83                          0.71
  Non-interest expense to average assets ..............          2.47                          2.57
  Efficiency ratio(2) .................................         62.27                         66.61

                                                        At or for the Three
                                                           Months Ended
                                                          March 31, 1996
                                                        -------------------
                                                       (Dollars in thousands)
BALANCE SHEET DATA:
  Total assets ........................................      $958,602
  Loans ...............................................       629,859
  Allowance for possible loan losses ..................         5,499
  Securities ..........................................       228,998
  Deposits ............................................       721,235
   Borrowings .........................................       152,562
  Shareholders' equity ................................        76,412

ASSET QUALITY RATIOS:
  Non-performing loans to total loans .................          0.25%
  Non-performing assets to total assets ...............          0.23
  Allowance for possible loan losses to total loans....          0.87
  Allowance for possible loan losses to
     non-performing loans .............................        352.05
  Net charge-offs to average loans(1) .................          0.31

CAPITAL RATIOS:(3)(4)
  Shareholders' equity to total assets ................          7.97%
  Tier 1 capital to total assets ......................          6.62
  Tier 1 capital to risk-weighted assets ..............         10.96

- ---------------
(1) Ratios for the three months ended March 31, 1996 are stated on an annualized basis.

(2) The efficiency ratio is equal to non-interest expense less amortization of intangible assets divided by net interest income plus non-interest income less gains or losses on securities transactions.

(3) For definitions and further information relating to the Company's and County's regulatory capital requirements see "Supervision and Regulation."

(4)      Ratios are calculated based on period-end balances.

                                  RISK FACTORS

         An investment in the securities offered pursuant to this Prospectus may involve a high degree of risk. The several risk factors discussed below, along with general investment risks and the other matters discussed in this Prospectus, should be considered in making an investment decision and in evaluating the Company's Common Stock.

         NO ASSURANCE OF SUCCESSFUL ACQUISITION. The Acquisition is expected to increase the Company's consolidated assets by approximately 99.1% to $958.6 million, based on pro forma financial information at March 31, 1996. The Acquisition is subject to certain risks that could adversely affect the Company's financial condition and profitability. These risks may include, among others, incorrectly assessing County's future earnings potential or encountering difficulty in integrating County's operations into the Company's holding company structure. The Company's acquisitions to date have been limited to the acquisition of a $30.6 million branch and the acquisition of Bellbrook, which had $23.6 million of assets. There can be no assurance that the Company will be able to successfully integrate County into its holding company structure.

         GROWTH STRATEGY. The Company has pursued and will continue to pursue a strategy of growth. The success of the Company's growth strategy will depend largely upon its ability to manage its credit risk and control its costs while providing competitive products and services. This growth strategy may present special risks, such as the risk that the Company will not efficiently handle growth with its present operations, the risk of dilution of book value and earnings per share as a result of an acquisition, the risk that earnings will be adversely affected by the start-up costs associated with establishing new products and services, the risk that the Company will not be able to attract and retain qualified personnel needed for expanded operations, and the risk that its internal monitoring and control systems may prove inadequate. On a pro forma basis at March 31, 1996, the Acquisition would have reduced the Company's Tier 1 capital to total assets from 10.41% to 6.62%. Consequently, the Company's ability to complete acquisitions for consideration other than stock will be limited in the near future.

         RISK OF CHANGES IN THE SBA PROGRAM. The Company's strategic plan includes an emphasis on continued growth of its SBA lending program. Loans generated through this program contain portions (typically 75%) which are government guaranteed. These guaranteed portions have been sold on the secondary market at gains. The non-interest income from this area is a growing source of revenue and continues to play a larger role in the earnings of the Company. For the quarter ended March 31, 1996, non-interest income from the sale of these loans was $596,000 compared to $1.3 million, $668,000, and $416,000 for the years ended 1995, 1994 and 1993, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company." Future non-interest income from these activities depends on the Company's ability to generate and sell loans under the SBA lending program. The SBA lending program is a federal government program, instituted through legislation. Uncertainties exist surrounding government programs, including the SBA, due to scrutiny by the Congress. There can be no assurance that the SBA lending program will continue in its present manner. Changes in the SBA program and/or increased competition for such loans can have an adverse affect on the Company's profitability, and require changes in the Company's SBA lending strategy. Furthermore, secondary market gains are difficult to forecast and the impact of such gains will affect the predictability of the Company's net income.

         IMPACT OF INTEREST RATES AND ECONOMIC CONDITIONS. The Company's operating results may be materially and adversely affected by factors beyond its control, such as changes in prevailing national and local economic conditions, including declines in real estate market values, rapid changes in interest rates and the monetary and fiscal policies of the Federal government. See "Supervision and Regulation." The Company's profitability is significantly affected by the difference between the interest rates earned on loans, securities and other assets and the interest rates paid on deposits and other interest-bearing liabilities. Like most banking institutions, the Company's net interest margin will continue to be affected by general economic conditions and other factors that influence market interest rates and the Company's ability to respond to changes in such rates. An increase or decrease in rates could have a positive or negative effect on the Company's net income, capital and liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of County."

         The Acquisition will be accounted for using the purchase method of accounting. Under the purchase method of accounting, all of the assets and liabilities of County acquired by the Company will be adjusted to their estimated fair values as of the acquisition date, and the resultant discounts and premiums will be accreted into or amortized against income over the expected economic lives of the related assets and liabilities. Additionally, the Company expects to record a core deposit intangible asset of approximately $3.4 million, to be amortized over its estimated life of 15 years on an accelerated basis and an asset of approximately $3.0 million for non-competition agreements to be amortized over their five year lives. It is expected that the purchase price for County will exceed the net fair value of the assets acquired and the liabilities assumed in the Acquisition. The difference will be recorded as goodwill on the Company's consolidated financial statements and will be amortized over 25 years using the straight-line method.

         Significant increases in market interest rates prior to the consummation of the Acquisition would result in declines in the fair value of County's held-to-maturity portfolio of investment securities and loan portfolio. Such a decline in fair value would result in a corresponding increase in the amount of goodwill recorded on the Company's consolidated financial statements as a result of the Acquisition and a lower tangible book value of the consolidated entity.

         PROPOSED LEGISLATION. Various bills have been introduced in Congress that, if adopted, would result in, among other things, the merger of the Savings Association Insurance Fund (the "SAIF") of the FDIC into the Bank Insurance Fund (the "BIF") of the FDIC and a one-time charge assessed against financial institutions with SAIF deposits equal to approximately 0.85% to 0.90% of their deposits subject to the SAIF assessments. At March 31, 1996, County had approximately $364.7 million of deposits insured by the SAIF and the Company had approximately $34.7 million of previously acquired thrift deposits that are subject to SAIF assessments. Consequently, the imposition of such a one-time charge would have a material adverse impact during the period incurred on the profitability of the Company, unless such charge is imposed within one year of closing of the Acquisition, in which case it would be accounted for as a purchase price adjustment and would increase the amount of goodwill recorded on the Company's consolidated financial statements as a result of the Acquisition. See "Supervision and Regulation -- Recent Developments." Based upon the 0.90% estimated assessment and deposits at March 31, 1996, the Company's pro forma one-time charge would be $3.6 million before taxes.

         ALLOWANCE FOR LOAN LOSSES. The inability of borrowers to repay loans can erode earnings and capital of the Company. The Company maintains an allowance for possible loan losses to provide for loan defaults and nonperformance. The allowance is based on the Company's prior experience with loan losses as well as an evaluation of the risks in the Company's current portfolio, including current and anticipated economic conditions, and is maintained at a level considered adequate by management to absorb anticipated losses. See "Business of the Company -- Lending Practices" and "Business of County -- Lending Practices." The amount of any future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond the control of the Company. A significant amount of the Company's existing loans are to businesses and individuals located in its primary market areas and any periodic fluctuations in the economic conditions of those areas could have a materially adverse impact on the Company. There can be no assurance that the Company's allowance for possible loan losses will be adequate to cover actual losses. Future additions to the Company's allowance for possible loan losses could result in a material decrease in the Company's net income.

         HOLDING COMPANY STRUCTURE; GOVERNMENT REGULATION AND POLICIES. The Company is a bank holding company, the profitability of which is dependent on the profitability of its Bank Subsidiaries and the upstream payment of dividends from the Bank Subsidiaries to the Company. Under state and federal banking law, the payment of dividends by the Company and the Bank Subsidiaries is subject to capital adequacy requirements. The inability of the Bank Subsidiaries to generate profits and pay such dividends to the Company, or regulatory restrictions on the payment of such dividends to the Company even if earned, would have an adverse effect on the financial condition and results of operations of the Company. See "Price Range of Common Stock and Dividends" and "Supervision and Regulation."

         As a bank holding company, the Company is subject to regulation, examination and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). FNB is a national bank and Bellbrook is an Ohio-chartered, federally insured bank. FNB is subject to regulation, examination and supervision by the Office of the Comptroller of the Currency (the "OCC"). Bellbrook is subject to regulation by the Ohio Division of Financial Institutions and by the FDIC. These regulations are primarily intended to protect depositors and may impose limitations on the Company which may not be in the best interest of its shareholders.

         County is subject to regulation, examination and supervision by the Office of Thrift Supervision (the "OTS"). Upon consummation of the Acquisition, the Company will become a savings and loan holding company in addition to being a bank holding company. Consequently, the Company must register with the OTS as a savings and loan holding company within 90 days after the consummation of the Acquisition. Thereafter, the Company will be subject to regulation, periodic reporting requirements, and examination by the OTS and such OTS regulation will be in addition to continuing regulation by the Federal Reserve Board. See "Supervision and Regulation."

         Regulations now affecting the Company, the Bank Subsidiaries and County may be changed at any time, and the interpretation of those regulations by examining authorities also is subject to change. Legislative proposals are made from time to time which, if enacted, could adversely affect financial institutions generally, including the Company. There can be no assurance that future changes in the regulations or in the interpretation thereof will not adversely affect the business of the Company, the Bank Subsidiaries or County. Changes in the government's monetary, fiscal, housing finance or tax policies may also adversely affect the business of the Company, the Bank Subsidiaries or County. See "Supervision and Regulation."

         COMPETITION. Depository institutions operate in a highly competitive environment. The Company competes with other depository institution holding companies and with commercial banks, savings institutions, credit unions, finance companies, mortgage companies, mutual funds, and other financial institutions, many of which have substantially greater financial resources than the Company. Certain of these competitors offer products and services that are not offered by the Company and certain competitors are not subject to the same extensive laws and regulations as the Company. Recent and proposed regulatory changes may further intensify competition in the Company's market area. See "Supervision and Regulation - Recent Legislation" and " - Recent Developments."

         ANTI-TAKEOVER PROVISIONS. Provisions of the Company's Articles of Incorporation and Code of Regulations, as well as Ohio law, may have the effect of delaying or preventing a change in control of the Company and may make more difficult the removal of incumbent management even if such transactions could be beneficial to the shareholders of the Company. See "Description of the Company's Capital Stock."

                                 USE OF PROCEEDS

         The net proceeds to be received by the Company from the sale of the Company's Common Stock offered hereby are expected to be approximately $26.2 million ($30.2 million if the Underwriters' over-allotment option is exercised).

         The net proceeds of the Offering will be used to pay a substantial part of the purchase price payable by the Company on consummation of the Acquisition. A portion of the purchase price will be obtained from borrowings under a loan agreement to be entered into with LaSalle National Bank (the "Loan"). Pursuant to the loan agreement, the Company may borrow up to $15.0 million in the form of a seven-year term loan expiring September 1, 2003, with annual interest payable at a floating rate equal to LaSalle National Bank's prime rate (8.25% at June 12, 1996) or the London Interbank Offered Rate ("LIBOR") plus 1.35%. The Company will be required to make quarterly interest payments beginning 90 days from the date of funding of the Loan. The Company will be required to make annual principal payments beginning 18 months from funding, based upon a 10-year amortization. The Company will pledge all of the outstanding shares of FNB as security for the Loan. The loan agreement will contain financial covenants, which are to be determined. In addition, the loan agreement will restrict incurrence of new debt. There is no prepayment penalty associated with the Loan. See "Pending Acquisition."

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company and County (i) on a historical basis and (ii) on a pro forma basis as adjusted to give effect to the Offering (assuming no exercise of the Underwriters' over-allotment option and net proceeds of $26.2 million after deduction of all estimated expenses of the Offering), borrowings of $15.0 million from the Loan and the Acquisition. The information set forth below should be read in conjunction with the historical consolidated financial statements of the Company and County, including the notes thereto, which appear elsewhere in this Prospectus, and in conjunction with the pro forma consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. See "Unaudited Pro Forma Consolidated Financial Information" and "Consolidated Financial Statements -- BancFirst Ohio Corp." and "-- County Savings Bank."

                                                             March 31, 1996
                                                  -----------------------------------
                                                   Company       County     Pro Forma
                                                  ---------     --------    ---------
                                                             (In thousands)
Borrowings:
   Short-term debt ...........................    $   4,900     $ 66,040    $  70,931
   Long-term debt ............................       66,631         --         81,631
                                                  ---------     --------    ---------
     Total borrowings ........................       71,531       66,040      152,562
                                                  ---------     --------    ---------
Shareholders' equity:
Common Stock of the Company, $10.00 par
     value per share; 7,500,000 shares
     authorized, 3,033,919 shares issued
     at March 31, 1996 and 3,933,919
     shares issued as adjusted ...............       30,340          600       39,340
   Additional paid-in capital ................        6,905         --         24,112
   Retained earnings .........................       14,134       33,822       14,134
   Treasury stock, 61,447 shares at cost .....       (1,155)        --         (1,155)
   Net unrealized gain (loss) on securities
     available-for-sale ......................          (19)          11          (19)
                                                  ---------     --------    ---------
Total shareholders' equity ...................       50,205       34,433       76,412
                                                  =========     ========    =========
Total capitalization .........................    $ 121,736     $100,473    $ 228,974
                                                  =========     ========    =========

             PRICE RANGE OF THE COMPANY'S COMMON STOCK AND DIVIDENDS

         The Company's Common Stock is listed for quotation on the Nasdaq National Market under the symbol "BFOH." Although transactions in the Company's Common Stock have been, and are expected to continue to be, facilitated by market-makers, the average weekly trading volume during the year ended December 31, 1995 was approximately 5,856 shares. There can be no assurance that an active or liquid trading market in the Company's Common Stock will develop or continue.

         The table below indicates the high and low sale prices, as reported by the Nasdaq National Market, and the cash dividends declared per share, for the Company's Common Stock during the periods indicated, in each case adjusted as if the two-for-one stock split effected in the form of a stock dividend in May 1994 had occurred prior to such periods.

                                                                           Cash
                                                                         Dividends
                                                       High      Low     Declared
                                                      ------    ------   ---------
1994:
     First quarter ...............................    $25.50    $22.50    $ 0.22
     Second quarter ..............................     25.00     24.00      0.22
     Third quarter ...............................     27.00     24.00      0.22
     Fourth quarter ..............................     26.00     24.00      0.23

1995:
     First quarter ...............................    $26.00    $24.00    $ 0.23
     Second quarter ..............................     27.00     24.00      0.23
     Third quarter ...............................     28.00     26.00      0.23
     Fourth quarter ..............................     31.00     26.50      0.25

1996:
     First quarter ...............................    $35.50    $29.50    $ 0.25
     Second quarter (through June 20, 1996) ......     36.50     30.50    $ 0.25

         On May 31, 1996, there were approximately 1,160 holders of record of the Company's Common Stock.

         The holders of the Company's Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. The Board of Directors of the Company considers payment of dividends quarterly. The ability of the Company to pay dividends is currently dependent upon its receipt of dividends from the Bank Subsidiaries and, following consummation of the Acquisition, will be dependent upon its receipt of dividends from the Bank Subsidiaries and County. The ability of the Bank Subsidiaries and County to pay dividends is subject to regulatory restrictions. See "Supervision and Regulation."

         The Company has paid regular cash dividends on its Common Stock since it commenced operations in 1990. The Company does not expect that the regulatory restrictions applicable to the Company, the Bank Subsidiaries or County will significantly affect the operations of the Company or impair the ability of the Company to continue to pay dividends, and the Company currently expects to pay dividends on its Common Stock after the Acquisition at the Company's current rate. There can be no assurance, however, that any such dividends will be paid by the Company or that such dividends will not be reduced or eliminated in the future. The timing and amount of any dividends will depend upon the earnings, capital requirements and financial conditions of the Company, the Bank Subsidiaries and County, as well as the general economic conditions and other relevant factors affecting those entities.

                               PENDING ACQUISITION

         The Company has entered into the Purchase Agreement dated March 27, 1996 with FFG, the sole shareholder of County, pursuant to which the Company will acquire all of the outstanding capital stock of County for an aggregate purchase price of $47.8 million, subject to certain adjustments. The purchase price includes an aggregate of $3.0 million to be paid to certain shareholders of FFG pursuant to non-competition agreements entered into with the Company. The Company expects to fund the purchase price with the proceeds from this Offering, from a $15.0 million Loan with a financial institution, and from existing cash. As a result of the Acquisition, the Company's consolidated assets are expected to nearly double, from approximately $481.5 million as of March 31, 1996 to approximately $958.6 million on a pro forma basis upon consummation of the Acquisition.

         County is a state-chartered savings and loan association headquartered in Columbus, Ohio, and is a wholly-owned subsidiary of FFG. As of March 31, 1996, County had assets of $468.4 million, total deposits of $364.7 million and shareholder's equity of $34.4 million.

         County is a community-oriented savings institution that conducts its operations through 10 full-service offices, six of which are located in Licking County and four of which are located in Franklin County, Ohio. At March 31, 1996, approximately $188.2 million, or 51.6% of County's total deposits, were located in Licking County. As of June 30, 1995, County had 14.1% of federally insured deposits in Licking County, which was the second largest market share. Columbus, which is the largest city in Ohio and the state capital, is the county seat of Franklin County. At March 31, 1996, approximately $176.5 million, or 48.4% of County's total deposits, were located in Franklin County. As of June 30, 1995, County had 1.0% of federally insured deposits in Franklin County, which was the tenth largest market share. Although all of central Ohio has experienced notable economic growth over the past twenty years, eastern Franklin County and western Licking County have recently experienced a significant increase in housing construction and new business activity.

         The Acquisition will expand the Company's presence in Licking County as well as provide further penetration of the Franklin County banking market. The Company's management believes it can achieve revenue enhancements, operating efficiencies and additional growth opportunities as a result of the Acquisition. Revenue enhancements are anticipated from, among other things, the expansion of the Company's small business lending, trust, private banking, and ATM services through County's Franklin County branch network. Additionally, the Company's management anticipates that County's active participation in multi-family residential lending and secondary mortgage activities will support increased loan originations in the Company's current markets. Operating efficiencies are anticipated from the integration of the operations of County into the Company's holding company structure. This will involve, but is not limited to, the consolidation of County's data processing, human resources, marketing, investment management, accounting and internal audit functions with those of the Company. Furthermore, the consolidation of FNB's residential mortgage loan operations with those of County will provide additional post-acquisition synergies. The Company also believes that additional growth opportunities may result from the Company's increased presence in a larger market for financial services.

         Consummation of the Acquisition is subject to various conditions, including obtaining requisite and satisfactory regulatory approvals and the receipt of certain opinions and certificates. County and the Company are in compliance with all conditions and other requirements required to have been satisfied prior to the date hereof. None of the shares of the Company's Common Stock offered hereby will be sold unless the Company and the Representative determine that all of the material conditions precedent to the consummation of the Acquisition have been or will be fulfilled, or waived to the satisfaction of the Representative, concurrently with or immediately following the sale of the shares of the Company's Common Stock offered hereby. Completion of the Acquisition is conditioned upon receipt of all necessary regulatory approvals, consummation of the Offering and receipt of the Loan proceeds. It is expected that the Acquisition will be consummated simultaneously with the closing of this Offering. See "Underwriting."

         The Purchase Agreement provides that the purchase price is to be adjusted dollar for dollar to the extent County's total shareholder's equity is more or less than "Minimum Required Capitalization", as defined in the Purchase Agreement, on the date of closing of the Acquisition. The Minimum Required Capitalization is equal to $35.0 million less the amount of any special assessment for the recapitalization of SAIF, net of tax benefits to FFG. In the event County's total shareholder's equity is less than $30.0 million, the Company has no obligation to complete the Acquisition. At March 31, 1996, County's total shareholder's equity was $34.4 million.

         The table below presents certain unaudited condensed and consolidated historical financial and operating data for the Company and certain unaudited pro forma condensed consolidated financial and operating data for the Company after giving effect to (i) the Offering, (ii) the Acquisition as if it had occurred as of March 31, 1996, except as noted, and (iii) the pro forma adjustments described in the notes to the Unaudited Pro Forma Consolidated Financial Statements of the Company which appear elsewhere in this Prospectus. The amount of pro forma consolidated net income for the three month period ended March 31, 1996 shown below does not reflect any revenue enhancements or cost savings anticipated by management of the Company as a consequence of the Acquisition.

                                        At or for the Three Months
                                           Ended March 31, 1996
                                        --------------------------
                                           Actual      Pro Forma
                                          --------     ---------
                                          (Dollars in thousands)
          Loans.................          $277,715     $629,859
          Deposits..............           356,236      721,235
          Assets................           481,490      958,602
          Shareholders' equity..            50,205       76,412
          Net income............             1,855        2,350(1)

         -----------
         (1) Assuming the Acquisition occurred as of January 1, 1996.

         As a condition to the Acquisition, the Company required certain of the shareholders of FFG to enter into non-competition agreements. These agreements provide that the shareholders agree not to compete with the Company for 60 months following the closing of the Acquisition within Licking or Muskingum Counties. The total consideration paid by the Company to the shareholders pursuant to these agreements is to be $3.0 million.

         In connection with the indemnification of the Company by FFG under the Purchase Agreement, certain of the FFG shareholders entered into an indemnification agreement whereby the shareholders agreed, under certain conditions, to indemnify the Company against damages arising out of the breach of certain representations and warranties by FFG.

         In anticipation of the Acquisition, the Company required that County enter into employment agreements with Edward N. Cohn, Michael S. Kappas, Gary L. McGlaughlin and Kim Taylor ("Officers") in order to assure continuity of management of County during the change of control. The contracts provide for two year terms as officers with provisions for salary for each at least equal to the respective salaries at closing of the Acquisition, bonuses, as determined by the Board of Directors, expenses and benefits. The Officers also are entitled to benefits upon a subsequent change of control of County (other than the Acquisition) or the Company. The contracts also provide for a two year covenant not to compete.

               SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

         The following selected financial data should be read in conjunction with the financial statements of the Company and the notes thereto which appear elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company" appearing elsewhere in this Prospectus. The selected consolidated financial data of the Company has been derived from the consolidated financial statements of the Company which (other than as of and for the three-month periods ended March 31, 1996 and 1995) have been audited by Coopers & Lybrand L.L.P., independent certified public accountants. The consolidated financial statements of the Company at December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995, together with Coopers & Lybrand L.L.P.'s report thereon, appear elsewhere in this Prospectus. See "Consolidated Financial Statements -- BancFirst Ohio Corp." The selected consolidated financial data of the Company as of March 31, 1996 and for the three-month period then ended is unaudited but reflects, in the opinion of management of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the three months ended March 31, 1996 are not necessarily indicative of results that may be expected for any other interim period or for the year as a whole.

                                        At or for the Three
                                           Months Ended
                                             March 31,                      At or for the Year Ended December 31,
                                       ---------------------     ------------------------------------------------------------
                                         1996         1995         1995         1994         1993         1992         1991
                                       --------     --------     --------     --------     --------     --------     --------
                                                                         (Dollars in thousands, except per share data)
STATEMENT OF INCOME DATA:
  Interest income .................    $  9,141     $  7,849     $ 34,063     $ 27,652     $ 24,863     $ 25,087     $ 25,927
  Interest expense ................       4,408        3,638       16,357       11,259        9,321       10,310       13,576
                                       --------     --------     --------     --------     --------     --------     --------
  Net interest income .............       4,733        4,211       17,706       16,393       15,542       14,777       12,351
  Provision for possible loan
      losses ......................         292          201          967          338          799        1,044          849
  Non-interest income .............       1,564        1,114        4,984        3,801        3,569        2,873        2,197
  Non-interest expense ............       3,387        3,209       12,805       11,410       10,568        9,702        8,620
                                       --------     --------     --------     --------     --------     --------     --------
  Income before income taxes ......       2,618        1,915        8,918        8,446        7,744        6,904        5,079
  Provision for federal income
    tax ...........................         763          582        2,706        2,572        2,323        1,986        1,341
                                       --------     --------     --------     --------     --------     --------     --------
  Net income ......................    $  1,855     $  1,333     $  6,212     $  5,874     $  5,421     $  4,918     $  3,738
                                       ========     ========     ========     ========     ========     ========     ========

PER SHARE DATA: (1)
  Net income ......................    $   0.62     $   0.45     $   2.09     $   1.98     $   1.82     $   1.65     $   1.25
  Dividends .......................        0.25         0.23         0.94         0.89         0.82         0.73         0.73
  Book value ......................       16.89        15.51        16.82        14.76        14.23        13.19        12.25
  Tangible book value .............       16.86        15.48        16.80        14.72        14.17        13.12        12.20

BALANCE SHEET DATA:
  Total assets ....................    $481,490     $434,233     $476,429     $429,384     $387,202     $355,923     $317,385
  Loans ...........................     277,715      254,735      268,818      247,943      212,083      183,334      156,807
  Allowance for possible loan
    losses ........................       3,406        3,199        3,307        3,095        3,007        2,384        1,731
  Securities ......................     178,195      156,351      178,252      153,595      148,724      147,916      137,242
  Deposits ........................     356,236      328,516      348,545      320,836      310,586      310,118      276,232
  Borrowings ......................      71,531       57,839       74,135       63,525       32,986        4,900        3,000
  Shareholders' equity ............      50,205       46,090       50,010       43,844       42,295       39,350       36,569

                                        At or for the Three
                                           Months Ended
                                             March 31,                      At or for the Year Ended December 31,
                                       ---------------------     ------------------------------------------------------------
                                         1996         1995         1995         1994         1993         1992         1991
                                       --------     --------     --------     --------     --------     --------     --------
                                                                         (Dollars in thousands, except per share data)
PERFORMANCE RATIOS:(2)
  Return on average assets ........        1.52%        1.26%        1.38%        1.48%        1.51%        1.47%        1.20%
  Return on average equity ........       14.93        13.11        13.05        13.28        13.19        12.85        10.41
  Net interest margin .............        4.28         4.31         4.27         4.49         4.78         4.88         4.41
  Interest rate spread ............        3.97         4.09         3.55         3.89         4.22         4.26         3.53
  Non-interest income to
     average assets ...............        1.30         1.05         1.11         0.95         0.99         0.83         0.68
  Non-interest expense to
     average assets ...............        2.83         3.03         2.84         2.87         2.94         2.81         2.65
  Efficiency ratio(3) .............       53.69        60.11        56.63        56.10        56.09        55.08        59.11

ASSET QUALITY RATIOS:
  Non-performing loans to
     total loans ..................        0.48%        0.22%        0.38%        0.21%        0.19%        0.46%        0.70%
  Non-performing assets to total
     assets .......................        0.28         0.13         0.22         0.12         0.11         0.24         0.34
  Allowance for possible loan
     losses to total loans ........        1.23         1.26         1.23         1.25         1.42         1.30         1.10
  Allowance for possible loan
     losses to  non-performing
     loans ........................       254.4        575.4        323.0        608.1        731.6        284.8        158.7
  Net charge-offs to
     average loans (2) ............        0.28         0.16         0.29         0.11         0.09         0.23         0.27

CAPITAL RATIOS (4) (5):
  Shareholders' equity to assets ..       10.43%       10.61%       10.50%       10.21%       10.92%       11.06%       11.52%
  Tier 1 capital to total
       assets .....................       10.41        10.59        10.49        10.18        10.89        11.01        11.52
  Tier 1 capital to risk-weighted
       assets......................       16.96        19.01        17.70        20.32        20.90        19.90        21.70

- ---------------
(1) Per share data has been restated to reflect all stock dividends and stock splits.

(2) Ratios for the three months ended March 31, 1996 and 1995 are stated on an annualized basis.

(3) The efficiency ratio is equal to non-interest expense less amortization of intangible assets divided by net interest income plus non-interest income less gains or losses on securities transactions.

(4) For definitions and further information relating to the Company's regulatory capital requirements see "Supervision and Regulation."

(5)      Ratios are calculated based on period-end balances.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY

         For a comprehensive understanding of the Company's financial condition and performance, this discussion should be considered in conjunction with the Company's Consolidated Financial Statements, accompanying notes, and other information contained elsewhere herein.

OVERVIEW

         The reported results of the Company primarily reflect the operations of the Bank Subsidiaries. The Company's results of operations are dependent on a variety of factors, including the general interest rate environment, competitive conditions in the industry, governmental policies and regulations and conditions in the markets for financial assets. Like most financial institutions, the primary contributor to the Company's income is net interest income, which is defined as the difference between the interest the Company earns on interest-earning assets, such as loans and securities, and the interest the Company pays on interest-bearing liabilities, such as deposits and borrowings. The Company's operations are also affected by non-interest income, such as checking account and trust fees and gains from sales of loans. The Company's principal operating expenses, aside from interest expense, consist of salaries and employee benefits, occupancy costs, federal deposit insurance assessments, and other general and administrative expenses.

         On June 30, 1995, the Company acquired Bellbrook Bancorp, Inc. ("BBI") in a transaction accounted for under the pooling-of-interests method of accounting for business combinations. Accordingly, the Company's consolidated financial statements have been restated for the periods prior to the transaction to include BBI.

         Average Balances and Yields. The following table presents, for each of the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and percentage rates, and the net interest margin. Net interest margin is calculated on a fully tax equivalent basis ("FTE"), and refers to net interest income divided by total interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. FTE income includes tax exempt income, restated to a pre-tax equivalent, based on the statutory federal income tax rate. All average balances are daily average balances. Non-accruing loans are included in average loan balances.

                                                                Three Months Ended March 31,
                                              ------------------------------------------------------------
                                                          1996                             1995
                                              ----------------------------     ---------------------------
                                              Average    Income/    Yield/     Average    Income/   Yield/
                                              Balance   Expenses     Rate      Balance   Expenses    Rate
                                              -------   --------     ----      -------   --------    ----
Securities:
  Taxable                                    $149,413   $  2,537     6.81%    $133,701   $ 2,192     6.63%
  Tax-exempt                                   27,572        487     7.08       20,239       404     8.07
                                             --------   --------              --------   -------
  Total securities                            176,985      3,024     6.85      153,940     2,596     6.82

Loans (2):
  Commercial                                  114,108      2,776     9.76%     106,977     2,497     9.47%
  Real estate                                 109,023      2,163     7.96      102,066     1,980     7.87
  Consumer                                     53,451      1,276     9.58       42,901       878     8.30
                                             --------   --------              --------   -------
  Total loans                                 276,582      6,215     9.01      251,944     5,355     8.62
Federal funds sold                              6,918         88     5.10%       4,153        57     5.55%
                                             --------   --------              --------   -------
  Total earning assets(1)                     460,485      9,327     8.15      410,037     8,008     7.90
                                                        --------                         -------
Non-interest-bearing assets                    20,400                           20,119
                                             --------                         --------
                                             $480,885                         $430,156
                                             ========                         ========
Interest-bearing deposits:
  Demand deposits                            $105,140   $    771     2.94%    $106,003   $   733     2.80%
  Savings deposits                             50,572        319     2.53       51,657       351     2.76
  Time deposits                               163,054      2,288     5.63      128,556     1,643     5.18
                                             --------   --------              --------   -------
  Total                                       318,766      3,378     4.25      286,216     2,727     3.86
Borrowings                                     69,279      1,030     5.96       60,517       911     6.11
                                             --------   --------              --------   -------
  Total interest-bearing liabilities          388,045      4,408     4.56      346,733     3,638     4.26
  Non-interest bearing deposits                38,041                           39,245
                                             --------
  Total interest-bearing liabilities and
  non-interest bearing deposits               426,086   $  4,408      4.15     385,978   $ 3,638     3.81
Accrued expenses and other                      4,949                            1,287
                                             --------                         --------
  Total liabilities                           431,035                          387,265
  Shareholders' equity                         49,850                           42,891
                                             --------                         --------
Total liabilities and
shareholders' equity                         $480,885                         $430,156
                                             ========                         ========

                                                                               Year Ended December 31,
                                          ---------------------------------------------------------------------------------------
                                                      1995                           1994                           1993
                                          --------------------------   ---------------------------   ----------------------------
                                          Average    Income/  Yield/   Average    Income/   Yield/   Average     Income/   Yield/
                                          Balance   Expenses   Rate    Balance   Expenses    Rate    Balance    Expenses    Rate
                                          -------   --------   ----    -------   --------    ----    -------    --------    ----
Securities:
  Taxable                                $143,206   $ 9,631    6.73%  $125,072   $ 7,846     6.27%  $119,303   $  7,767      6.51%
  Tax-exempt                               21,931     1,738    7.92     19.019     1,497     7.87     16,919      1,311      7.75
                                         --------   -------           --------   -------            --------   --------
  Total securities                        165,137    11,369    6.88    144,091     9,343     6.48    136,222      9,078      6.66

Loans (2):
  Commercial                              108,189    10,836   10.02%    98,606     8,543     8.66%    85,715      7,438      8.68%
  Real estate                             104,978     8,319    7.92     99,476     7,495     7.53     87,725      6,411      7.31
  Consumer                                 48,539     4,016    8.27     34,200     2,770     8.10     22,953      2,342     10.20
                                         --------   -------           --------   -------            --------   --------
  Total loans                             261,706    23,171    8.85    232,282    18,808     8.10    196,393     16,191      8.24
Federal funds sold                          3,510       193    5.50%     2,711       116     4.28%     5,263        161      3.06%
                                         --------   -------           --------   -------            --------   --------
  Total earning assets(1)                 430,353    34,733    8.07    379,084    28,267     7.46    337,878     25,430      7.53
                                                    -------                      -------                       --------
Non-interest-bearing assets                20,066                       18,930                        21,238
                                         --------                     --------                      --------
                                         $450,419                     $398,014                      $359,116
                                         ========                     ========                      ========
Interest-bearing deposits:
  Demand deposits                        $104,994   $ 3,057    2.91%  $114,471   $ 2,992     2.61%  $117,053   $  3,136      2.68%
  Savings deposits                         50,486     1,360    2.69     54,467     1,428     2.62     51,280      1,407      2.74
  Time deposits                           142,987     8,008    5.60    111,467     4,964     4.45    108,372      4,534      4.18
                                         --------   -------           --------   -------            --------   --------
  Total                                   298,467    12,425    4.16    280,405     9,384     3.35    276,705      9,077      3.28
Borrowings                                 63,488     3,932    6.19     35,532     1,875     5.28      5,520        244      4.42
                                         --------   -------           --------   -------            --------   --------
  Total interest-bearing liabilities      361,955    16,357    4.52    315,937    11,259     3.56    282,225      9,321      3.30
  Non-interest bearing deposits            38,310                       35,823                        34,208
                                         --------                     --------                      --------
  Total interest-bearing liabilities and
  non-interest bearing deposits           400,265   $16,357    4.09    351,760   $11,259     3.20    316,433   $  9,321      2.95
Accrued expenses and other                  2,555                        2,017                         1,584
                                         --------                     --------                      --------
  Total liabilities                       402,820                      353,777                       318,017
  Shareholders' equity                     47,599                       44,237                        41,099
                                         --------                     --------                      --------
Total liabilities and
shareholders' equity                     $450,419                     $398,014                      $395,116
                                         ========                     ========                      ========

                                                                Three Months Ended March 31,
                                              ------------------------------------------------------------
                                                          1996                             1995
                                              ----------------------------     ---------------------------
                                              Average    Income/    Yield/     Average    Income/   Yield/
                                              Balance   Expenses     Rate      Balance   Expenses    Rate
                                              -------   --------     ----      -------   --------    ----
Net interest income and
interest rate spread                                    $ 4,919     3.97%                 $4,370     4.09%
                                                        =======                           ======
Net interest margin                                                 4.28%                            4.31%

Average interest-earning
assets to average
interest-bearing
liabilities                                               118.7%                           118.3%

                                                                Year Ended December 31,
                           -------------------------------------------------------------------------------------------
                                       1995                            1994                            1993
                           ----------------------------    ---------------------------    ----------------------------
                           Average    Income/    Yield/    Average    Income/   Yield/    Average     Income/   Yield/
                           Balance   Expenses     Rate     Balance   Expenses    Rate     Balance    Expenses    Rate
                           -------   --------     ----     -------   --------    ----     -------    --------    ----
Net interest income and
interest rate spread                  $18,376     3.55%               $17,008     3.89%              $16,109     4.22%
                                      =======                         =======                        =======
Net interest margin                               4.27%                           4.49%                          4.78%

Average interest-earning
assets to average
interest-bearing
liabilities                                      119.9%                          120.0%                          119.7%

- ---------------
(1) Computed on an FTE basis utilizing a 34% tax rate. The applicable adjustments were $186 and $159 for the three months ended March 31, 1996 and 1995, respectively, and $672, $579 and $528 for the years ended December 31, 1995, 1994 and 1993, respectively.

(2) Non-accrual loans are included in the average loan balances.

         Rate and Volume Variances. Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. The following table discloses the dollar changes in the Company's net interest income attributable to changes in levels of interest-earning assets or interest-bearing liabilities (volume), changes in average yields on interest-earning assets and average rates on interest-bearing liabilities (rate) and the combined volume and rate effects (mix). For the purposes of this table, the change in interest due to both rate and volume has been allocated to volume and rate change in proportion to the relationship of the dollar amounts of the change in each. In general, this table provides an analysis of the effect on income of balance sheet changes which occurred during the periods and the changes in interest rate levels.

                                                                                                    December 31,
                                                   March 31,                 ------------------------------------------------------
                                                 1996 vs. 1995                       1995 vs. 1994              1994 vs. 1993
                                               Increase (Decrease)                Increase (Decrease)         Increase (Decrease)
                                         ------------------------------      -----------------------------  -----------------------
                                         Volume       Rate       Total       Volume       Rate      Total   Volume   Rate     Total
                                         ------      ------      ------      ------      ------     ------  ------  ------   ------
                                                                       (Dollars in thousands)
Interest-earning assets
  Loans:
    Commercial                           $  185      $   94      $  280      $  880      $1,413     $2,293  $1,117  $  (12)  $1,105
    Real estate                             151          32         183         426         398        824     880     204    1,084
    Consumer                                243         155         398       1,185          61      1,246     982    (554)     428
                                         ------      ------      ------      ------      ------     ------  ------  ------   ------
    Total loans                             580         281         861       2,491       1,872      4,363   2,979    (362)   2,617
  Securities:
    Taxable                                 280          65         345       1,192         593      1,785     368    (289)      79
    Tax-exempt                              361        (278)         83         231          10        241     165      21      186
                                         ------      ------      ------      ------      ------     ------  ------  ------   ------
  Total securities                          641        (213)        428       1,423         603      2,026     533    (268)     265
  Federal funds sold                         61         (30)         31          39          38         77     (95)     50      (45)
                                         ------      ------      ------      ------      ------     ------  ------  ------   ------
  Total earning assets(1)                 1,282          38       1,320       3,953       2,513      6,466   3,417    (580)   2,837
                                         ------      ------      ------      ------      ------     ------  ------  ------   ------
Interest-bearing liabilities
  Deposits:
    Demand deposits                         (37)         75          38        (260)        325         65     (68)    (76)    (144)
    Savings deposits                         (7)        (25)        (32)       (106)         38        (68)     85     (64)      21
    Time deposits                           485         160         645       1,593       1,451      3,044     132     298      430
                                         ------      ------      ------      ------      ------     ------  ------  ------   ------
  Total interest-bearing
    Deposits                                441         210         651       1,227       1,814      3,041     149     158      307
    Borrowings                              237        (118)        119       1,685         372      2,057   1,575      56    1,631
                                         ------      ------      ------      ------      ------     ------  ------  ------   ------
  Total interest-bearing liabilities        678          92         770       2,912       2,186      5,098   1,724     214    1,938
                                         ------      ------      ------      ------      ------     ------  ------  ------   ------
  Net interest income                    $  604      $  (54)     $  550      $1,041      $  327     $1,368  $1,693  $ (794)  $  899
                                         ======      ======      ======      ======      ======     ======  ======  ======   ======

- ----------------
(1)      Computed on a fully tax-equivalent basis, assuming a tax rate of 34%.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND
1995

         Net Income. Net income for the three months ended March 31, 1996 increased 39.2% to $1.9 million, as compared to $1.3 million for the three months ended March 31, 1995. Earnings per share in the first quarter of 1996 equaled $0.62, compared to $0.45 for the same period in 1995, a 37.8% increase. Net interest income and non-interest income increased 12.4% and 40.4%, respectively, in the three months ended March 31, 1996, as compared to the same period in 1995; however, in the first three months of 1996 the provision for possible loan losses and non-interest expense increased 45.3% and 5.6%, respectively. The Company's net interest margin increased slightly to 4.28% for the first three months of 1996 as compared to 4.32% for the first three months of 1995. Non-interest income showed a significant increase due to increased originations of SBA loans and sales of the guaranteed portion of such loans. The provision for possible loan losses increased primarily due to an increase in the size of the loan portfolio and an increase in net charge-offs. Non-interest expense increased due to the expansion of operations. The Company's return on average assets and return on average equity were 1.52% and 14.93%, respectively, in the first quarter of 1996, as compared to 1.26% and 13.11%, respectively, in the first quarter of 1995.

         Interest Income. Total interest income increased 16.5% to $9.1 million for the first three months of 1996, as compared to $7.8 million for the first three months of 1995. This increase primarily resulted from a $50.4 million, or 12.3%, increase in average interest-earning assets between the two periods. The average balance of loans increased $24.6 million, which was primarily a result of the Company's continuing marketing efforts, its recent expansion into new markets, as well as favorable economic conditions.

         In addition, as a result of the generally higher interest rate environment, the weighted average yield on interest-earning assets increased to 8.15% during the first three months of 1996, as compared to 7.90% during the same three month period in 1995. The Company's yield on average loans increased from 8.62% during the three months ended March 31, 1995 to 9.01% during the three months ended March 31, 1996. Yields on the investment portfolio remained more stable, increasing from 6.82% during the first quarter of 1995 to 6.85% during the first quarter of 1996.

         Interest Expense. Total interest expense increased 21.2% to $4.4 million for the three months ended March 31, 1996 as compared to $3.6 million for the three months ended March 31, 1995. Interest expense increased due to a higher average balance of interest-bearing liabilities outstanding and due to a higher cost of funds during the three months ended March 31, 1996, as compared to the same period in 1995. The average balance of deposit accounts increased $31.3 million, or 9.4%, from the first quarter in 1995 to the first quarter in 1996. Average interest-bearing liabilities increased 11.9%, from $346.7 million to $388.0 million.

         The Company's cost of funds increased to 4.56% in the three months ended March 31, 1996 as compared to 4.26% in the same period of 1995, generally due to the higher level of market interest rates. The cost of funds was also affected by the continued shift by customers into higher yielding certificates of deposit.

         Provision for Possible Loan Losses. The provision for possible loan losses increased 45.3% to $292,000 in the first three months of 1996, as compared to $201,000 in the first three months of 1995. The increase in the provision for possible loan losses was affected by growth in new markets and products for which the Company has limited loan loss experience, coupled with a higher level of net charge offs, $193,000 versus $97,000. Total loans increased 9.0% to $277.7 million at March 31, 1996, from $254.7 million at the same date in 1995. The allowance for possible losses on loans at March 31, 1996 was $3.4 million, or 1.23% of total loans. Management's estimate of the adequacy of its allowance for possible loan losses is based upon management's continuing review of prevailing national and local economic conditions, changes in the size and compensation of the portfolio and individual problem credits. Growth of the loan portfolio, loss experience, economic conditions, delinquency levels, credit mix and selected credits are factors that affect judgments concerning the adequacy of the allowance.

         Non-Interest Income. Total non-interest income increased 40.4% to $1.6 million in the three months ended March 31, 1996, as compared to $1.1 million in the three months ended March 31, 1995. The increase in 1996 was largely a result of increased gains on the sale of loans. During the first quarter of 1996, the Company sold approximately $5.2 million of the guaranteed portion of its SBA portfolio in the secondary market, realizing a gain of $596,000. See "Business of the Company - Lending - Small Business Lending." This compared to first quarter 1995 gains of $243,000 on guaranteed portions of loans sold totaling $2.7 million.

         Customer service fees, representing service charges on deposits and fees from other banking services, decreased 8.1% in the first quarter of 1996, to $411,000, from $447,000 in the 1995 period. The slight decrease was primarily volume-related, due to the shift of deposits from demand and savings deposits into time deposits. Trust income increased 19.4% to $375,000 in the first quarter of 1996, from $314,000 in the 1995 period. Growth in trust and custodian fee income resulted primarily from the expansion of the customer base and higher asset values.

         The following table sets forth the Company's non-interest income for the periods indicated:

                                           Three months ended               Year ended
                                               March 31,                   December 31,
                                           ------------------    ------------------------------
                                            1996       1995       1995        1994        1993
                                           ------     ------     ------     -------      ------
                                                             (In thousands)
Trust and custodian fees .............     $  375     $  314     $1,259     $ 1,129      $1,075
Customer service fees ................        411        447      1,714       1,726       1,448
Investment securities gains (losses) .          2       --          136         (57)        356
Gain on sale of loans ................        596        243      1,310         668         416
Other ................................        180        110        565         335         274
                                           ------     ------     ------     -------      ------
        Total ........................     $1,564     $1,114     $4,984     $ 3,801      $3,569
                                           ======     ======     ======     =======      ======

         Non-Interest Expense. Total non-interest expense increased 5.6% to $3.4 million in the three months ended March 31, 1996, as compared to $3.2 million in the three months ended March 31, 1995. Salaries and benefits increased $167,000 from period to period, which represented a 9.7% increase. The increase was primarily a result of the Company's expansion efforts. Net occupancy costs increased $24,000, or 13.3%, from 1995 to 1996. Other non-interest expenses, which include miscellaneous general and administrative costs, increased $103,000 from period to period, or 13.3%. Such increases were a result of the overall increase in business levels. Offsetting such increases was a decrease of $163,000, or 90.1%, in the Company's federal deposit insurance expense, as BIF-insured institutions were granted a significant reduction in FDIC assessments effective during the second quarter of 1995. See "Supervision and Regulation."

         The following table sets forth the Company's non-interest expense for the periods indicated:

                                        Three months ended              Year ended
                                             March 31,                 December 31,
                                        ------------------    -------------------------------
                                         1996       1995       1995        1994        1993
                                        ------     ------     -------     -------     -------
                                                             (In thousands)
Salaries and employee benefits ....     $1,887     $1,720     $ 6,866     $ 6,071     $ 5,578
Net occupancy expense .............        205        181         752         643         533
Furniture and equipment expense ...        103        110         408         415         382
Data processing expense ...........        152        113         647         521         453
Taxes other than income taxes .....        144        129         518         496         529
Federal deposit insurance .........         18        181         430         717         693
Other .............................        878        775       3,184       2,547       2,400
                                        ------     ------     -------     -------     -------
        Total .....................     $3,387     $3,209     $12,805     $11,410     $10,568
                                        ======     ======     =======     =======     =======

         The efficiency ratio is one method used in the banking industry to assess profitability. It is defined as non-interest expense divided by the net revenue stream, which is the sum of net interest income on a tax-equivalent basis and non-interest income excluding net investment securities gains or losses. The Company's efficiency ratio was 53.7% for the first quarter of 1996, as compared to 60.1% for the comparable period in 1995. Controlling costs and improving productivity, as measured by the efficiency ratio, is considered by management a primary factor in enhancing performance. It is expected that operating expenses will continue to increase in 1996 due to the expansion of markets, increased growth and volume of activities, and overall inflation.

         Provision for Income Taxes. The provision for income taxes was $763,000 for the three months ended March 31, 1996, an increase of 31.1% from $582,000 in the three months ended March 31, 1995. The effective tax rate was 29.1% for the three months ended March 31, 1996 and 30.4% for the three months ended March 31, 1995. The difference between the effective tax rates and the federal statutory rate of 34% related principally to tax-exempt income from obligations of states and political subdivisions and non-taxable loans.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

         Net Income. Net income of the Company totaled $6.2 million for the year ended December 31, 1995, an increase of $338,000, or 5.8%, from 1994. Earnings per share in 1995 equaled $2.09, compared to $1.98 in 1994, a 5.6% increase. The higher earnings for 1995 resulted primarily from a $1.3 million, or 8.0%, increase in net interest income and a $1.2 million, or 31.1%, increase in non-interest income, which were partially offset by a $629,000, or 186.1%, increase in the provision for possible loan losses, and a $1.4 million, or 12.2%, increase in non-interest expense. The Company's net interest margin declined to 4.27% for 1995 as compared to 4.49% for 1994, largely as a result of market-driven increases in interest rates, the shift in mix of deposits toward higher cost time deposits and the Company's growth strategy of utilizing long-term borrowings to more fully leverage its capital to enhance overall earnings. The spread between the rate on such borrowings and the assets they funded was more narrow than the Company's existing net interest margin and spread. Non-interest income showed a significant increase due to increased originations of SBA loans and sales of the guaranteed portion of such loans. The provision for possible loan losses increased primarily due to an increase in the size of the loan portfolio and an increase in net charge-offs. Non-interest expense increased due to the expansion of operations. The Company's return on average assets and return on average equity were 1.38% and 13.05%, respectively, in 1995, as compared to 1.48% and 13.28%, respectively, in 1994.

         Interest Income. Total interest income increased 23.2% to $34.1 million for 1995 as compared to $27.7 million for 1994. This increase primarily resulted from a $51.3 million, or 13.5%, increase in average interest-earning assets during 1995. The average balance of loans increased 12.7% from $232.3 million in 1994 to $261.7 million in 1995, as a result of the implementation of the Company's growth strategy.

         The weighted average yield on interest-earning assets increased to 8.07% during 1995, as compared to 7.46% during 1994, as a result of the generally higher interest rate environment. The Company's yield on average loans increased from 8.10% during 1994 to 8.85% during 1995. The average yield on investment securities increased from 6.48% to 6.88% during the same period. The rate earned on interest-earning assets increased more slowly during the period than the cost of funds because increases in rates of adjustable rate loans generally lag the market due to contractual limitations on the timing of adjustments.

         Interest Expense. Total interest expense increased 45.3% to $16.4 million for 1995, as compared to $11.3 million for 1994. Interest expense increased due to a higher average balance of interest-bearing liabilities outstanding and due to a higher cost of funds during 1995. Average interest-bearing liabilities increased $46.0 million, or 14.6%, to $362.0 million during 1995, reflecting the Company's efforts to leverage its capital position. The average balance of deposit accounts increased $20.5 million, or 6.5%, to $336.8 million in 1995 compared to $316.2 million in 1994 as a result of the implementation of the Company's growth strategy. Average borrowings increased $28.0 million, or 78.7%, from $35.5 million to $63.5 million.

         The Company's cost of funds increased to 4.09% in 1995 from 3.20% in 1994, generally due to higher overall levels of interest rates as well as the relative increase in borrowings and a shift in mix of deposits toward higher cost time deposits. The Company's average balance of deposits held as certificates increased 28.3% from 1994 to 1995.

         Provision for Possible Loan Losses. The provision for possible loan losses increased 186.1% to $967,000 in 1995, as compared to $338,000 in 1994. The increase reflected overall loan growth coupled with a higher level of net charge-offs, $755,000 versus $250,000. The allowance for possible loan losses on loans at December 31, 1995 was $3.3 million, or 1.23% of total loans, as compared to $3.1 million, or 1.25% of total loans, at the same date in 1994.

         Non-Interest Income. Total non-interest income increased 31.1% to $5.0 million in 1995, as compared to $3.8 million in 1994 due to a sharp increase in gain on sale of loans. Gain on sale of loans was $1.3 million in 1995 as compared to $668,000 in 1994. The increase was associated with the Company's activities in the SBA lending programs. Customer service fees, representing service charges on deposits and fees from other banking services, decreased 0.7% in 1995, to $1.7 million. The slight decrease was volume-related, resulting from a shift of deposits from demand and savings deposits into time deposits. Trust income increased 11.5% to $1.3 million in 1995, from $1.1 million. Growth in trust income resulted primarily from the expansion of the Company's customer base and higher asset values.

         Net investment securities gains amounted to $136,000 in 1995, compared to net losses of $57,000 in 1994, an increase of $193,000. The gains in 1995 resulted from opportunities presented by falling interest rates to restructure the available-for-sale investment portfolio to extend maturities, diversify the portfolio and maintain average yields. The loss in 1994 resulted from the sale of lower yielding available-for-sale securities and reinvestment of the proceeds into higher yielding securities in the rising rate environment.

         Other sources of income totaled $565,000 in 1995, an increase of 68.7% from $335,000 in 1994. The increase was principally the result of expanded fee-based product offerings to businesses and individuals.

         Non-Interest Expense. Total non-interest expense increased 12.2% to $12.8 million in 1995, as compared to $11.4 million in 1994. During 1995, the Company incurred certain expenses in connection with its acquisition of BBI. Also, late in 1994, FNB opened two financial centers in Licking County, expanded operating hours at certain locations, expanded its Columbus small business lending center and opened a small business lending center in Cleveland.

         Salaries and employee benefits accounted for approximately 53.6% of total non-interest expense in 1995, compared to 53.2% in 1994. The average full-time equivalent staff level was 196 in 1995, compared to 186 in 1994. Salaries and employee benefits increased 13.1%, from $6.1 million in 1994 to $6.9 million in 1995. The higher salaries and employee benefits were principally due to the Company's market expansion and new product offerings, and merit and cost of living increases.

         In September 1995, FNB received a reimbursement of FDIC assessments of approximately $171,000 resulting from the retroactive reduction of BIF assessments following the recapitalization of the BIF. At that time, assessment levels were adjusted from $0.23 per $100 of deposits to $0.04 per $100 of deposits.

         Net occupancy expense was $752,000, or 17.0%, higher in 1995 than the net occupancy expense of $643,000 in 1994. The higher net occupancy expense was primarily the result of costs associated with a full year's cost of operating the two Licking County financial centers which were opened during 1994, the Cleveland small business lending center, and the expansion of the Columbus financial center.

         Furniture and equipment expense decreased 1.7% in 1995. The decrease in furniture and fixture expense in 1995 was due principally to a decrease in depreciation expense. The additional expense in 1995, associated with the full year's depreciation for assets related to new locations opened in 1994, was more than offset by the decrease in 1995 expense associated with items which became fully depreciated in 1995 or late 1994.

         The Company's information services expense increased 24.2% in 1995, to $647,000, from $521,000. The higher costs associated with data and information processing activities were primarily due to the expansion of technology throughout the Company to enhance customer service, increase efficiencies and improve information management systems.

         Other increases in non-interest expense were primarily related to the expanded volume of business activities. Analyzed on a relative basis, non-interest expense improved in 1995, with total non-interest expense expressed as a percentage of average assets of 2.84% in 1995, as compared to 2.87% in 1994. The Company's efficiency ratio was 56.7% for 1995, slightly higher than the ratio for 1994 of 57.2%.

         Provision for Income Taxes. The provision for federal income taxes increased to $2.7 million in 1995, for an effective tax rate of 30.3%. This compared to federal income tax expense of $2.6 million in 1994, which represented an effective tax rate of 30.5%. The increase in expense in 1995 resulted from an overall increase in the level of taxable earnings. The difference between the effective rates and the federal statutory rate of 34% related principally to tax-exempt income from obligations of states and political subdivisions and non-taxable loans.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

         Net Income. Net income of the Company totaled $5.9 million for the year ended December 31, 1994, an increase of $453,000, or 8.4%, from 1993. Earnings per share in 1994 equaled $1.98, compared to $1.82 in 1993, an increase of 8.8%. The higher earnings for 1994 resulted primarily from an $851,000, or 5.5%, increase in net interest income, a $232,000, or 6.5%, increase in non-interest income, and a $461,000, or 57.7%, decrease in the provision for possible loan losses, which were partially offset by an $842,000, or 8.0%, increase in non-interest expense. The Company's net interest margin decreased to 4.49% for 1994 as compared to 4.78% for 1993. The lower net interest margin in 1994 was primarily a result of the rising level of overall interest rates during the year which increased the Company's cost of funds. Also contributing to the lower net interest margin were the effects of the Company's growth strategies implemented through the use of FHLB advances to more fully utilize its capital and increase earnings. These borrowings were at higher interest rates than the Company's 1993 cost of funds. The Company's return on average assets and return on average equity were 1.48% and 13.28%, respectively, in 1994, as compared to 1.51% and 13.19%, respectively, in 1993.

         Interest Income. Total interest income increased 11.2% to $28.3 million
(FTE) for 1994, as compared to $25.4 million (FTE) for 1993. This increase primarily resulted from a 12.2% increase in average interest-earning assets between the years, which was only partially offset by a decline in the weighted average yield on interest-earning assets during 1994. The weighted average yield on interest-earning assets declined to 7.46% during 1994 as compared to 7.53% during 1993. The average balance of loans increased $35.9 million, which was a result of the Company's growth strategy.

         Interest Expense. Total interest expense increased 20.8% to $11.3 million for 1994, as compared to $9.3 million for 1993. Interest expense was affected by a higher average balance of interest-bearing liabilities outstanding as well as a higher cost of funds during 1994. The Company's cost of funds increased to 3.56% in 1994 as compared to 3.30% in 1993, generally due to the increased level of market interest rates and the increased use of borrowings by the Company.

         Provision for Possible Loan Losses. The provision for possible loan losses decreased 57.7% to $338,000 in 1994, compared to $799,000 in 1993. Despite continued strong growth in the loan portfolio, the lower provision reflected strong asset quality and low levels of net charge-offs. Net charge-offs represented 0.11% of the average outstanding loan balances during 1994. The allowance for possible loan losses at December 31, 1994 was $3.1 million, or 1.25% of total loans, as compared to $3.0 million, or 1.42% of total loans, at the same date in 1993.

         Non-Interest Income. Total non-interest income increased 6.5% to $3.8 million in 1994, as compared to $3.6 million in 1993, largely due to an increase in gain on sale of loans and an increase in customer service fees. Gain on sale of loans was $668,000 in 1994 as compared to $416,000 in 1993, an increase of 60.6%. The increase was primarily associated with the Company's activities in the SBA lending programs. The guaranteed portion of the

Company's SBA loans sold on the secondary market was $7.2 million during 1994 as compared to $3.5 million in 1993.

         Trust and custodian fees increased $54,000, from $1.0 million in 1993 to $1.1 million in 1994, an increase of 5.0%. The increase was due to expansion of the Company's customer base and higher asset values. Customer service fees, representing service charges on deposits and fees from other banking services, increased 19.2% to $1.7 million in 1994. The increase reflected the Company's ongoing pricing strategy, which resulted in an upward revision of fee schedules, combined with volume related increases associated with deposit growth.

         Net investment securities losses amounted to $57,000 in 1994, compared to net gains of $356,000 in 1993. The losses were in connection with the management and restructuring of the investment portfolio as well as a reflection of the increase in market interest rates and the resulting decline in the value of fixed income securities during the rising rate environment in 1994. Other non-interest income increased $61,000, or 22.3%, from $274,000 in 1993 to $335,000 in 1994.

         Non-Interest Expense. Total non-interest expense increased 8.0% to $11.4 million in 1994 as compared to $10.6 million in 1993. Salaries and employee benefits increased $493,000 or 8.8%, from $5.6 million in 1993 to $6.1 million in 1994. The increase was largely due to the opening of two branch offices in Licking County, expanded operating hours at certain locations, expansion of the Columbus small business lending center and the opening of the Cleveland small business lending center.

         Net occupancy expense increased 20.6%, from $533,000 in 1993 to $643,000 in 1994, as a result of the Company's expanded operations discussed above. Other non-interest expenses, which include miscellaneous general and administrative costs in addition to certain loan servicing and loan processing costs, increased $171,000, as a result of the overall increase in business levels. Total non-interest expense expressed as a percentage of average assets declined to 2.87% in 1994, as compared to 2.94% in 1993. The Company's efficiency ratio was 56.1% for both 1994 and 1993.

         Provision for Federal Income Taxes. The provision for federal income taxes increased 10.7% to $2.6 million in 1994 as compared to $2.3 million in 1993, primarily as the result of an increase in income before taxes. The effective tax rate was 30.5% for 1994 and 30.0% for 1993. The increase in the effective rate was due to tax-exempt securities and loans representing a smaller percentage of total earning assets and, accordingly, the income from these sources representing a smaller percentage of taxable income.

ASSET QUALITY

         Non-Performing Assets. To maintain the level of credit risk of the loan portfolio at an appropriate level, management sets underwriting standards and internal lending limits and provides for proper diversification of the portfolio by placing constraints on the concentration of credits within the portfolio. In monitoring the level of credit risk within the loan portfolio, management utilizes a formal loan review process to monitor, review, and consider relevant factors in evaluating specific credits in determining the adequacy of the allowance for possible loan losses. The Bank Subsidiaries formally document their evaluation of the adequacy of the allowance for possible loan losses on a quarterly basis and the evaluations are reviewed and discussed with their respective boards of directors.

         Failure to receive principal and interest payments when due on any loan results in efforts to restore such loan to current status. Loans are classified as non-accrual when, in the opinion of management, full collection of principal and accrued interest is in doubt. Continued unsuccessful collection efforts generally lead to initiation of foreclosure or other legal proceedings. Property acquired by the Company as a result of foreclosure or by deed in lieu of foreclosure is classified as "other real estate owned" until such time as it is sold or otherwise disposed of. No such property was owned at March 31, 1996. At December 31, 1995, the Company held $24,000 of property classified as "other real estate owned."

         Non-performing loans totaled $1.3 million, or 0.48% of total loans, at March 31, 1996, compared to $1.0 million, or 0.38% of total loans, at year-end 1995. Non-performing assets totaled $1.3 million, or 0.28% of total assets at March 31, 1996, compared to $1.0 million, or 0.22% of total assets, at December 31, 1995. The following is an analysis of the composition of non-performing assets:

                                     At March 31,                  At December 31,
                                                  ------------------------------------------------
                                       1996        1995       1994      1993      1992       1991
                                      ------      ------      ----      ----      ----      ------
                                                              (Dollars in thousands)
Non-accrual loans ...............     $  846      $  440      $237      $181      $772      $  459
Accruing loans 90 days or more
   past due .....................        493         584       272       230        65         632
                                      ------      ------      ----      ----      ----      ------
      Total non-performing loans       1,339       1,024       509       411       837       1,091

Other real estate owned .........       --            24       --        --        --         --
                                      ------      ------      ----      ----      ----      ------
   Total non-performing assets ..     $1,339      $1,048      $509      $411      $837      $1,091
                                      ======      ======      ====      ====      ====      ======
   Non-performing loans to
     total loans ................       0.48%       0.38%     0.21%     0.19%     0.46%       0.70%
   Non-performing assets to
     total assets ...............       0.28%       0.22%     0.12%     0.11%     0.24%       0.34%

         Allowance for Possible Loan Losses. The Company records a provision necessary to maintain the allowance for possible loan losses at a level sufficient to provide for potential future credit losses. The provision is charged against earnings when it is established. An allowance for possible loan losses is established based on management's best judgment, which involves continuing review of prevailing national and local economic conditions, changes in the size and composition of the portfolio and review of individual problem credits. Growth of the loan portfolio, loss experience, economic conditions, delinquency levels, credit mix, and selected credits are factors that affect judgments concerning the adequacy of the allowance. Actual losses on loans are charged against the allowance.

         The following table summarizes the Company's loan loss experience, and provides a breakdown of the allowance for possible loan losses at the dates indicated.

                                             Three
                                          Months Ended                             Year Ended December 31,
                                            March 31,      ---------------------------------------------------------------------
                                              1996            1995          1994            1993           1992           1991
                                          ------------     ---------      ---------      ---------      ---------      ---------
                                                                     (Dollars in thousands)
Balance at beginning of period .........    $   3,307      $   3,095      $   3,007      $   2,384      $   1,731      $   1,296

Charge-offs:
   Residential mortgage ................           (4)           (10)            (3)          --               (8)           (46)
   Construction mortgage ...............         --             --             --             --             --             --
   Commercial ..........................           (1)          (373)           (15)           (21)           (17)          (128)
   Consumer ............................         (250)          (479)          (300)          (242)          (498)          (366)
                                            ---------      ---------      ---------      ---------      ---------      ---------
      Total charge-offs ................         (255)          (862)          (318)          (263)          (523)          (540)
                                            ---------      ---------      ---------      ---------      ---------      ---------
Recoveries:
   Residential mortgage ................            1              2           --             --             --             --
   Construction mortgage ...............         --             --             --             --             --             --
   Commercial ..........................           38             12              1              3              7             61
   Consumer ............................           23             93             67             84            125             65
                                            ---------      ---------      ---------      ---------      ---------      ---------
     Total recoveries ..................           62            107             68             87            132            126
                                            ---------      ---------      ---------      ---------      ---------      ---------
Net charge-offs ........................         (193)          (755)          (250)          (176)          (391)          (414)

Provision charged to operations ........          292            967            338            799          1,044            849
                                            ---------      ---------      ---------      ---------      ---------      ---------

Balance at end of period ...............    $   3,406      $   3,307      $   3,095      $   3,007      $   2,384      $   1,731
                                            =========      =========      =========      =========      =========      =========
Loans outstanding at end of
period .................................    $ 277,715      $ 268,818      $ 247,943      $ 212,083      $ 183,334      $ 156,807

Average loans outstanding ..............    $ 276,582      $ 261,706      $ 232,282      $ 196,393      $ 170,142      $ 150,984

Allowance as a percent of loans
   outstanding .........................         1.23%          1.23%          1.25%          1.42%          1.30%          1.10%

Ratio of net charge-offs to

   average loans .......................         0.28%          0.29%          0.11%          0.09%          0.23%          0.27%

Allowance for possible loan losses to
   non-performing loans ................        254.4%         323.0%         608.1%         731.6%         284.8%         158.7%

         The allowance for possible loan losses totaled $3.4 million at March 31, 1996, representing 1.23% of total loans, compared to a December 31, 1995 allowance of $3.3 million, or 1.23% of total loans. Charge-offs represent the amount of loans actually removed as earning assets from the balance sheet due to uncollectibility. Amounts recovered on previously charged-off assets are netted against charge-offs, resulting in net charge-offs for the period. Net loan charge-offs for the three months ended March 31, 1996 were $193,000, compared to net charge-offs of $97,000 for the same period in 1995 and net charge-offs of $755,000 for the year ended December 31, 1995. Charge-offs have been made in accordance with the Company's standard policy and have occurred primarily in the commercial and consumer loan portfolios.

         The allowance for possible loan losses as a percentage of non-performing loans ("coverage ratio"), was 254.4% at March 31, 1996, compared to 323.0% at the end of 1995. Although used as a general indicator, the coverage ratio is not a primary factor in the determination of the adequacy of the allowance by management. The somewhat lower coverage ratio at March 31, 1996 than at December 31, 1995 was primarily due to a 27.8% increase in non-performing loans. Total non-performing loans as a percentage of total loans remained a relatively low 0.48% of total loans. The increase in non-performing loans was due mainly to increases in the volume of consumer and small business loans, which generally have a higher risk of non-performance than loans secured by real estate.

COMPARISON OF MARCH 31, 1996 AND DECEMBER 31, 1995 FINANCIAL CONDITION

         Total assets amounted to $481.5 million at March 31, 1996, as compared to $476.4 million at December 31, 1995, an increase of $5.1 million, or 1.1%. The increase in assets was funded with deposit growth of $7.7 million and an increase in shareholders' equity of $195,000, and was partially offset by a decrease in FHLB advances and other borrowings of $2.6 million.

         Total investment securities decreased by $57,000, or 0.03%, to $178.2 million. The Company's investment strategy is to manage the portfolio to include rate sensitive assets, matched against interest sensitive liabilities to reduce interest rate risk. In recognition of this strategy, as well as to provide a secondary source of liquidity to accommodate heavy loan demand and possible deposit withdrawals, the Company has chosen to classify the majority of its investment securities as available-for-sale. At March 31, 1996, 95.1% of the total investment portfolio was classified as available-for-sale, while those which the Company intends to hold to maturity represented the remaining 4.9%. This compares to 95.3% and 4.7% classified as available-for-sale and held to maturity, respectively, at December 31, 1995. See "--Liquidity and Capital Resources" and "Business of the Company - Investment Securities."

         Total loans increased $8.9 million, or 3.3%, to $277.7 million at March 31, 1996. This increase was primarily a result of an increase of $6.8 million in the commercial loan portfolio. The increase in commercial loans was due to the Company's continued emphasis on small business lending. Residential mortgage loans decreased $1.7 million while real estate construction loans increased $4.1 million and consumer loans decreased $243,000. The overall increase in the loan portfolio was consistent with the Company's strategy of increasing assets while adhering to prudent underwriting standards.

         Premises and equipment increased $162,000, or 3.9%, to $4.3 million at March 31, 1996. This increase was directly a result of the Company's continued expansion of markets and services.

         Deposits totaled $356.2 million at March 31, 1996, an increase of $7.7 million, or 2.2%, over the balance at December 31, 1995. The increase resulted from management's marketing efforts and continued growth at newer branch offices. Total interest-bearing deposits accounted for 88.6% of total deposits at March 31, 1996 as compared to 88.0% at December 31, 1995.

         Total borrowings decreased $2.6 million to $71.5 million at March 31, 1996, as compared to $74.1 million at December 31, 1995. The majority of this decline resulted from a $2.5 million decrease in short-term borrowings. Based on the lower cost of deposits, management chose to fund a larger portion of its asset growth with deposits as opposed to borrowings.

COMPARISON OF DECEMBER 31, 1995 AND DECEMBER 31, 1994 FINANCIAL CONDITION

         Total assets amounted to $476.4 million at December 31, 1995, as compared to $429.4 million at December 31, 1994, an increase of $47.0 million, or 11.0%. The increase in assets was primarily funded with deposit growth of $27.7 million and increased borrowings of $10.6 million. Shareholders' equity increased $6.2 million, primarily as a result of the retention of net income after the payment of dividends, less net treasury stock transactions, plus the $2.7 million adjustment to equity to reflect the net unrealized holding gains of the available-for-sale securities portfolio under SFAS No. 115.

         Cash and cash equivalents decreased $4.7 million, or 25.1%, to $14.1 million at December 31, 1995, as compared to $18.8 million at December 31, 1994. The Company is required to maintain average balances with the FRB. The average required reserve was $4.7 million and $4.4 million for 1995 and 1994, respectively. The decline in cash and cash equivalents was due to a shift of assets into investment securities during the year.

         Total investment securities increased $24.7 million, or 16.1%, to $178.3 million at December 31, 1995, as compared to $153.6 million at December 31, 1994. The increase in the portfolio was part of management's strategy to effectively use retail deposit growth, borrowings and other funding sources to fund increases in interest earning assets, including the Company's securities portfolio. Securities classified as available-for-sale represented 95.3% of the total securities portfolio at December 31, 1995, as compared to 57.9% at December 31, 1994. The Company transferred securities during the year from the held-to-maturity category to increase flexibility with respect to liquidity and asset/liability management.

         Loans increased $20.9 million, or 8.4%, from $247.9 million at December 31, 1994 to $268.8 million at December 31, 1995. The increase in the loan portfolio was the result of the Company's growth strategy, including the opening of new offices. The growth in the loan portfolio was concentrated in consumer lending, which increased $11.0 million, followed by real estate mortgage loans, which increased $4.6 million, commercial loans, which increased $3.6 million, and construction loans, which increased $1.6 million.

         Premises and equipment decreased $193,000, or 4.5%, to $4.1 million from December 31, 1994 to December 31, 1995. This decrease was primarily a result of limited additions to premises and equipment during the year, which were more than offset by depreciation.

         Deposits totaled $348.5 million at December 31, 1995, an increase of $27.7 million, or 8.6%, over the balance of $320.8 million at December 31, 1994. The increase resulted from management's marketing efforts and growth at new branch offices.

         Total borrowings increased $10.6 million, or 16.7%, from $63.5 million at December 31, 1994 to $74.1 million at December 31, 1995. The Company utilized borrowings as well as deposits to fund its interest-earning asset growth.

LIQUIDITY AND CAPITAL RESOURCES

         The objective of liquidity management is to ensure the availability of funds to accommodate customer loan demand as well as deposit withdrawals while continuously seeking higher yields from longer term lending and investing opportunities. This is accomplished principally by maintaining sufficient cash flows and liquid assets along with consistent stable core deposits and the capacity to maintain immediate access to funds. These immediately accessible funds may include federal funds sold, unpledged marketable securities, reverse repurchase agreements or available lines of credit from the Federal Reserve Bank, FHLB, or other financial institutions. An important factor in the preservation of liquidity is the maintenance of public confidence, as this facilitates the retention and growth of a large, stable supply of core deposits in funds.

         The Company's principal source of funds to satisfy short-term liquidity needs comes from cash, due from banks and federal funds sold. These sources constituted 4.3% of average total assets for the first quarter of 1996, unchanged from the same period of 1995. Changes in the balance of cash and due from banks are due to changes in volumes of federal funds sold, and the float and reserves related to deposit accounts, which may fluctuate significantly on a day-to-day basis. The investment portfolio serves as an additional source of liquidity for the Company. At March 31, 1996, held-to-maturity securities with a book value of $942,000, and available-for-sale securities with a market value of $17.0 million were scheduled to mature within one year. In total, this represented 9.5% of the investment portfolio and 3.5% of quarter-end total assets. Securities with a market value of $169.4 million were classified as "available-for-sale" as of March 31, 1996. This equaled 95.1% of the total investment portfolio. These securities were carried at fair market value and were classified as available-for-sale to provide for flexibility in managing net interest margin, interest rate risk, and liquidity. Cash flows from operating activities amounted to $5.0 million and $4.3 million for the quarters ended March 31, 1996 and 1995, respectively.

         The Bank Subsidiaries are members of FHLB. Membership provides an opportunity to enhance shareholder value through the utilization of FHLB advances to control the bank's cost of funds by providing alternative funding sources, to provide flexibility in the management of interest rate risk through the wide range of available funding sources, to manage liquidity via immediate access to such funds, and to provide flexibility through utilization of customized funding products to fund various loan and investment products and strategies.

         Shareholders' equity at March 31, 1996, was $50.2 million, compared to prior year-end shareholders' equity of $50.0 million, an increase of $195,000, or 0.4%. SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that certain debt and equity instruments held as available-for-sale must be marked to their market value. This standard had a negative effect on equity for the first quarter of 1996, but had a positive effect on equity for the fourth quarter of 1995. This change in the effect on equity is attributable to changes in interest rates. At March 31, 1996, the unrealized holding losses, after taxes, on securities available-for-sale was $19,000.

         Under the risk-based capital guidelines, a minimum capital to risk-weighted assets ratio of 8.0% is required, of which, at least 4.0% must consist of Tier 1 capital (equity capital net of goodwill). Additionally, a minimum leverage ratio (Tier 1 capital to total assets) of 3.0% must be maintained. At March 31, 1996, the Company had a total risk-based capital ratio of 19.15%, of which 16.96% consisted of Tier 1 capital. The leverage ratio for the Company at March 31, 1996 , was 10.41%. Consummation of the Acquisition will significantly reduce the capital ratios of the Company.

         Cash dividends declared to shareholders of the Company totaled $743,000, or $0.25 per share, during the first quarter of 1996. This compares to dividends of $647,000, or $0.23 per share, for the same period of the prior year. Cash dividends paid as a percentage of net income amounted to 40.1% and 48.5% for the first quarter of 1996 and 1995, respectively.

         Considering the Company's capital adequacy, profitability, available liquidity sources and the anticipated funding sources for the Acquisition, the Company's liquidity is considered by management to be adequate to meet current and projected needs. However, there can be no assurance that the Company will be able to obtain financing for future acquisitions on terms acceptable to the Company. The proceeds from this Offering, with the anticipated loan financing, will be sufficient to fund the Acquisition. The Company will close this Offering only if all conditions precedent to the consummation of the Acquisition have been or will be fulfilled or waived. See "Underwriting." The Company is not aware of any current specific recommendations by regulatory authorities which, if implemented, would have a material effect on its liquidity.

         Negotiations. The Company is in negotiations to acquire a financial institution with total assets of approximately $60 million. If these negotiations result in a definitive agreement, it is anticipated that it will be structured as a merger with the shareholders of the institution receiving shares of the Company's Common Stock, and will be subject to the approval of certain regulatory agencies and the shareholders of the institution. It is not presently known whether, or on what terms these negotiations will result in an acquisition of such entity by the Company.

INTEREST RATE RISK MANAGEMENT

         The objectives of the Company's interest rate risk management are to minimize the adverse effects of changing interest rates on earnings of the Company while maintaining adequate liquidity and optimizing net interest margin. Interest rate risk is managed by maintaining an acceptable matching of the Company's asset and liability maturity and repricing periods, thus controlling and limiting the level of earnings volatility arising from rate movements. Modeling simulations to project the potential effect of various rate scenarios on net interest income are the primary tools utilized by management to measure and manage interest rate exposure within established policy limits. The Company's Asset/Liability Management Committee ("ALCO") monitors rate sensitive assets and liabilities and develops appropriate strategies and pricing policies. Interest rate sensitivity measures the exposure of net interest income to changes in interest rates. In its simulations, management estimates the effect on net interest income from changes in the overall level of interest rates. ALCO policy guidelines provide that a 200 basis point increase or decrease over a twelve month period should not result in more than an 8% negative impact on net interest income. Simulations as of December 31, 1995 indicated that the Company was positioned within these guidelines.

         Interest rate sensitivity gap ("gap") analysis measures the difference between assets and liabilities repricing or maturing within specified time periods. Although a useful tool, gap analysis has several limitations. Gap analysis assumes a consistent reaction in the rates of all rate-sensitive assets and liabilities to changes in overall rates. Additionally, it does not consider changes to the overall slope of the yield curve or other factors which affect the timing and pricing of the balance sheet. A positive gap, or asset sensitive position, indicates a higher level of rate-sensitive assets than rate-sensitive liabilities repricing or maturing within specified time horizons and would generally imply a favorable effect on net interest income in periods of rising interest rates. Conversely, a negative gap, or liability sensitive position, results when rate-sensitive liabilities exceed the amount of rate-sensitive assets repricing or maturing within applicable time frames and would generally imply a favorable impact on net interest income in periods of declining interest rates.

         The following table reflects the Company's gap position at December 31, 1995. Savings and interest-bearing demand deposits are essentially subject to immediate withdrawal and rate change and, accordingly, are classified in the zero to ninety days time period. However, historical experience indicates, and it is expected, that a portion of these deposits represent long-term core deposits and, accordingly, are less than 100% rate sensitive. Mortgage-backed securities included in investments are included at the earlier of repricing or maturity. As a result of these assumptions, management believes that the gap analysis overstates the liability-sensitive nature of the Company's balance sheet.

                                      0-90         91-180        181-270       271-365       1 to 5        Over 5
As of December 31, 1995               Days          Days           Days          Days        Years         Years        Total
                                    ---------     ---------     ---------     ---------     ---------     --------    --------
                                                     (Dollars in thousands)
INTEREST-EARNING ASSETS:
Loans ...........................   $  43,859     $  21,097     $  20,541     $  21,270     $ 118,387     $ 43,664    $268,818
Investment securities ...........       2,718         6,245         3,301         6,045        99,022       60,921     178,252
                                    ---------     ---------     ---------     ---------     ---------     --------    --------
Total ...........................   $  46,577     $  27,342     $  23,842     $  27,315     $ 217,409     $104,585    $447,070
                                    =========     =========     =========     =========     =========     ========    ========
INTEREST-BEARING LIABILITIES:
Demand, interest-bearing ........   $  98,795     $    --       $    --       $    --       $    --       $   --      $ 98,795
Savings .........................      50,414          --            --            --            --           --        50,414
Time, $100 and over .............      21,521         7,870         6,436         3,205         5,295                   44,327
Time, other .....................      12,109        19,762        25,768         8,777        45,281        1,477     113,174
Short-term borrowings ...........       7,400          --            --            --            --           --         7,400
Advances from FHLB ..............       6,150           111           111         3,611        45,671       11,081      66,735
                                    ---------     ---------     ---------     ---------     ---------     --------    --------
Total ...........................     196,389        27,743        32,315        15,593        96,247       12,558     380,845
                                    ---------     ---------     ---------     ---------     ---------     --------    --------
Total gap .......................    (149,812)         (401)       (8,473)       11,722       121,162       92,027    $ 66,225
                                    ---------     ---------     ---------     ---------     ---------     --------    ========
Cumulative gap ..................   $(149,812)    $(150,213)    $(158,686)    $(146,964)    $ (25,802)    $ 66,225
                                    =========     =========     =========     =========     =========     ========
Cumulative gap as a
   percentage of total assets ...       (31.4)%       (31.5)%       (33.3)%       (30.8)%        (5.4)%       13.9%

         Although derivatives may be useful if adequate expertise and control are present, the Company's management has not used off-balance sheet derivative financial instruments, such as futures, forwards, swaps, option contracts or other financial instruments with similar characteristics to manage its interest rate risk. Instead, management has approached interest rate risk management through pricing and maturity terms of its traditional earning assets and funding sources.

IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as the prices of goods and services.

                             BUSINESS OF THE COMPANY

GENERAL

         The Company, a registered bank holding company organized under the laws of the State of Ohio, conducts a full-service commercial and retail banking business through two wholly-owned subsidiary banks, FNB and Bellbrook. At March 31, 1996, the Company had total assets of $481.5 million, total deposits of $356.2 million and shareholders' equity of $50.2 million. The Company has entered into the Purchase Agreement to acquire all of the outstanding capital stock of County for an aggregate purchase price of $47.8 million, subject to certain adjustments, including payments for certain non-competition agreements. On a pro forma basis, at March 31, 1996, the Company would have had total assets of $958.6 million, total deposits of $721.2 million and shareholders' equity of $76.4 million.

         The Company is headquartered in Zanesville, Ohio, the county seat of Muskingum County. Through the Bank Subsidiaries, the Company operates fourteen full-service banking facilities which serve Muskingum, Licking, Franklin and Greene Counties, Ohio. The Company's primary market extends along Interstate 70 in central Ohio and includes the markets of Zanesville, Newark, Columbus, and Dayton. The Company focuses on providing personalized, high quality and comprehensive service in order to develop and maintain long-term relationships with customers. The Bank Subsidiaries offer a wide range of banking services, including commercial loans, residential and commercial real estate loans, consumer loans, personal and business checking accounts, savings accounts, demand and time deposits, safe deposit services, trust, private banking and investment services. FNB was founded in 1863. As of June 30, 1995, FNB had 39.3% of all federally insured deposits in Muskingum County, which represented the leading market share.

         The Company has a history of consistent profitability, most recently returning 1.52% on average assets for the three month period ended March 31, 1996. This compares to 1.26% for the same period in 1995 and 1.38%, 1.48%, 1.51% for the years ended December 31, 1995, 1994 and 1993, respectively. Annual returns on average equity since 1993 have ranged from 13.05% to 13.28%. For the three months ended March 31, 1996, the Company's return on average equity was 14.93%.

         The Company believes its success in recent years is in part attributable to a growth strategy that it began implementing in 1992. At December 31, 1991, the Company had nine branch offices with assets of $298.2 million (as originally reported), an equity to assets ratio of 11.82% (as originally reported), and operations heavily concentrated in Muskingum County. Management believed that increased size would allow the Company to (i) take advantage of increased operating efficiencies associated with the attendant economies of scale; (ii) achieve greater diversification of its markets and products; (iii) enhance shareholder value by more effectively leveraging its equity capital; and (iv) more effectively position itself to take advantage of acquisition opportunities in the rapidly changing financial services industry. Given the Company's dominant share in its primary market area, management recognized that the desired growth would have to come primarily from expansion into new markets.

         In recognition of these factors, management undertook a growth strategy which emphasized (i) acquiring existing branch locations from competing institutions as well as de novo branching; (ii) increasing lending to small businesses through the formation of small business lending centers outside Muskingum County; (iii) acquiring bank and thrift holding companies; (iv) expanding trust, private banking and investment services; (v) offering responsive decision making and personalized customer service; and (vi) improving technology to enhance services and manage the cost of operations.

         Management believes it has been successful in implementing its strategy. In 1992, FNB acquired a $30.6 million branch of a savings and loan association in Dresden, Ohio. Also in 1992, FNB opened the first of four small business financial centers which serve small businesses and specialize in loans guaranteed by the SBA. During 1995, FNB was the largest originator of SBA 7(a) loans in Ohio and was awarded the designation of

Preferred Lender by the SBA. Currently, FNB has small business financial centers located in Akron, Cleveland, Columbus, and Dayton (expected to open in July
1996), Ohio. In 1994, FNB opened two de novo full-service branch offices in Licking County, Ohio. The Company's 1995 acquisition of Bellbrook provided access to the Dayton metropolitan market. In March 1996, FNB filed a branch application to open its first supermarket office in Reynoldsburg, Ohio. The Company's strategic direction has culminated in over $183 million of asset growth since December 31, 1991, an increase of 61.5%. This rate of growth has been accomplished without sacrifice to earnings as the Company's return on average assets and return on average equity have exceeded 1.38% and 12.9%, respectively, over the past four and a half years.

         The Company's Board of Directors and management intend to seek continued growth of the organization through the acquisition of banks and/or savings and loan associations. The objective of such acquisitions will be to: increase the opportunity for quality earning asset growth, deposit generation and fee-based income opportunities; diversify the earning assets portfolio and core deposit base through expansion into new geographic markets; and improve the potential profits from its combined operations through economies of scale. In furtherance of such objectives, the Company intends to continue its pursuit of business combinations which fit its strategic objective of growth, diversification and market expansion and which provide the potential for enhanced shareholder value.

MARKET AREA AND COMPETITION

         The financial services industry in the Company's primary market area is highly competitive. FNB is the largest financial institution headquartered in Muskingum County and competes actively with regional and super-regional bank holding companies, community banks, savings institutions, mortgage bankers, brokerage firms, insurance companies and loan production offices. As of June 30, 1995, FNB had a 39.3% market share of federally insured deposits in Muskingum County. The primary means of competition are through interest rates, pricing and service.

         Changes in the financial services industry resulting from fluctuating interest rates, technological changes and deregulation have resulted in an increase in competition, cost of funds, merger activity and customer awareness of product and service differences among competitors.

         Management believes that the deposit mix coupled with the legal lending limit regulations of each of the Bank Subsidiaries is such that no material portion of deposits has been obtained from a single customer; and consequently, the loss of any one customer would not have a materially adverse effect on the business of either of the Bank Subsidiaries. The business of the Company and the Bank Subsidiaries is not seasonal to any material degree.

LENDING PRACTICES

         Loan Portfolio. In accordance with its lending policies, the Company strives to maintain a diversified loan portfolio. The following table sets forth in dollar amounts the composition of the Company's loan portfolio for the past five years:

                                At March 31,                        At December, 31,
                                              -------------------------------------------------------------
                                    1996         1995         1994        1993         1992          1991
                                ------------  ---------    ---------    ---------    ---------    ---------
                                                                    (In thousands)
Residential mortgage .........   $ 103,891    $ 105,604    $ 100,963    $  92,036    $  79,958    $  63,169

Construction mortgage ........       6,949        2,859        1,232        1,695        4,308        4,408

Commercial ...................     113,778      107,015      103,415       90,268       77,499       62,471

Consumer .....................      53,097       53,340       42,333       28,084       21,569       26,759
                                 ---------    ---------    ---------    ---------    ---------    ---------
  Total loans ................     277,715      268,818      247,943      212,083      183,334      156,807

Allowance for possible loan
losses .......................      (3,406)      (3,307)      (3,095)      (3,007)      (2,384)      (1,731)
                                 ---------    ---------    ---------    ---------    ---------    ---------
Net loans ....................   $ 274,309    $ 265,511    $ 244,848    $ 209,076    $ 180,950    $ 155,076
                                 =========    =========    =========    =========    =========    =========

         The Company's loan portfolio totaled $274.3 million at March 31, 1996, representing 57.0% of total assets. At December 31, 1995, 1994 and 1993, the Company's loan portfolio represented 55.7%, 57.0% and 54.0% of total assets, respectively. Residential mortgages outstanding at March 31, 1996 represented 37.4% of the Company's total loans. As of March 31, 1996, the Company's outstanding commercial loans represented 43.5% of total loans and the Company's outstanding consumer loans constituted 19.1% of total loans.

         Residential mortgage. The Company originates loans secured by single-family residences located mainly in its market areas. The Company principally originates adjustable-rate products with a maturity up to 30 years, although these loans may be repaid over a shorter period due to prepayments and other factors. The Company has retained these loans, and the associated servicing, in its portfolio.

         The adjustable rate mortgages currently offered by the Company have interest rates which adjust, on the applicable anniversary date of the loan, or on the loan's five-year anniversary, subject to annual and term limitations. Rates are based upon an index tied to the weekly average yield on U.S. Treasury securities (adjusted to a constant maturity), as made available by the Federal Reserve Board, plus a margin. At March 31, 1996, $103.8 million, or 37.4% of the Company's total loans, consisted of single family residential real estate loans.

         During 1996, the Company commenced the establishment of a secondary marketing function which will provide the Company with the opportunity to offer fixed-rate mortgage products while limiting the interest rate risk inherent in maintaining a large portfolio of long-term, fixed-rate assets. The Company intends to retain the loan servicing associated with any loans sold in the secondary market. During the first quarter of 1996, the Company did not conduct any material operations in this area.

         Construction mortgage. The Company originates loans to construct commercial real estate properties and, to a lesser extent, to construct single-family residences. These construction lending activities generally are limited to the Company's primary market area. At March 31, 1996, construction loans amounted to $6.9 million, or 2.5% of total loans.

         Commercial. The Company originates commercial loans for various business purposes including the acquisition and refinancing of commercial real estate. At March 31, 1996, $113.8 million, or 41.0% of total loans consisted of loans originated for commercial purposes or secured by commercial real estate. The majority of the Company's commercial real estate loans are secured by first liens on owner occupied properties, a majority of which is located in the Company's primary market areas. The Company's underwriting policy for commercial real estate loans requires that the ratio of the loan amount to the value of the collateral cannot exceed 66 2/3%.

         The Company is active in the SBA Section 7(a) lending program. Under this program, a portion of qualifying loans (typically 75%) is guaranteed by the SBA. The SBA guaranteed loans are adjustable-rate loans made at prime rate plus a margin. The Company sells certain guaranteed portions of originated loans through the secondary market while retaining the rights to service these loans. At March 31, 1996 the guaranteed portion of loans that were held-for-sale totaled $1.9 million. Such amounts are classified as other assets on the balance sheet of the Company.

         Management continues to seek growth opportunities in small business lending. To date, the Company's small business lending centers in the Columbus and Cleveland market areas have produced strong results. The Columbus location is the center for the Company's small business lending operations. A small business financial center was opened in Akron, Ohio during the second quarter of 1996, and an additional small business financial center which has been established in Dayton, Ohio and is expected to begin originating loans later in the year. Many of the guaranteed portions of the credits by the SBA were sold into the secondary market, with such gains contributing favorably to reported other income. Possible uncertainties exist surrounding government programs, including the SBA, due to scrutiny by Congress. This will be evaluated by management in determining future activities in this area.

         At March 31, 1996, the Company's commercial loans, including commercial real estate, consisted of loans with an average principal balance of $74,000. The largest commercial loan at that date had a principal balance of $2.1 million.

         Consumer. The Company originates consumer loans which are primarily for personal, family or household purposes, in order to offer a full range of financial services to its customers. At March 31, 1996, the Company's consumer loans amounted to $53.1 million, or 19.1% of total loans.

         The underwriting standards employed by the Company for consumer loans include a determination of the applicant's payment history on other debts and an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount.

         At March 31, 1996, 62.1% of the Company's consumer loans consisted of direct and indirect loans to finance the purchase of new and used automobiles and the remainder of the consumer loans consisted of loans for various other individual purposes.

         Loan Loss Experience. The Company records a provision necessary to maintain the allowance for possible loan losses at a level sufficient to provide for potential future loan losses. The provision is charged against earnings when it is established. Allowances for possible loan losses are established based on management's best judgment, which involves a continuing review of the economic conditions, changes in the size and composition of the portfolio and review of individual problem loans. Growth of the loan portfolio, loss experience, economic conditions, delinquency levels, credit mix, and analysis of selected loans are factors that affect judgments concerning the adequacy of the allowance. Actual losses on loans are charged against the allowance for possible loan losses.

         The following table sets forth the allocation of the Company's allowance for possible loan losses for each of the periods presented:

                                                                                 December 31
                                                     ---------------------------------------------------------------------
                                March 31, 1996              1995                    1994                     1993
                            ----------------------   ---------------------------------------------------------------------
                                        Percent of             Percent of               Percent of              Percent of
                                         Loans to               Loans to                 Loans to                Loans to
                            Allowance     Total      Allowance    Total      Allowance     Total     Allowance     Total
                            ---------   ----------   --------- ----------    ---------     -----     ---------  ----------
                                                                            (Dollars in thousands)
Residential mortgage ...      $  120       37.4%      $  117       39.3%      $  196       40.7%      $  183       43.4%

Construction mortgage ..        --          2.5         --          1.1         --          0.5         --          0.8

Commercial .............       3,258       41.0        3,164       39.8        1,822       41.7        2,086       42.6

Consumer ...............          28       14.1           26       19.8        1,077       17.1          738       13.2
                              ------      -----       ------      -----       ------      -----       ------      -----
TOTAL ..................      $3,406      100.0%      $3,307      100.0%      $3,095      100.0%      $3,007      100.0%
                              ======      =====       ======      =====       ======      =====       ======      ======
                                             December 31
                            ----------------------------------------------
                                     1992                    1991
                            ----------------------------------------------
                                        Percent of              Percent of
                                         Loans to                Loans to
                            Allowance     Total      Allowance     Total
                            ---------   ----------   ---------  ----------
                                        (Dollars in thousands)
Residential mortgage ...     $  507       43.6%      $  212         40.3%

Construction mortgage ..       --          2.4         --            2.8

Commercial .............      1,419       42.3        1,000         39.8

Consumer ...............        458       11.7          519         17.1
                             ------      -----       ------        -----
TOTAL ..................     $2,384      100.0%      $1,731        100.0%
                             ======      =====       ======        =====

   Loan maturities and repricing periods of the loan portfolio at December 31, 1995 were as follows:

                                    Within       One to
                                      One         Five      After Five
                                     Year        Years        Years        Total
                                   --------     --------     --------     --------
                                                  (In thousands)
Residential mortgage .........     $ 34,864     $ 40,704     $ 30,036     $105,604
Construction mortgage ........        2,859         --           --          2,859
Commercial ...................       64,036       36,139        6,840      107,015
Consumer .....................        5,008       41,544        6,788       53,340
                                   --------     --------     --------     --------
                                   $106,767     $118,387     $ 43,664     $268,818
                                   ========     ========     ========     ========
Loans due after one year with:
   Floating rates ............                                            $ 68,909
   Predetermined rates .......                                            $ 93,142

INVESTMENT SECURITIES

         The Company's investment strategy is to manage the portfolio to include interest rate sensitive assets to reduce interest rate risk against interest rate sensitive liabilities. The portfolio is also structured to generate cash flows and, coupled with the readily marketable nature of such assets, it serves as a secondary source of liquidity to accommodate heavy loan demand, as well as deposit withdrawals. Subject to various government regulatory restrictions, a bank may own direct obligations of the U.S. Treasury, federal agency securities, bank-qualified tax-exempt securities (including those issued by states and municipalities), certificates of deposits and time deposits, bankers' acceptances, commercial paper, corporate bonds, and mortgage-backed and asset-backed securities and related products.

         The Company has not utilized off-balance sheet financial derivative products or "hedges" in the management of its interest rate risk, net interest margin and earnings.

         The following table sets forth certain information relating to the Company's investment securities portfolio.

                                                                            Obligations of
                                                                 Other U.S.    State and   Mortgage-
                                                                 Government    Political     Backed                 Yield
                                                 U.S. Treasury    Agencies   Subdivisions  Securities      Other    Total     (FTE)
                                                 -------------    --------  -------------- ----------      -----    -----     -----
                                                                            (Dollars in thousands)
MARCH 31, 1996

Securities Available-for-Sale
Maturity:
  Within One Year ..............................     $ 8,983      $ 5,266      $ 1,844      $    886      $ --     $ 16,979    6.77%
  After One Through Five Years .................      11,136          991        6,370        82,350        --      100,847    6.71%
  After Five Through Ten Years .................        --          4,944        8,101        16,589       4,394     34,028    6.83%
  After Ten Years ..............................        --          2,919        1,562        12,121         956     17,558    7.21%
                                                     -------      -------      -------      --------      ------   --------
Total Carrying Value ...........................     $20,119      $14,120      $17,877      $111,946      $5,350   $169,412
                                                     =======      =======      =======      ========      ======   ========
Yield (FTE) ....................................        6.74%        6.90%        6.83%         6.78%       6.90%      6.79%
Average Maturity (in years) ....................        0.99         6.55         5.45          5.40       21.40       5.48

Securities Held-to-Maturity
Maturity:
  Within One Year ..............................     $  --        $  --        $   935      $      7      $ --     $    942    8.29%
  After One Through Five Years .................        --            400        2,433            35        --        2,868    7.48%
  After Five Through Ten Years .................        --           --          4,799            41        --        4,840    7.59%
  After Ten Years ..............................        --           --            101            32        --          133    6.91%
                                                     -------      -------      -------      --------      ------   --------

Total Carrying Value ...........................     $  --        $   400      $ 8,268      $    115      $ --     $  8,783
                                                     =======      =======      =======      ========      ======   ========
Fair Value .....................................        --            404        8,332           130        --        8,866
Tax-Equivalent Yield ...........................        --           7.76%        7.63%         6.90%       0.00%      7.62%
Average Maturity (in years) ....................        --           3.17         4.97          4.71        --         4.89

DECEMBER 31, 1995
Securities available-for-sale:
Maturity:
   Within one year .............................     $ 8,526      $ 7,323      $   597      $    861      $ --     $ 17,307    6.96%
   After one through five years ................       9,777        1,025        6,773        79,059        --       96,634    6.72
   After five through ten years ................        --          3,042        8,023        22,346       4,320     37,731    6.78
   After ten years .............................        --           --          2,455        14,777         956     18,188    7.09
                                                     -------      -------      -------      --------      ------   --------
Total carrying value ...........................     $18,303      $11,390      $17,848      $117,043      $5,276   $169,860
                                                     =======      =======      =======      ========      ======   ========
Yield (FTE) ....................................        7.20%        7.15%        7.59%         6.66%       5.02%      6.80%
Average maturity (in years) ....................        1.09         5.80         5.96          5.41       21.80       5.54

Securities held to maturity:
Maturity:
   Within one year .............................     $  --        $  --        $   991      $     11      $ --     $  1,002    8.27%
   After one through five years ................        --            400        1,954            35        --        2,389    7.55
   After five through ten years ................        --           --          4,926            43        --        4,969    7.64
   After ten years .............................        --           --                           32        --           32    6.81
                                                     -------      -------      -------      --------      ------   --------
Total carrying value ...........................     $  --        $   400      $ 7,871      $    121      $ --     $  8,392
                                                     =======      =======      =======      ========      ======   ========
Fair value .....................................     $  --        $   407      $ 8,006      $    135      $ --     $  8,548
Yield (FTE) ....................................        --           7.76%        7.70%         6.81%       --         7.69%
Average maturity (in years) ....................        --           4.75         5.05          4.90        --         5.03

DECEMBER 31, 1994
Securities available-for-sale:
Fair value .....................................     $30,415      $15,457      $   294      $ 37,145      $5,653   $ 88,964
Yield (FTE) ....................................        6.65%        7.36%        6.23%         7.24%       4.96%      6.92%
Average maturity (in years) ....................        2.23         2.10         5.36          6.66        9.99       4.57

Securities held to maturity:
Total book value ...............................     $   250      $ 7,430      $19,811      $ 35,889      $1,251   $ 64,631
Fair value .....................................     $   250      $ 7,181      $19,221      $ 33,257      $1,251   $ 61,160
Yield (FTE) ....................................        6.50%        7.23%        7.86%         7.00%       7.32%      7.30%
Average maturity (in years) ....................        5.34         5.70         5.23          5.98        7.72       5.75

DECEMBER 31, 1993
Total book value ...............................     $39,373      $33,950      $16,175      $ 53,772      $5,454   $148,724
Fair value .....................................     $41,153      $35,129      $16,752      $ 53,460      $5,454   $151,948
Yield (FTE) ....................................        6.64%        7.27%        4.98%         5.26%       5.47%      6.06%
Average maturity (in years) ....................        2.49         1.36         4.71          3.58        5.78       2.99

DEPOSITS

         Deposits from local markets serve as the Company's major source of funds for investments and lending. The Company offers a wide variety of retail and commercial deposit accounts designed to attract both short-term and long-term funds. Certificates of deposit, regular savings, money market deposits, and NOW checking accounts have been the primary sources of new funds for the Company. The Company does not solicit deposits outside of its market area nor does it accept deposits through deposit brokers.

         Maturities of the Company's time certificates of deposit of $100,000 or more outstanding at March 31, 1996, are summarized as follows:

                                                Amount
                                                ------
                                             (In thousands)
                  3 months or less........      $23,270

                  3 through 6 months......       20,623

                  6 through 12 months.....        6,528

                  Over 12 months..........        4,564
                                                -------
                       Total .............      $54,985
                                                =======

BORROWINGS

         The Company has historically funded its earning assets principally through customer deposits within its primary market area. In its attempt to manage its cost of funding sources, management has pursued a strategy which includes a mix of the traditional retail funding sources, combined with the utilization of wholesale funding sources. These funding sources were utilized by management to grow the Company in its efforts to leverage its existing strong capital base. Additionally, management used such funding sources to manage the Company's interest rate risk by match funding and maintaining certain assets on its balance sheet and structuring various other funding sources which traditionally are not available to the Company in the retail market.

         During 1993, FNB elected to become a member of the FHLB system. Membership was pursued to enhance shareholder value through the utilization of FHLB advances to aid in the management of FNB's cost of funds by providing alternative funding sources. FHLB advances provide flexibility in the management of interest rate risk through the wide range of available loan products with characteristics not necessarily present in the existing deposit base, as well as the ability to manage liquidity. Bellbrook became a member of FHLB in 1995.

EMPLOYEES

         At March 31, 1996, the Company had 247 employees, 174 of whom were full-time and 73 of whom were part-time. Full-time employees receive a comprehensive range of employee benefit programs and salaries that management considers to be generally competitive with those provided by other major employers in its market areas. None of the Company's employees is represented by any union or other labor organization, and management believes that its employee relations are good. The Company has never experienced a work stoppage.

LEGAL PROCEEDINGS

         There are no material pending legal proceedings against the Company, other than ordinary litigation incidental to its business. In the opinion of management, the ultimate resolution of these proceedings will not have a material effect on the financial position of the Company.

                 SELECTED CONSOLIDATED FINANCIAL DATA OF COUNTY

         The following selected financial data should be read in conjunction with the financial statements of County and the notes thereto which appear elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations of County" appearing elsewhere in this Prospectus. The selected consolidated financial data of County has been derived from the consolidated financial statements of County which (other than as of and for the three-month periods ended March 31, 1996 and 1995) have been audited by Coopers & Lybrand L.L.P., independent certified public accountants. The consolidated financial statements of County at December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995, together with Coopers & Lybrand L.L.P.'s report thereon, appear elsewhere in this Prospectus. See "Consolidated Financial Statements -- County Savings Bank." The selected consolidated financial data of County as of March 31, 1996 and for the three-month period then ended is unaudited but reflects, in the opinion of management of County, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the three-months ended March 31, 1996 are not necessarily indicative of results that may be expected for any other interim period or for the year as a whole.

                                              At or for the Three
                                                  Months Ended
                                                    March 31,                       At or for the Year Ended December 31,
                                             --------------------    ------------------------------------------------------------
                                               1996        1995        1995        1994          1993        1992          1991
                                             --------    --------    --------    ---------     --------    ---------     --------
                                                                     (Dollars in thousands)
STATEMENT OF INCOME DATA:
  Interest income ........................   $  9,596    $  8,395    $ 36,853    $  29,707     $ 28,509    $  32,791     $ 44,338
  Interest expense .......................      6,050       5,105      23,446       18,141       18,290       23,836       33,572
                                             --------    --------    --------    ---------     --------    ---------     --------
  Net interest income ....................      3,546       3,290      13,407       11,566       10,219        8,955       10,766
  Provision for possible loan losses .....        125          93         250          500          326            0           30
  Non-interest income ....................        515         339       1,670        2,165        4,695        3,796        2,828
  Non-interest expense ...................      2,460       2,393       9,831       10,398       11,279       10,968        9,359
                                             --------    --------    --------    ---------     --------    ---------     --------
  Income before income taxes .............      1,476       1,143       4,996        2,833        3,309        1,783        4,205
  Provision for income tax (benefit)(1) ..        491         258         984         (791)         288       (1,725)         913
                                             --------    --------    --------    ---------     --------    ---------     --------
  Net income .............................   $    985    $    885    $  4,012    $   3,624     $  3,021    $   3,508     $  3,292
                                             ========    ========    ========    =========     ========    =========     ========
BALANCE SHEET DATA:
  Total assets ...........................   $468,373    $435,444    $520,480    $ 424,735     $401,590    $ 391,451     $419,785
  Loans ..................................    348,734     284,731     364,211      267,610      271,313      293,488      339,691
  Allowance for loan losses ..............      2,093       2,291       2,022        2,326        3,007        3,997        6,896
  Securities .............................    111,827     137,744     145,286      137,411      106,470       65,430       39,270
  Deposits ...............................    364,707     321,913     362,798      317,354      330,895      301,660      324,012
  Borrowings .............................     66,040      80,204     119,935       74,829       40,000       62,250       72,250
  Shareholder's equity ...................     34,433      30,904      33,952       29,746       27,579       24,583       21,075

PERFORMANCE RATIOS:(2)
  Return on  average assets ..............       0.79%       0.81%       0.84%        0.79%        0.71%        0.84%        0.70%
  Return on average equity ...............      11.57       11.84       12.60        12.81        11.66        15.45        17.14
  Net interest margin ....................       2.90        3.13        2.89         2.82         2.82         2.44         2.45
  Interest rate spread ...................       2.58        2.90        2.61         2.69         2.73         2.53         2.61
  Non-interest income to average assets ..       0.41        0.31        0.35         0.47         1.10         0.91         0.60
  Non-interest expense to average assets .       1.97        2.20        2.07         2.27         2.64         2.64         1.99
  Efficiency ratio(3) ....................      64.26       66.69       65.91        74.00        85.12        93.61        72.03

ASSET QUALITY RATIOS:
  Non-performing loans to total loans ....       0.06%       0.12%       0.02%        0.33%        2.11%        5.00%        5.89%

                                                At or for the Three
                                                    Months Ended
                                                      March 31,                       At or for the Year Ended December 31,
                                                ---------------------   ---------------------------------------------------------
                                                  1996         1995       1995        1994         1993        1992        1991
                                                --------     --------   --------    ---------    --------   ---------    --------
                                                                     (Dollars in thousands)
  Non-performing assets to total assets ....       0.20        0.29        0.16        0.81        2.36        7.20        9.33
  Allowance for loan losses to total loans .       0.60        0.80        0.56        0.87        1.11        1.36        2.03
  Allowance for loan losses to
     non-performing loans ..................      938.5       662.1     2,246.7       261.9        52.4        27.3        34.5
  Net charge-offs to average loans(2)  .....       0.10        0.00        0.03        0.45        0.38        0.31        0.04

CAPITAL RATIOS:(4)(5)
  Shareholder's equity to total assets .....       7.35%       7.10%       6.52%       7.00%       6.87%       6.28%       5.02%
  Tangible capital to adjusted total assets        7.33        7.12        6.44        7.09        6.68        6.11        5.03
  Core capital to adjusted total assets ....       7.33        7.12        6.44        7.09        6.68        6.11        5.03
  Risk-based capital to risk-weighted assets      12.47       12.36       11.56       12.10       10.45        9.10        7.32

- ---------------
(1) Includes benefit of $1,967 in 1992 related to cumulative effect of change in accounting for deferred income taxes.
(2) Ratios for the three months ended March 31, 1996 and 1995 are stated on an annualized basis.
(3) The efficiency ratio is equal to non-interest expense less amortization of intangible assets divided by net interest income plus non-interest income less gains or losses on securities transactions.
(4) For definitions and further information relating to County's regulatory capital requirements see "Supervision and Regulation."
(5)      Ratios are calculated based on period-end balances.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF COUNTY

         For a comprehensive understanding of County's financial condition and performance, this discussion should be considered in conjunction with the Consolidated Financial Statements, accompanying notes, and other information contained herein.

OVERVIEW

         The following discussion provides information regarding the financial condition and the results of operations for County for the three months ended March 31, 1996 and 1995 and for each of the years ended December 31, 1995, 1994 and 1993. This discussion should be read in conjunction with the Consolidated Financial Statements of County and the notes thereto appearing elsewhere in this Prospectus. See "Consolidated Financial Statements--County Savings Bank."

         The principal business of County has historically consisted of attracting deposits from the general public and making loans secured by residential real estate. County's earnings are primarily dependent on net interest income, which is the difference between interest income and interest expense. Interest income is a function of the balances of loans, mortgage-backed securities and investments outstanding during the period and the yield earned on such assets. Interest expense is a function of the balances of deposits and borrowings outstanding during the same period and the rates paid on such deposits and borrowings. County's earnings are also affected by provisions for loan losses, non-interest income, non-interest expense and income taxes. Non-interest expense consists primarily of employee compensation and benefits, occupancy and equipment expenses, federal deposit insurance assessments and other general and administrative expenses.

         County is significantly affected by prevailing economic conditions as well as federal regulations relating to monetary and fiscal policies and to financial institutions generally. Deposit balances are influenced by a number of factors including interest rates paid on competing personal investments and the level of personal income and savings within County's market area. Lending activities are influenced by the demand for housing as well as competition from other lending institutions. The primary sources of funds for lending activities include deposits, loan payments, proceeds from the sales of loans, maturing securities, borrowings, and funds provided from operations.

         Average Balances and Yields. The following table presents, for each of the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Net interest margin refers to net interest income divided by total interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. Average balances for interest-earning assets and interest-bearing liabilities are daily average balances. Other balances are monthly averages. Non-accruing loans are included in average loan balances.

                                                              Three Months ended March 31,
                                        -------------------------------------------------------------------------
                                                       1996                                   1995
                                                       ----                                   ----
                                        Average       Income/      Yield/      Average       Income/      Yield/
                                        Balance       Expense      Rate(1)     Balance       Expense      Rate(1)
                                        --------      --------     -------     --------      --------     -------
Interest-earning assets:
  Mortgage loans                        $339,010      $  7,057       8.37%     $257,847      $  5,453      8.58%
  Consumer, commercial and other          18,397           458      10.01        20,237           465      9.32
  Investments Securities(2)               95,711         1,435       6.03        94,381         1,600      6.88
  Mortgage-backed securities              33,905           554       6.57        49,526           803      6.58
  FHLB                                     5,277            92       7.01         4,543            74      6.61
                                        --------      --------      -----      --------      --------      ----
Total earning assets                     492,300         9,596       7.84%      426,534         8,395      7.98%
                                                      --------      -----                    --------      ----

Non-earning Assets                         8,845                                 14,027
                                        --------                               --------
Total assets                            $501,145                               $440,561
                                        ========                               ========
Interest-bearing
liabilities:
  Deposits                              $369,330      $  4,772       5.20%     $314,585      $  3,765      4.85%
  FHLB advances                           79,229         1,074       5.45%       72,448         1,034      5.79
  Other borrowings                        14,113           204       5.81%       20,217           306      6.14
                                        --------      --------      -----      --------      --------      ----
Total interest-bearing liabilities       462,672         6,050       5.26%      407,250         5,105      5.08%
                                                      --------      -----                    --------      ----
Non-interest bearing liabilities           4,228                                  2,997

Shareholder's equity                      34,245                                 30,314
                                        --------                               --------
Total liabilities and
shareholder's equity                    $501,145                               $440,561
                                        ========                               ========
Net interest income and
interest rate spread(3)                               $  3,546       2.58%                   $  3,290      2.90%
                                                      ========      =====                    ========      ====
Net interest margin(4)                                               2.90%                                 3.13%
                                                                    =====                                  ====
Average interest earning
assets interest-bearing liabilities        106.4%                                               104.7%

                                                                             Year Ended December 31,
                                    -------------------------------------------------------------------------------------------
                                                1995                              1994                          1993
                                                ----                              ----                          ----
                                    Average    Income/     Yield/    Average     Income/   Yield/   Average    Income/   Yield/
                                    Balance    Expense      Rate     Balance     Expense    Rate    Balance    Expense    Rate
                                    --------   -------     ------    --------    -------   ------   --------   --------  ------
Interest-earning assets:
  Mortgage loans                    $292,401   $25,013      8.55%    $239,956    $19,164    7.99%   $258,591   $ 22,222    8.59%
  Consumer, commercial and other      19,632     1,927      9.82       21,608      1,903    8.81      27,712      1,957    7.06
  Investments Securities(2)           99,741     6,446      6.46      119,576      5,881    4.92      82,198      3,025    3.68
  Mortgage-backed securities          47,928     3,158      6.59       51,531      3,228    6.26      32,310      2,333    7.22
  FHLB                                 4,542       309      6.80        5,106        295    5.78       3,295        148    4.49
                                    --------   -------      ----     --------    -------    ----    --------   --------   -----
Total earning assets                 464,244    36,853      7.94%     437,777     30,471    6.96%    404,106     29,685    7.35%
                                               -------      ----                 -------    ----               --------   -----

Non-earning Assets                    11,605                           19,581                         22,776
                                    --------                         --------                       --------
Total assets                        $475,849                         $457,358                       $426,882
                                    ========                         ========                       ========
Interest-bearing
liabilities:
  Deposits                          $333,294   $17,190      5.16%    $323,858    $13,595    4.20%   $315,882   $ 13,440    4.25%
  FHLB advances                       81,073     4,701      5.80       95,496      4,246    4.45      57,940      2,347    4.05
  Other borrowings                    25,714     1,555      6.05        5,882        300    5.10      22,408      2,503   11.17
                                    --------   -------      ----     --------    -------    ----    --------   --------   -----
Total interest-bearing liabilities   440,081    23,446      5.33%     425,236     18,141    4.27%    396,230     18,290    4.62%
                                               -------      ----                 -------    ----               --------   -----
Non-interest bearing liabilities       3,937                            3,836                          4,738

Shareholder's equity                  31,831                           28,286                         25,914
                                    --------                         --------                       --------
Total liabilities and
shareholder's equity                $475,849                         $457,358                       $426,882
                                    ========                         ========                       ========
Net interest income and
interest rate spread(3)                        $13,407      2.61%                $12,330    2.69%              $ 11,395    2.73%
                                               =======      ====                 =======    ====               ========   =====
Net interest margin(4)                                      2.89%                           2.82%                          2.82%
                                                            ====                            ====                          =====
Average interest earning
assets interest-bearing liabilities              105.5%                            102.9%                         102.0%

- ---------------
(1)      Calculated on an annualized basis.

(2) Interest income in 1994 and 1993 includes $764 and $1,176, respectively, of gains on sales of investments in mutual funds. The average balance of such investments were $32,586 and $43,836 in 1994 and 1993, respectively.

(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(4) The net interest margin represents net interest income as a percentage of average interest-earning assets.

          Rate and Volume Variances. Net income interest may also be analyzed by segregating the volume and rate components of interest income and interest expense. The following table discloses the dollar changes in the Company's net interest income attributable to changes in levels of interest-earning assets or interest-bearing liabilities (volume), changes in average yields on interest-earning assets and average rates on interest-bearing liabilities (rate) and the combined volume and rate effects (mix). For the purposes of this table, the change in interest due to both rate and volume has been allocated to volume and rate change in proportion to the relationship of the dollar amounts of the change in each. In general, this table provides an analysis of the effect on income of balance sheet changes which occurred during the periods and the changes in interest rate levels.

                                        Three Months Ended March 31, 1996 vs.        Year Ended December 31, 1995 vs.
                                                         1995                                       1994
                                         Volume          Rate          Total         Volume         Rate         Total
                                         ------          ----          -----         ------         ----         -----
                                                                                             (In Thousands)
Interest-earning assets:
  Mortgage loans ....................   $ 2,471       $  (867)      $ 1,604       $ 4,413       $ 1,436       $ 5,849
  Consumer and other loans ..........      (158)          151            (7)         (183)          207            24
  Mortgage-backed securities ........      (249)           (0)         (249)         (232)          162           (70)
  Investment securities .............       147          (312)         (165)       (1,081)        1,646           565
  FHLB stock ........................        13             5            18           (35)           49            14
                                        -------       -------       -------       -------       -------       -------

Total earning assets ................     2,224        (1,023)        1,201         2,882         3,500         6,382
                                        -------       -------       -------       -------       -------       -------

Interest-bearing liabilities:
  Deposits ..........................       716           291         1,007           406         3,189         3,595
  FHLB Advances .....................       325          (285)           40          (706)        1,161           455
  Other borrowings ..................       (87)          (15)         (102)        1,189            66         1,255
                                        -------       -------       -------       -------       -------       -------

Total interest-bearing liabilities ..       954            (9)          945           889         4,416         5,305
                                        -------       -------       -------       -------       -------       -------

Net interest income .................   $ 1,270       $(1,014)      $   256       $ 1,993       $  (916)      $ 1,077
                                        =======       =======       =======       =======       =======       =======

                                           Year Ended December 31, 1994 vs.
                                                          1993
                                           Volume         Rate         Total
                                           ------         ----         -----

Interest-earning assets:
  Mortgage loans ....................    $(1,544)      $(1,514)      $(3,058)
  Consumer and other loans ..........       (481)          427           (54)
  Mortgage-backed securities ........      1,238          (343)          895
  Investment securities .............      1,642         1,214         2,856
  FHLB stock ........................         97            50           147
                                         -------       -------       -------

Total earning assets ................        952          (166)          786
                                         -------       -------       -------

Interest-bearing liabilities:
  Deposits ..........................        336          (181)          155
  FHLB Advances .....................      1,650           249         1,899
  Other borrowings ..................     (1,268)         (935)       (2,203)
                                         -------       -------       -------

Total interest-bearing liabilities ..        718          (867)         (149)
                                         -------       -------       -------

Net interest income .................    $   234       $   701       $   935
                                         =======       =======       =======

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND
1995

           Net Income. Net income for the three months ended March 31, 1996 was $985,000, as compared to $885,000 for the three months ended March 31, 1995, an increase of 11.3%. The increase was primarily due to increases in net interest income and non-interest income, offset in part by increases in non-interest expense and the provision for federal income taxes. Net interest income and non-interest income increased 7.8% and 51.9%, respectively, in the three months ended March 31, 1996, as compared to the same period in 1995; however, in the first three months of 1996 the provision for loan losses and non-interest expense increased 34.4% and 2.8%, respectively. County's net interest margin for the first three months of 1996 was 2.90%, as compared to 3.13% for the first three months of 1995. Non-interest income increased significantly due to increased gains on the sale of investment securities, as well as gains on sales of loans and real estate owned. The increase in non-interest expense related primarily to adjustments in connection with the adoption of SFAS No.122, "Accounting for Mortgage Servicing Rights". County's return on average assets and return on average equity were 0.79% and 11.57%, respectively, in the first quarter of 1996, as compared to 0.81% and 11.84%, respectively, in the first quarter of 1995.

          Interest Income. Total interest income increased 14.3% to $9.6 million for the first three months of 1996, as compared to $8.4 million for the first three months of 1995. This increase primarily resulted from a 15.4% increase in average interest-earning assets between the two periods, from $426.5 million in the first quarter of 1995 to $492.3 million in the first quarter of 1996. The average balance of loans increased $79.3 million, as a result of County's marketing efforts and purchased loan activity as well as favorable economic conditions.

           Partially offsetting the increase in interest income from higher earning assets was a decrease in the yield on interest-earning assets from 7.98% during the first three months of 1995 to 7.84% during the first quarter of 1996. County's yield on average loans decreased from 8.63% during the three months ended March 31, 1995 to 8.46% during the three months ended March 31, 1996. Yields on the investment portfolio decreased from 6.88% during the first quarter of 1995 to 6.03% during the first quarter of 1996, primarily due to a shift to securities with shorter average maturities and due to the repricing characteristics of County's investment portfolio.

           Interest Expense. Total interest expense increased 18.5% to $6.1 million for the three months ended March 31, 1996, as compared to $5.1 million for the three months ended March 31, 1995. Interest expense increased due to a higher average balance of interest-bearing liabilities outstanding and due to a higher cost of funds during the three months ended March 31, 1996, as compared to the same period in 1995, reflecting a shift in deposit accounts during 1995 from lower cost transaction accounts to certificate accounts. County's cost of funds increased to 5.26% in the three months ended March 31, 1996, as compared to 5.08% in the same period of 1995. The average balance of deposit accounts increased $54.7 million, or 17.4%, from the first quarter in 1995 to the first quarter in 1996. Average interest-bearing liabilities increased 13.6%, from $407.3 million to $462.7 million.

           Provision for Loan Losses. The provision for loan losses increased 34.4% to $125,000 in the first three months of 1996, as compared to $93,000 in the first three months of 1995. The increase was related to the increase in total loans. Total loans increased 22.5% to $348.7 million at March 31, 1996, from $284.7 million at the same date in 1995. The increase in the provision for loan losses was also affected by a higher level of net charge offs, $93,000 versus $2,000. The allowance for losses on loans at March 31, 1996 was $2.1 million, or 0.60% of total loans, as compared to $2.3 million, or 0.80% of total loans at the same date in 1995. Management's estimate of the adequacy of its allowance for losses on loans is based upon management's continuing review of prevailing national and local economic conditions, changes in the size and compensation of the portfolio and individual problem credits. Growth of the loan portfolio, loss experience, economic conditions, delinquency levels, credit mix and selected credits are factors that affect judgments concerning the adequacy of the allowance.

           Non-Interest Income. Total non-interest income increased 51.9% to $515,000 in the three months ended March 31, 1996, as compared to $339,000 in the three months ended March 31, 1995. This increase resulted primarily from an increase of $192,000 in gains on sales of securities which resulted from the planned sale of $30 million of available-for-sale securities in January 1996. Also, gains on sales of loans and real estate owned were $66,000 higher in the 1996 period compared to 1995. These increases were partially offset by an $82,000 decline in fee and other income. Other income in 1995 included $40,000 of net rental income on assets held subject to operating leases. No such income occurred in 1996 as the underlying properties were sold in 1995.

           The following table sets forth County's non-interest income for the periods indicated:

                                Three months ended                    Year ended
                                     March 31,                       December 31,
                                 ----------------        ------------------------------------
                                 1996        1995         1995           1994           1993
                                 ----        ----        ------        -------         ------
                                                  (Dollars in thousands)
Investment gains (losses)        $233        $ 41        $  162        $  (321)        $1,664
Gain on sale of loans ...          34          11           122            311            967
Gain on sale of REO .....          43         --            333            346             74
Fee income ..............         142         168           588          1,004            651
Other income ............          63         119           465            825          1,339
                                 ----        ----        ------        -------         ------
        Total ...........        $515        $339        $1,670        $ 2,165         $4,695
                                 ====        ====        ======        =======         ======

          Non-Interest Expense. Total non-interest expense increased 2.8% to $2.5 million in the three months ended March 31, 1996, as compared to $2.4 million in the three months ended March 31, 1995. This increase was primarily a result of a $100,000 provision for loss for the excess of amortized cost over the estimated fair value of purchased mortgage servicing rights recorded in connection with the adoption of SFAS No. 122, "Accounting for Mortgage Servicing Rights."

           The following table sets forth County's non-interest expense for the periods indicated:

                                              Three months ended                     Year ended
                                                   March 31,                         December 31,
                                             --------------------        ------------------------------------
                                              1996          1995          1995           1994           1993
                                             ------        ------        ------        -------        -------
                                                                 (Dollars in thousands)
Compensation and benefits ...........        $1,343        $1,282        $5,456        $ 5,460        $ 5,098
Occupancy and equipment .............           273           287         1,080          1,256          1,356
Federal deposit insurance assessments           219           231           885          1,011            999
Advertising .........................            45            86           215            225            212
Legal fees ..........................            60            75           322            485            740
Data processing .....................            74            77           302            308            324
Taxes other than incomes taxes ......            90            84           295            340            307
Provision for loss on REO ...........          --            --            --             --              518
Provision for loss on purchased
     mortgage servicing rights ......           100          --            --             --             --
Other ...............................           256           271         1,276          1,313          1,725
                                             ------        ------        ------        -------        -------
        Total .......................        $2,460        $2,393        $9,831        $10,398        $11,279
                                             ======        ======        ======        =======        =======



                The efficiency ratio is one method used in the banking industry to assess profitability. It is defined as non-interest expense divided by the net revenue stream, which is the sum of net interest income on a tax-equivalent basis and non-interest income excluding net investment securities gains or losses. County's efficiency ratio was 64.3% for the first quarter of 1996, as compared to 66.7% for the comparable period in 1995. Controlling costs and improving productivity, as measured by the efficiency ratio, is considered by management a primary factor in enhancing performance.

           Federal Income Taxes. Federal income tax expense was $491,000 for the three months ended March 31, 1996, an increase of 90.3% from $258,000 in the three months ended March 31, 1995. The effective tax rate was 33.3% for the three months ended March 31, 1996 and 22.6% for the three months ended March 31, 1995. The lower rate in 1995 was due in part to bad debt deductions that resulted from growth in mortgage loans.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

           Net Income. Net income for the year ended December 31, 1995 was $4.0 million, an increase of $388,000 or 10.7%, as compared to $3.6 million in 1994. This increase was attributed to a $1.8 million increase in net interest income, a $567,000 reduction in non-interest expense and a $250,000 decrease in the provision for loan losses. These increases were offset by a $495,000 decrease in non-interest income and a $1.8 million increase in federal income taxes. County's net interest margin increased seven basis points to 2.89% for 1995, as compared to 2.82% for 1994. County's return on average assets and return on average equity were 0.84% and 12.60%, respectively, for 1995, as compared to 0.79% and 12.81%, respectively, for 1995.

           Interest Income. Total interest income increased 24.1% to $36.9 million for 1995, as compared to $29.7 million for 1994. This increase primarily resulted from an increase in average interest-earning assets between the years. Contributing to the increase in interest-earning assets was the sale of $6.9 million of assets held under operating leases and $1.4 million from the sale of real estate owned in January 1995. The average balance of loans increased 19.3% from $261.6 million in 1994 to $312.0 million in 1995.

          Net interest income increased $1.1 million to $13.4 million in 1995, an increase of 8.7% from $12.3 million in 1994 (including gains on sales of mutual funds). The increases in net interest income and net interest margin largely resulted from an increase in average interest-earning assets and net earning assets (the difference between interest-earning assets and interest-bearing liabilities), as well as an increase in the average yield on interest-earning assets. Average interest-earning assets increased 6.0% to $464.2 million in 1995, as compared to $437.8 million in 1994. Net earning assets increased from $12.5 million in 1994 to $24.2 million in 1995, an increase of 92.7%. The average yield on interest-earning assets increased in 1995 to 7.94%, compared to 6.96% in 1994, as a result of the general rise in interest rates during 1994 and the first quarter of 1995. Offsetting this overall increase was a shift in County's loan portfolio to lower yielding residential mortgage loans. At December 31, 1995, 73.2% of the loan portfolio consisted of residential mortgage loans, compared to 63.3% at December 31, 1994.

           Interest Expense. Total interest expense increased 29.2% to $23.4 million for 1995 as compared to $18.1 million for 1994. Interest expense increased due to a higher average balance of interest-bearing liabilities outstanding and due to a higher cost of funds during 1995. Total deposit accounts increased $45.4 million in 1995 while the average balance of deposits increased $9.4 million in 1995 compared to 1994. Deposits were used to fund loan purchases and originations.

           County's cost of funds increased to 5.33% in 1995 as compared to 4.27% in 1994, generally due to the higher overall level of interest rates as well as a shift in mix of deposits toward higher cost time deposits. Transaction accounts decreased 20.1% in 1995 from $91.0 million to $72.7 million, while certificate accounts increased 28.1% from $226.4 million to $290.1 million.

           Provision for Loan Losses. The provision for loan losses decreased to $250,000 for the year ended December 31, 1995 from $500,000 for the year ended December 31, 1994. The decrease in the provision during the year ended December 31, 1995 resulted primarily from decreases in the levels of non-performing and classified assets. The allowance for loan losses at December 31, 1995 was $2.0 million, or 0.56% of total loans, as compared to $2.3 million, or 0.87% of total loans at December 31, 1994. The allowance for loan losses as a percentage of non-performing loans was 2,246.7% at December 31, 1995, as compared to 261.9% at December 31, 1994.

           Non-Interest Income. Non-interest income decreased 22.9% to $1.7 million in the year ended December 31, 1995, from $2.2 million in 1994. This decrease primarily resulted from a $416,000 decrease in fee income and a $360,000 decrease in other income. Fee income in 1994 included $282,000 of prepayment charges received in connection with the prepayment of several commercial real estate loans, compared to prepayment charges of $4,000 in 1995. Also, loan servicing fee income declined $52,000 as a result of a decrease in the loans serviced for others portfolio which was $245.7 million at the end of 1994 compared to $219.6 million at the end of 1995. The decline in other income was attributable primarily to net rental income of $333,000 in 1994 on assets held under operating leases, compared to $47,000 in 1995, the year in which the underlying properties were sold.

          Non-Interest Expense. Non-interest expense decreased $567,000 to $9.8 million for the year ended December 31, 1995, from $10.4 million for the year ended December 31, 1994. Occupancy expense decreased $176,000 as a result of the relocation of County's leased corporate and downtown Columbus branch offices in August 1994. This move resulted in an annualized cost savings of over $200,000. Legal fees decreased $163,000 as a result of the continued reduction in loan workout and foreclosure activity. Federal deposit insurance assessments decreased $126,000 as County's average assessment rate was lower in 1995 than in

1994. On a relative basis, non-interest expense improved in 1995, with total non-interest expense expressed as a percentage of average assets of 2.07% in 1995, as compared to 2.27% in 1994. County's efficiency ratio improved to 65.91% in 1995 from 74.00% in 1994.

          Income Tax Expense. Income tax expense for the year ended December 31, 1995, was $984,000, or 19.7% of pre-tax income, compared to a benefit of $791,000 in 1994. The provision in 1995 was less than the 34% statutory rate primarily as a result of additional tax bad debt deductions realized as a result of an increase in mortgage loan assets. During 1994, County's 1990 federal income tax return was examined by the IRS. As a result of this examination, approximately $4.0 million of unrealized capital losses were converted to ordinary losses which were carried back to recover previously paid taxes, and an established valuation allowance of $991,000 for capital loss carryforwards that were not previously anticipated to be realized was eliminated. Also eliminated (and recorded as a reduction of income tax expense) was a $353,000 liability for potential examination adjustments.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

           Net Income. Net income for 1994 was $3.6 million as compared to $3.0 million for 1993, an increase of 20.0%. The increase in net income was attributable to a $1.3 million, or 13.2% increase in net interest income, an $881,000, or 7.8% decrease in non-interest expense, and the recording of an income tax benefit of $791,000 in 1994 compared to an expense of $288,000 in 1993. Such items were partially offset by a $174,000, or 53.4%, increase in the provision for loan losses, and $2.5 million, or 53.9%, decrease in non-interest income. County's net interest margin was 2.82% in 1994, unchanged from 1993. The net interest margin was affected by an increase in average interest-earning assets related to increased investments in adjustable rate securities in the latter part of 1993 and the first half of 1994, and a shift in funding from lower cost deposits to borrowings. Pre-tax income in 1994 was $2.8 million, a decrease of $476,000, or 14.4% from 1993. County's return on average assets and return on average equity were 0.79% and 12.81%, respectively, for 1994 as compared to 0.71% and 11.66%, respectively, for 1993.

           Interest Income. Total interest income (including gains on the sale of mutual funds, as discussed below) increased $786,000, or 2.6% to $30.5 million for 1994 as compared to $29.7 million for 1993. Net interest income increased $935,000, or 8.2%, to $12.3 million in 1994 compared to $11.4 million in 1993. This increase primarily resulted from an 8.3% increase in average interest-earning assets during 1994 which was only partially offset by a decline in the weighted average yield on interest-earning assets during 1994.

           The weighted average yield on interest-earning assets declined to 6.96% during 1994 from 7.35% during 1993. This decrease resulted in part from County's investing in certain mutual funds for the purpose of generating capital gain income in order to realize tax benefits from capital loss carryforwards that originated in 1990 and would expire in 1995. Income was earned on these funds via the purchase and subsequent sale of shares prior to the distribution of earnings by the funds. Given the nature of these assets and the earnings derived therefrom, they are considered interest-earning assets for purposes of the discussion herein.

           Interest Expense. Total interest expense decreased 0.8% to $18.1 million for 1994, as compared to $18.3 million for 1993. Interest expense was affected by a higher average balance of interest-bearing liabilities. Average interest-bearing liabilities increased $29.0 million, or 7.3%, from $396.2 million in 1993 to $425.2 million in 1994. Average deposits increased $8.0 million, or 2.5%, from $315.9 million in 1993 to $323.9 million in 1994. FHLB advances and other borrowings increased $21.0 million, or 26.2%, from $80.3 million in 1993 to $101.4 million in 1994. County's cost of funds decreased to 4.27% in 1994 as compared to 4.62% in 1993.

           The average cost of deposits decreased from 4.25% in 1993 to 4.20% in 1994, which was partially offset by an increase in the average cost of FHLB advances from 4.05% in 1993 to 4.45% in 1994. The most significant factor in the overall cost of funds reduction was the repayment of certain other borrowings. In 1993, County had an average balance of $22.4 million in other borrowings, which represented a 10.15% surety-backed collateralized bond that had an average cost of 11.17%. This borrowing was repaid in June 1993. In 1994, County had average other borrowings, which represented reverse repurchase agreements, of $5.9 million at an average cost of 5.10%.

           Provision for Loan Losses. The provision for loan losses increased 53.4% to $500,000 in 1994, as compared to $326,000 in 1993. The higher provision was related to the increase in net charge-offs and management's assessment of the adequacy of the allowance for loan losses. Net charge-offs represented 0.45% of the average loans during 1994, as compared to 0.38% of average loans in 1993. The allowance for possible loan losses at December 31, 1994 was $2.3 million, or 0.87% of total loans, as compared to $3.0 million, or 1.11%, at the same date in 1993. The ratio of allowance for loan losses to non-performing loans increased from 52.4% at December 31, 1993 to 261.9% at December 31, 1994.

           Non-Interest Income. Non-interest income decreased to $2.2 million in 1994 from $4.7 million in 1993. This decrease of $2.5 million was primarily a result of a $2.0 million decrease in net gains on sales of securities. Included in the 1993 results were $1.2 million in gains on sales of mutual funds compared to $764,000 in 1994. As discussed previously, mutual fund investments were utilized as a means for generating capital gain income in order to obtain tax benefits from capital loss carryforwards. Also, the 1994 results included $1.2 million of losses on the sale of available-for-sale securities compared to $467,000 in gains in 1993. Market values of securities were adversely affected in 1994 by the general increase in interest rates.

          Non-Interest Expense. Non-interest expense decreased from $11.3 million in 1993 to $10.4 million in 1994. Legal fees decreased $255,000 in 1994 compared to 1993, as loan workouts and foreclosure activity declined in 1994. Occupancy expense declined $100,000 primarily as a result of a partial year's cost savings associated with the corporate office relocation in 1994 discussed above. Non-interest expense in 1993 also included a non-recurring loss of $327,000 incurred in connection with the early extinguishment of a 10.15% bond obligation. Other reductions in operating expenses generally resulted from management's efforts to reduce and control expenses. Total non-interest expense expressed as a percentage of average assets declined to 2.27% in 1994, as compared to 2.64% in 1993. County's efficiency ratio improved from 85.1% in 1993 to 74.0% in 1994.

          Income Tax Expense. County recorded a benefit from income taxes in 1994 of $791,000 as compared to an expense of $288,000 or 8.7% of pre-tax income, in 1993. The rate in 1993 was lower than the statutory rate primarily because of the recognition of previously unrecorded tax benefits associated with capital loss carryforwards. The benefit in 1994 resulted from the IRS examination described above.

ASSET QUALITY

         Non-Performing Assets. County's overall loan quality is enhanced by its sound underwriting, approval and ongoing loan review procedures. Single family loans are originated or purchased using secondary market agency guidelines as underwriting standards. Multi-family loans are underwritten to ensure an appropriate loan to value and adequate debt service coverage. Loans are subject to a quality control process which includes executive management and Board of Directors involvement, when necessary. County's loan review process annually encompasses approximately 75% of outstanding non-single family loans. This process involves an inspection of the collateral, analysis of current financial information on the borrowers and/or guarantors and the collateral property and other considerations. Findings from the foregoing are reported to the loan review committee which rates each loan accordingly.

         Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. County normally does not accrue interest on loans past due 90 days or more.

         Real estate acquired by County as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When a property is acquired, it is recorded at the lower of cost or fair value less estimated costs to sell the property. Any write-downs resulting at acquisition are charged to the allowance for loan losses. Costs incurred in maintaining County's interest in the property between the date the loan becomes delinquent and the date of acquisition are capitalized. After the date of acquisition, all costs incurred in maintaining the property are expensed and costs incurred for the improvement or development of such property are capitalized.

         The following table sets forth the amounts and categories of County's non-performing assets at the dates indicated.

                                          At March 31,              At December 31,
                                                          ----------------------------------
                                             1996         1995          1994           1993
                                             ----         ----         ------         ------
                                                        (Dollars in thousands)
Non-accrual loans(1) ................        $223         $ 90         $  888         $5,734

Real estate owned ...................         720          736          2,563          3,760
                                             ----         ----         ------         ------

Total non-performing assets .........        $943         $826         $3,451         $9,494
                                             ====         ====         ======         ======

Non-performing loans to total loans .        0.06%        0.02%          0.33%          2.11%

Non-performing assets to total assets        0.20%        0.16%          0.81%          2.36%

_________
(1) County had no accruing loans 90 days or more past due at any of the dates presented.

           The net reduction to interest income related to non-accrual loans for the three months ended March 31, 1996, and for the year ended December 31, 1995, 1994 and 1993 was $9,000, $5,000, $75,000 and $985,000, respectively. County knows of no significant loan concentration which might pose a risk to its portfolio other than the fact that a majority of its loans are secured by properties located in Ohio. Of the $5.7 million of non-performing loans at December 31, 1993, three loans totaling $1.2 million were outstanding at March 31, 1996. All such loans have been performing loans since June 1994.

           Allowance for Loan Losses. An allowance for loan losses is maintained at a level that County's management considers adequate to provide for potential losses based upon an evaluation of known and inherent risks in the loan portfolio. County's internal loan review committee evaluates the allowance on a continuous basis. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations.

           While specific allowances are recorded by County when potential loan losses are known, other losses may exist in the loan portfolio which have not become apparent. The "unallocated" portion of the allowance for loan losses is recorded by County to reflect historical charge-off and delinquency experience as well as changes in the components of the loan portfolio. Net charge-offs totaled $87,000 for the year ended December 31, 1995 and have averaged $782,000 over the last three years. Charge-offs for the quarter ended March 31, 1996 were $93,000. Additionally, the composition of the loan portfolio has changed, with one -to four-family residential loans aggregating approximately $173.0 million at March 31, 1996 compared to $69.8 million at December 31, 1993. These types of loans, in the opinion of management of County, entail less risk and accordingly, County's allowance for loan losses as a percentage of loans receivable has declined from 1.11% at December 31, 1993 to 0.60% at March 31, 1996.

           The following table summarizes changes in the allowance for loan losses and other selected statistics for the periods presented.

                                     Three Months Ended
                                          March 31,                     Year Ended December 31,
                                                           -----------------------------------------------
                                            1996              1995               1994               1993
                                          --------         ---------          ---------          ---------
                                                             (Dollars in thousands)
Balance at beginning of period ...        $  2,022         $   2,326          $   3,007          $   3,997
Loans charged-off:
   Real estate ...................              90                25                889                535
   Commercial and other ..........              11                93                308                635
                                          --------         ---------          ---------          ---------
   Total charge-offs .............             101               118              1,197              1,170
                                          --------         ---------          ---------          ---------
Recoveries .......................               8                31                 25                 83
                                          --------         ---------          ---------          ---------
Net charge-offs ..................              93                87              1,172              1,087
Provision for loan losses ........             125               250                500                326
Transfer (to) from REO ...........              39              (467)                (9)              (229)
                                          --------         ---------          ---------          ---------
Balance at end of period .........        $  2,093         $   2,022          $   2,326          $   3,007
                                          --------         ---------          ---------          ---------
Allowance as a percent of loans
outstanding ......................            0.60%             0.56%              0.87%              1.11%

                                     Three Months Ended
                                          March 31,                     Year Ended December 31,
                                                           -----------------------------------------------
                                            1996              1995               1994               1993
                                          --------         ---------          ---------          ---------
                                                             (Dollars in thousands)
Net charge-offs to average loans .            0.10%             0.03%              0.45%              0.38%
Allowance for loan losses to
   non-performing loans ..........           938.5%          2,246.7%             261.9%              52.4%
Average loans outstanding ........        $357,407         $ 312,033          $ 261,564          $ 286,303
Loans outstanding at end of period        $348,734         $ 364,211          $ 267,610          $ 271,313

         The following table presents the allocation of the allowance for loan losses to the total amount of loans in each category listed at the dates indicated.


                          At March 31,                                         At December 31,
                                                         ------------------------------------------------------------
                              1996                       1995                        1994                        1993
                    ---------------------       -----------------------     -----------------------    --------------------------
                                  Percent                      Percent                     Percent                     Percent of
                                  of Loans                     of Loans                    of Loans                     Loans to
                    Allowance     to Total      Allowance      to Total     Allowance      to Total    Allowance         Total
                    ---------     --------      ---------      --------     ---------      --------    ---------       ----------
                                                              (Dollars in thousands)
Real estate
   mortgage ..       $1,953           93.2%      $1,885           93.6%      $1,935           90.3%      $2,127           90.1%

Construction
   mortgage ..           11            1.2            9            0.9           14            2.1            8            1.1

Consumer,
   commercial
   and other .          129            5.6          128            5.5          377            7.6          872            8.8
                     ------          -----       ------          -----       ------          -----       ------          -----

Total ........       $2,093          100.0%      $2,022          100.0%      $2,326          100.0%      $3,007          100.0%
                     ======          =====       ======          =====       ======          =====       ======          =====

COMPARISON OF MARCH 31, 1996 AND DECEMBER 31, 1995 FINANCIAL CONDITION

         Total assets amounted to $468.4 million at March 31, 1996, as compared to $520.5 million at December 31, 1995, a decrease of $52.1 million, or 10.0%. At December 31, 1995, County had increased its total loans and assets as part of its tax planning strategy. The $52.1 million decrease from December 31, 1995 to March 31, 1996 resulted from the planned sale of approximately $30.0 million of available-for-sale securities in January 1996 along with reductions in the loan and investment securities portfolios resulting from principal amortizations and repayments. Funds generated from the reduction in assets were used to repay FHLB advances which were $52.3 million at March 31, 1996 compared to $105.5 million at December 31, 1995.

         Total securities decreased by $33.5 million, or 23.0%, to $111.8 million at March 31, 1996. County's investment portfolio provides a relatively stable source of interest income and is utilized as a source of liquidity and a means of managing interest rate risk. At March 31, 1996, 49.1% of County's investment securities were classified as available-for-sale. This compares to 59.7% at December 31, 1995. The decrease in the percentage classified as available-for-sale, as well as the decrease in the portfolio as a whole, was a result of the planned sale of securities in January 1996 discussed above.

          Loans decreased $15.5 million, or 4.2%, to $348.7 million at March 31, 1996. The decrease was primarily a result of decreases of $7.8 million and $7.4 million in County's commercial real estate and one- to four-family loan portfolios. The decrease in the loan portfolios resulted from principal amortizations and repayments.

         Deposits totaled $364.7 million at March 31, 1996, an increase of $1.9 million, or 0.5%, over the balance at December 31, 1995. Total interest-bearing deposits accounted for 97.6% of total deposits at March 31, 1996 as compared to 97.8% at December 31, 1995.

         Total borrowings decreased $53.9 million, or 44.9%, to $66.0 million at March 31, 1996, as compared to $119.9 million at December 31, 1995. The majority of this decline was a result of a $53.2 million decrease in FHLB advances. This decrease was due to the planned reduction in assets in January 1996 discussed above.

COMPARISON OF DECEMBER 31, 1995 AND DECEMBER 31, 1994 FINANCIAL CONDITION

         Total assets amounted to $520.5 million at December 31, 1995, as compared to $424.7 million at December 31, 1994, an increase of $95.7 million, or 22.5%. The increase in assets was funded with deposit growth of $45.4 million, or 14.3%, increased borrowings of $45.1 million, or 60.3%, and changes in shareholder's equity of $4.2 million, or 14.1%.

         Total investment securities increased $7.9 million, or 5.7%. Securities classified as available-for-sale represented 59.7% of the total securities portfolio at December 31, 1995, as compared to 12.3% at December 31, 1994. The greater allocation of the securities portfolio to the available-for-sale category was a result of County's efforts to provide readily marketable assets to serve as secondary sources of liquidity to accommodate heavier loan demand as well as provide an additional vehicle from which to manage interest rate risk.

         Total loans increased $96.6 million, or 36.1%, from $267.6 million at December 31, 1994 to $364.2 million at December 31, 1995. Much of the loan growth resulted from $88.6 million of loan purchases during the year. The increase in loans contributed significantly to County's financial performance. Most of the loan growth occurred in the one - to four-family mortgage loan portfolio, which increased $92.1 million or 104.2%. The growth in single-family lending was consistent with County's emphasizing the origination and purchase of permanent conventional loans secured by one - to four-family residences.

         Deposits totaled $362.8 million at December 31, 1995, an increase of $45.4 million, or 14.3%, over the balance at December 31, 1994. The increase resulted from competitive pricing, as County sought balance sheet growth during the year.

LIQUIDITY AND CAPITAL RESOURCES

                  County's primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, proceeds from the sale of loans in the secondary mortgage market, FHLB advances and other borrowings, funds provided from operations and maturing investment securities. While maturities of investment securities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are significantly influenced by general interest rates, economic conditions and competition.

         The standard measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. The minimum required ratio is currently set by OTS regulations at 5%, of which 1% must be comprised of short-term investments (i.e., generally with a term of less than one year). For the month ended March 31, 1996 and December 31, 1995, County's liquidity ratio for regulatory purposes was 6.43% and 5.90%, respectively.

         Cash and cash equivalents decreased $2.1 million in the three months ended March 31, 1996, compared to a $358,000 increase during the first quarter of 1995. The primary sources of funds in the first quarter of 1996 were $30.2 million of proceeds from the sale of available-for-sale securities and $18.0 million from a net decrease in the loan portfolio. Funds provided by the foregoing sources were utilized primarily to repay borrowings, which declined by $53.2 million during the three months ended March 31, 1996.

         During the year ended December 31, 1995, County had a net increase of $2.6 million in cash and cash equivalents. Major sources of funds were proceeds of $57.4 million from the sale of investment securities, $25.3 million in proceeds from the maturity of investment securities and net increases in FHLB advances of $40.4 million and deposits of $45.4 million. The major uses of cash during the year included the funding of a $96.8 million increase in County's loan portfolio and purchases of securities totaling $89.2 million.

         During the year ended December 31, 1994, there was a net decrease of $4.5 million in cash and cash equivalents. Sources of cash during the year included funds provided from the maturity of investment securities of $30.9 million, an increase of $25.1 million in FHLB advances, and the sale of $37.2 million available-for-sale securities. Major uses of cash during the year which offset the sources of cash included the purchase of $102.8 million in investments and mortgage-backed securities, an increase in loans receivable of $10.9 million and a reduction in deposits of $13.5 million.

         Borrowings by County from the FHLB and other sources may be used to offset reductions in other sources of funds such as deposits and to assist in asset/liability management. There were borrowings of $66.0 million outstanding at March 31, 1996 and $119.9 million at December 31, 1995. Based on collateral pledged to the FHLB, County had a total borrowing capacity of approximately $137.0 million at March 31, 1996. Other unpledged securities that could be used as collateral would support an additional $49.0 million in FHLB advances, other borrowings or public funds deposits. Also, County had commitments to fund loan originations and unused lines of credit with borrowers of $17.5 million at March 31, 1996. In the opinion of County's management, County has sufficient cash flow and borrowing capacity to meet current and anticipated funding requirements.

         At March 31, 1996, certificates of deposit scheduled to mature in one year or less totaled $248.2 million. Management of County believes, based upon its current plan to remain competitive on the basis of rates paid, that a significant portion of such deposits will remain with County.

         At March 31, 1996, County's tangible regulatory capital totaled $34.4 million, or 7.3% of adjusted assets, compared to $33.5 million, or 6.4% of adjusted assets, at December 31, 1995.

ASSET/LIABILITY MANAGEMENT

         An asset/liability management committee consisting of senior and executive officers meets regularly and reviews County's interest rate risk position and makes adjustments to the position within the parameters established by County's Board of Directors. In addition, the Board of Directors of County reviews County's asset/liability position on a quarterly basis, including simulations of the effect on County's earnings and capital of various interest rate scenarios.

         In managing its asset/liability mix, and depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, County may place somewhat greater emphasis on maximizing its net interest income than on matching the interest rate sensitivity of its assets and liabilities in an effort to increase its net income. Management believes that the increased net income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates which can result from such mismatch. As a result, County may have relatively more exposure to rapid increases in interest rates than some institutions which concentrate principally on matching the duration of their assets and liabilities. See "Risk Factors -- Interest Rate Sensitivity."

         Net Portfolio Value Analysis. County uses net portfolio value ("NPV") analysis as a tool to measure the effectiveness of its asset/liability management program. NPV measures the change in the net present value of incoming and outgoing cash flows from assets, liabilities and off-balance-sheet contracts resulting from instantaneous and sustained changes in interest rates of 100, 200, 300 and 400 basis points. County measures its interest rate risk as the change that occurs to its NPV as the result of an increase or decrease in market interest rates.

         The following table shows the projected change in the NPV of County at December 31, 1995 compared to December 31, 1994 assuming an instantaneous and sustained change in market interest rates of 100, 200, 300 and 400 basis points.

       Change in
     Interest Rate                    December 31, 1995                              December 31, 1994
                                      -----------------                              -----------------
    (Basis Points)           Dollar Change         Percent Change          Dollar Change          Percent Change
    --------------           -------------         --------------          -------------          --------------
                                            (Dollars in thousands)
            +400              $(14,097)                    (35)%             $(18,735)                    (53)%
            +300                (9,163)                    (23)               (13,814)                    (39)
            +200                (4,900)                    (12)                (8,856)                    (25)
            +100                (1,773)                     (4)                (4,213)                    (12)
               0                     0                       0                      0                       0
            -100                 1,021                       3                  3,701                      10
            -200                 2,065                       5                  6,769                      19
            -300                 3,694                       9                  9,298                      26
            -400                 6,130                      15                 13,268                      38

         As shown above, County's projected decline in NPV decreased from December 31, 1994 to December 31, 1995 due primarily to lower levels of interest rates. This information illustrates that County will generally benefit from decreasing interest rates.

         Gap Analysis. Another method for measuring the effectiveness of an asset/liability management program is known as a "gap analysis." This methodology measures the difference between rate-sensitive assets and liabilities which, under the current interest rate environment, management estimates will mature or reprice in the same period. The following table sets forth an estimate by County's management of the projected maturities and repricing of County's assets and liabilities as of March 31, 1996 and December 31, 1995. In preparing the table, management of County has assumed that loans prepay to varying degrees based on type, maturity and rate.

Certificates of deposit have been entered into the analysis based on contractual maturity and transaction accounts (passbook, MMDA and NOW) are projected to reprice based on estimated decay rates.

                                                    0 - 90       91 - 180     181 - 365        1 - 5         Over 5
As of March 31, 1996:                                Days          Days          Days          Years          Years       Total
                                                     ----          ----          ----          -----          -----       -----
                                                                               (Dollars in thousands)
Interest-earning assets:
Loans ........................................    $  89,765      $ 57,975      $  78,354      $  89,828      $32,812     $348,734
Investment securities ........................       53,059        22,156          5,395          8,742       22,475      111,827
                                                  ---------      --------      ---------      ---------      -------     --------

Total interest-earning assets ................      142,824        80,131         83,749         98,570       55,287      460,561
                                                  ---------      --------      ---------      ---------      -------     --------

Interest-bearing liabilities:
   Demand, interest bearing ..................        1,866         1,866          3,732          8,292       20,864       36,620
   Passbook savings ..........................        1,562         1,562          3,125         11,545       15,788       33,582
   Certificates of deposit ...................       80,064        66,819        101,329         45,373          920      294,505
   FHLB advances .............................       52,300                                                                52,300
   Other borrowings ..........................       13,740                                                                13,740
                                                  ---------      --------      ---------      ---------      -------     --------

Total interest-bearing liabilities............      149,532        70,247        108,186         65,210       37,572      430,747
                                                  ---------      --------      ---------      ---------      -------     --------

Total gap ....................................       (6,708)        9,884        (24,437)        33,360       17,715     $ 29,814
                                                  ---------      --------      ---------      ---------      -------     ========

Cumulative gap ...............................    $  (6,708)     $  3,176      $ (21,261)     $  12,099      $29,814
                                                  =========      ========      =========      =========      =======


Cumulative gap as a percentage of total
  assets .....................................        (1.4)           0.7%         (4.5)%           2.6%         6.4%

As of December 31, 1995:
                                                    0 - 90       91 - 180     181 - 365        1 - 5         Over 5
                                                     Days          Days          Days          Years          Years       Total
                                                     ----          ----          ----          -----          -----       -----
Interest-earning assets:                                                        (Dollars in thousands)
   Loans .....................................    $  75,358      $ 49,169      $ 109,559      $  94,343      $35,782     $364,211
   Investment securities .....................       69,887        29,938         12,888          9,053       23,520      145,286
                                                  ---------      --------      ---------      ---------      -------     --------
   Total interest-earning assets .............      145,245        79,107        122,447        103,396       59,302      509,497
                                                  ---------      --------      ---------      ---------      -------     --------
Interest-bearing liabilities:
   Demand, interest bearing ..................        1,845         1,846          3,693          8,246       21,276       36,906
   Passbook savings ..........................        1,814         1,815          3,629         12,551       16,015       35,824
   Certificates of deposit ...................       68,222        57,262         63,814         99,864          906      290,068
   FHLB advances .............................       90,500        15,000           --             --           --        105,500
   Other borrowings ..........................         --          14,435           --             --           --         14,435
                                                  ---------      --------      ---------      ---------      -------     --------

Total interest-bearing liabilities ...........      162,381        90,358         71,136        120,661       38,197      482,733
                                                  ---------      --------      ---------      ---------      -------     --------

Total gap ....................................      (17,136)      (11,251)        51,311        (17,265)      21,105     $ 26,764
                                                  ---------      --------      ---------      ---------      -------     ========

Cumulative gap ...............................    $ (17,136)     $(28,387)     $  22,924      $   5,659      $26,764
                                                  =========      ========      =========      =========      =======

Cumulative gap as a percentage

                                                    0 - 90       91 - 180     181 - 365        1 - 5         Over 5
As of March 31, 1996:                                Days          Days          Days          Years          Years       Total
                                                     ----          ----          ----          -----          -----       -----
of total assets ..............................         (3.3)%        (5.5)%          4.4%           1.1%         5.1%        --


         Certain shortcomings are inherent in each of the above analyses. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, interest rates on certain types of assets and liabilities may fluctuate in advance of, or lag behind, changes in market rates. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the analyses. Finally, in the event of rising interest rates, management may choose to increase the rates paid on deposit accounts in order to retain those accounts.

ACCOUNTING DEVELOPMENTS

         In May 1995, the FASB released SFAS No. 122, "Accounting for Mortgage Servicing Rights." SFAS No. 122 requires mortgage banking enterprises to recognize the rights to service mortgage loans for others as a separate asset, regardless of the manner in which such rights are acquired. SFAS No. 122 applies to fiscal years beginning after December 15, 1995. County adopted the provisions of this statement on January 1, 1996. As a result, an allowance of $100,000 was recorded for the excess of amortized cost over the estimated fair value of capitalized purchased mortgage servicing rights during the three months ended March 31, 1996.

IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary assets and liabilities of County are monetary in nature. As a result, interest rates have a more significant impact on County's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as the prices of goods and services.

POTENTIAL ADVERSE EFFECTS OF PROPOSED LEGISLATION

         Legislation has been introduced in Congress that, if adopted, would result in, among other things, the merger of the SAIF of the FDIC into the BIF of the FDIC. If such legislation were adopted in its present form, a financial institution with deposits insured by the SAIF would be expected to pay a one-time charge equal to approximately 0.85% to 0.90% of its deposits subject to the SAIF assessments. Consequently, the imposition of such a charge could have a material adverse impact on the financial condition and results of operations of County in the year such legislation is adopted. However, future deposit assessments would be expected to decrease to approximately 0.04% from the 0.23% of deposits currently paid by County.

                               BUSINESS OF COUNTY

GENERAL

         County is a state-chartered savings and loan association headquartered in Columbus, Ohio, and is a wholly-owned subsidiary of FFG. As of March 31, 1996, County had assets of $468.4 million, total deposits of $364.7 million and shareholder's equity of $34.4 million.

         County is a community-oriented savings institution that conducts its operations through 10 full-service offices, six of which are located in Licking County and four of which are located in Franklin County, Ohio. At March 31, 1996, approximately $188.2 million, or 51.6% of County's total deposits, were located in Licking County. As of June 30, 1995, County had 14.1% of federally insured deposits in Licking County, which was the second largest market share. Columbus, which is the largest city in Ohio and the state capital, is the county seat of Franklin County. At March 31, 1996, approximately $176.5 million, or 48.4% of County's total deposits, were located in Franklin County. As of June 30, 1995, County had 1.0% of federally insured deposits in Franklin County, which was the tenth largest market share among banks and thrifts. Although all of central Ohio has experienced notable economic growth over the past twenty years, eastern Franklin County and western Licking County have recently experienced a significant increase in housing construction and new business activity.

         County has traditionally offered a variety of savings products and loan products to its retail customers. County also has been a purchaser of fixed- and adjustable-rate residential mortgages from unrelated third parties.

LENDING ACTIVITIES

         County's lending operations primarily emphasize the origination of single family adjustable-rate and fixed-rate residential mortgage loans, commercial real estate loans, construction loans on residential properties and consumer loans, consisting principally of home equity loans.

           Loan Portfolio Composition. The following table sets forth the composition of County's loan portfolio by type of loan at the dates indicated:



                                                                                             At December 31,
                                                                       -----------------------------------------------------------
                                            At March 31, 1996                     1995                            1994
                                        ---------------------------    ---------------------------     ---------------------------
                                                         Percent                         Percent                         Percent
                                                         of total                       of total                        of total
                                          Amount          loans          Amount           loans          Amount           loans
                                        ------------    -----------    ------------     ----------     ------------     ----------
                                                                                                        (Dollars in thousands)
Mortgage loans:
   One- to four-family ..........        $ 173,037          49.5%        $ 180,438          49.5%        $  88,378          32.8%
   Multi-family residential .....           86,038          24.6            86,485          23.7            82,053          30.5
   Construction, net ............            4,207           1.2             3,454           0.9             5,788           2.2
   Commercial real estate .......           66,481          19.0            74,289          20.4            72,132          26.8
   Other ........................              167           0.1               187           0.1               406           0.2

Consumer and commercial loans:
   Line of credit ...............            5,928           1.7             6,537           1.8             8,422           3.1
   Secured by deposits ..........            2,248           0.7             2,268           0.6             2,300           0.8
   Home equity ..................            7,329           2.1             7,519           2.0             7,235           2.7
   Other ........................            3,892           1.1             3,572           1.0             2,458           0.9
                                         ---------         -----         ---------         -----         ---------         -----

Subtotal ........................          349,327         100.0%          364,749         100.0%          269,172         100.0%
                                                           =====                           =====                           =====

Less:
   Unearned fees and discounts ..             (593)                           (538)                         (1,562)
                                         ---------                       ---------                       ---------

   Total loans ..................          348,734                         364,211                         267,610

   Allowance for losses on loans            (2,093)                         (2,022)                         (2,326)
                                         ---------                       ---------                       ---------

Net loans .......................        $ 346,641                       $ 362,189                       $ 265,284
                                         =========                       =========                       =========



                                              At December 31,
                                        ---------------------------
                                                   1993
                                        ---------------------------
                                                          Percent
                                                         of total
                                          Amount           loans
                                        ------------     ----------
Mortgage loans:
   One- to four-family ..........         $  69,787          25.5%
   Multi-family residential .....            89,054          32.6
   Construction, net ............             3,124           1.2
   Commercial real estate .......            87,070          31.8
   Other ........................               351           0.1

Consumer and commercial loans:
   Line of credit ...............            11,036           4.1%
   Secured by deposits ..........             2,278           0.8
   Home equity ..................             7,463           2.7
   Other ........................             3,262           1.2
                                          ---------         -----

Subtotal ........................           273,425         100.0%
                                                            =====

Less:
   Unearned fees and discounts ..            (2,112)
                                          ---------

   Total loans ..................           271,313

   Allowance for losses on loans             (3,007)
                                          ---------

Net loans .......................         $ 268,306
                                          =========

        Contractual Maturities. The following table sets forth the scheduled contractual maturities of County's loan portfolio at March 31, 1996. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The amounts shown for each period do not take into account loan prepayments and normal amortization of County's loan portfolio.

                                                                          Consumer
                                                        Real estate       and other
                                                          mortgage          loans            Total
                                                        -----------       ---------          -----

                                                                          (In thousands)
      Amounts due in:
         1 year or less...................             $ 20,653           $ 8,490           $ 29,143
         After 1 year through 3 years.....               54,086             3,105             57,191
         After 3 years through 5 years....               15,769             4,012             19,781
         After 5 years through 10 years...               62,084             3,302             65,386
         After 10 years through 20 years..               47,171               488             47,659
         More than 20 years...............              130,167                --            130,167
                                                       --------           -------           --------

            Total (1).....................             $329,930           $19,397           $349,327
                                                       ========           =======           ========


- -----------------------

(1) Does not include adjustments relating to the allowance for loan losses, deferred loan fees and unearned interest and discounts.

         One- to four-family. County originates loans secured by first lien mortgages on completed one- to four-family residences in its primary market area. Adjustable-rate one- to four-family loans are held for retention in County's portfolio while fixed-rate loans are primarily held for sale in the secondary market. County originates residential mortgage loans with terms of 15 and 30 years, although a large number of the loans held in its portfolio are outstanding over a shorter period due to prepayments. At March 31, 1996, County's one- to four-family residential real estate loan portfolio was $173.0 million, or 49.5% of total loans. The majority of such loans were underwritten in accordance with FHLMC/FNMA guidelines and are eligible for sale in the secondary market.

         County also purchases loans secured by first lien mortgages on completed one- to four-family residences located outside its primary market area. Before purchasing a loan portfolio, County undertakes extensive due diligence on the portfolio and requires all loans to meet the same underwriting standards as loans originated directly by County.

         The adjustable-rate mortgages currently offered by County have interest rates which adjust annually on the applicable anniversary of the loan, commencing on the first, third, fifth or seventh anniversary, and are based upon an index tied to the weekly average yield on U.S. Treasury securities (adjusted to a constant comparable maturity), as made available by the Federal Reserve Board, plus a margin.

         Due to the interest rate risk inherent in maintaining a large portfolio of long-term, fixed-rate assets, County has generally sold fixed-rate mortgage loans originated by it to secondary market investors. By obtaining a purchase commitment from the secondary market investor before it makes a commitment to making a loan intended for sale, County substantially reduces its "pipeline risk," i.e., the risk that market rates of interest will rise in the period between the time of commitment and the time of funding the loan.

         All loans sold in the secondary market are sold with limited recourse to County. When County sells the residential loans it has originated or purchased, it may either retain or sell the rights to service those loans and receive the related fee. At March 31, 1996, County serviced $213.3 million of loans for third parties.

         Multi-family Residential. In addition to loans on one- to four-family properties, County originates loans secured by existing, multi-family real estate containing between four and 100 units. A substantial majority of County's multi-family loans are secured by real estate located in its primary market area. At March 31, 1996, loans secured by multi-family properties totaled $86.0 million, or 24.6% of the total loan portfolio. Multi-family loans are offered with adjustable rates for terms up to 30 years and have a maximum loan-to-value ratio of 80%.

         Multi-family lending is generally considered to involve a higher degree of risk than one- to four-family residential lending because the borrower typically depends upon income generated by the project to cover operating expenses and debt service. The profitability of a project can be affected by economic conditions, government policies and other factors beyond the control of the borrower. County attempts to reduce the risk associated with multi-family lending by evaluating the creditworthiness of the borrower and the projected income stream from the project and by obtaining personal guarantees on loans made to corporations and partnerships. County requests that borrowers submit rent rolls and that all borrowers submit financial statements annually to enable County to monitor the loan.

         Commercial Real Estate. County originates mortgage loans for the acquisition and refinancing of commercial real estate properties. At March 31, 1996, $66.5 million, or 19.0%, of total loans consisted of loans secured by commercial real estate properties. Of such amount, $25.9 million or 7.4%, of total loans at March 31, 1996 were secured by commercial real estate properties located outside of the state of Ohio.

         At March 31, 1996, County's commercial real estate loan portfolio consisted of loans with an average principal balance of $519,000. The largest commercial real estate loan at that date had a principal balance of $6.9 million.

         Construction. County originates loans to construct single-family and multi-family residential properties. These construction lending activities generally are limited to County's primary market area. At March 31, 1996, County had $4.2 million in construction loans which constituted 1.2% of total loans.

         Consumer and Commercial. County originates consumer loans, which are primarily for personal, family or household purposes, and commercial loans in order to provide a wide range of financial services to its customers. At March 31, 1996, consumer and commercial loans totaled $19.4 million and constituted 5.6% of total loans.

         At March 31, 1996, 37.8% of County's consumer and commercial loans consisted of home equity lines of credit. Home equity lines of credit have interest rates which are based on a regional national bank's prime rate plus a margin and adjust quarterly. These loans are secured by a first or second lien mortgage on the borrower's principal residence.

         County also makes other traditional consumer loans, including home improvement loans, loans to finance the purchase of new and used automobiles and boats, and share loans (i.e., loans to depositors that are secured by their deposits). County makes commercial and unsecured consumer loans on a case-by-case basis after a detailed review of the applicant's credit history.

INVESTMENT SECURITIES

         County's investment portfolio provides a relatively stable source of interest income and is utilized as a source of liquidity and a means for managing interest rate risk. County also maintains a portfolio of mortgage-backed and related securities as a means of investing in housing related mortgage instruments without the costs associated with originating mortgage loans for retention in its loan portfolio.

         The following table sets forth certain information relating to County's investment securities portfolio:

                                                          At December 31,
                                                  --------------------------------
                               March 31, 1996     1995         1994         1993
                               ---------------------------------------------------
Available-for-sale:                                (Dollars In thousands)
  United States government
     agency securities.......      $    984     $    979     $  3,553     $  9,944
  Collateralized mortgage
    obligations and real
    estate mortgage
    investment conduits......        42,344       65,868        2,855           --
  Mortgage-backed
    securities...............           578       14,612        7,183           --
   Mutual funds..............         5,616           --           --        2,370
  FHLB stock.................         5,369        5,277        3,338        2,163
                                   --------     --------     --------    ---------
  Total available-for-sale...        54,891       86,736       16,929       14,477
                                   --------     --------     --------    ---------
  Held to Maturity:
    United States government
    agency securities........            --           --        1,997           --
  Collateralized mortgage
    obligations and real
    estate mortgage
    investment conduits......        26,073       26,325       73,615       47,572
  Mortgage-backed
    securities...............        28,952       30,297       42,855       42,287
  Industrial development
    bonds and other..........         1,911        1,928        2,015        2,134
                                   --------     --------     --------    ---------
  Total held to maturity.....        56,936       58,550      120,482       91,993
                                   --------     --------     --------    ---------
  Total......................      $111,827     $145,286     $137,411     $106,470
                                   ========     ========     ========     ========

=============================

         Mortgage-backed securities, collateralized mortgage obligations and real estate mortgage investment conduits ("Remics") are issued and guaranteed by the Government National Mortgage Association ("GNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") or Federal National Mortgage Association ("FNMA"). The collateralized mortgage obligations and Remics in County's portfolio are considered "non high risk" as that term is defined by the Federal Financial Institutions Examination Council.

SOURCES OF FUNDS

         General. County's principal source of funds for use in lending and for other general business purposes has traditionally come from deposits obtained through County's branch offices. County also derives funds from the proceeds from the sale of residential mortgage loans in the secondary market, the amortization and prepayments of outstanding loans and mortgage-related securities, income from operations and maturities of investment portfolio securities. County has also borrowed from the FHLB of Cincinnati to cover its cash needs. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions.

         Deposits. County's current deposit products include passbook accounts, negotiable order of withdrawal accounts, money market deposit accounts, commercial checking accounts and certificates of deposit ranging in terms up to 10 years. County's deposit products also include individual retirement accounts and statement savings accounts.

         County's deposits are obtained primarily from residents in its primary market area of Franklin and Licking Counties, Ohio. County attracts deposit accounts by offering a variety of accounts, competitive interest rates, and convenient branch office locations and service hours. County customers are not currently offered access to ATMs. County primarily utilizes direct solicitation and newspaper advertising to attract new deposits. County had no brokered deposits at March 31, 1996. To a limited extent, County accepts large deposits of public funds when requested to bid for such funds. County offers annuities and mutual funds to its customers through a non-affiliated third party that operates in County's branches.

         County performs a weekly deposit rate survey of the competitors in its market area. It prices its deposit products weekly after evaluating deposit surveys, deposit activity for prior periods and product pricing/profitability analyses. County has been competitive in the types of accounts and in interest rates it has offered on its deposit products but does not necessarily seek to match the highest or the lowest rates paid by competing institutions. County conducts a continual survey of its withdrawing depositors and has found that the search for higher interest rates, debt payments and relocation represent the three most frequent reasons given for deposit withdrawals.

         The following table presents the amount of certificates of deposit and related average interest rates at March 31, 1996 and December 31, 1995 which mature during the periods indicated.

                                                March 31, 1996                        December 31, 1995
                                         -----------------------------           -------------------------
                                                              Weighted                            Weighted
                                                              Average                             Average
                                         Amount                Rate              Amount            Rate
                                         ------               --------           ------           --------
                                                                   (Dollars in thousands)
Maturing within:
One year.......................             $248,212             5.75%         $189,297             5.58%
One to two years...............               37,344             6.13            89,350             6.61
Two to three years.............                1,719             5.58             4,614             5.91
Three to four years............                3,984             7.38             4,129             7.23
Four to five years.............                2,326             5.84             1,772             5.98
Thereafter.....................                  920             6.22               906             6.21
                                            --------             ----          --------             ----

Total..........................             $294,505             5.82%         $290,068             5.93%
                                            ========             ====          ========             ====


         The following table presents the average balance of each deposit type and the average rate paid on each deposit type for the periods indicated.

                                           Three Months Ended March 31,
                             ----------------------------------------------------------
                                        1996                           1995
                             ---------------------------    ---------------------------
                             Average          Average       Average         Average
                             Balance        Rate Paid       Balance        Rate Paid
                             -----------    ------------    -----------    -----------
Transaction accounts
   (passbook, money market
   and NOW)...........          $68,748           2.26%        $84,465          2.53%
Retail certificates of
   deposit............          266,770           5.89         214,333          5.63
Negotiated rate
  certificates of deposit        33,812           5.61          15,787          5.60
                               --------           ----        --------          ----

Total.................         $369,330           5.19%       $314,585          4.80%
                               ========           ====        ========          ====

                                                                 Year Ended December 31,
                                 ----------------------------------------------------------------------------------------
                                           1995                            1994                           1993
                                 --------------------------     ---------------------------    --------------------------
                                 Average         Average         Average          Average        Average         Average
                                 Balance         Rate Paid       Balance         Rate Paid       Balance        Rate Paid
                                 -----------    -----------     -----------      -----------    -----------     ----------
                                    (Dollars in thousands)
Transaction accounts
   (passbook, money market
   and NOW)...........              $ 76,725         2.44%         $105,129          2.59%       $125,762           2.84%
Retail certificates of
   deposit............               236,283         5.91           206,227          4.87         179,881           4.89
Negotiated rate
  certificates of deposit             20,286         5.87            12,502          4.84          10,239           5.39
                                    --------         ----          --------          ----        --------           ----

Total.................              $333,294         5.11%         $323,858          4.13%       $315,882           4.09%
                                    ========         ====          ========          ====        ========           ====

         Maturities of time certificates of deposit of greater than $100,000 outstanding at March 31, 1996 are summarized as follows:

                                                      Amount
                                                   --------------
                                                   (In thousands)
Three months or less........................           $12,086
Three through six months....................             6,504
Six through twelve months...................             8,780
Over twelve months..........................             4,424
                                                         -----

    Total...................................           $31,794
                                                       =======


         County may obtain advances from the FHLB of Cincinnati upon the security of certain of its residential mortgage loans and investment securities, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities, and are generally available as needed. In 1995, such advances were primarily used to fund County's lending activities. At March 31, 1996, County had $52.3 million of FHLB advances. County also utilizes reverse repurchase agreements as an alternative funding source.

         The following table sets forth certain information regarding borrowed funds of County at or for the dates indicated.

                                        At or for the Three Months
                                             Ended March 31,                 At or for the Years Ended December 31,
                                      -------------------------------    -----------------------------------------------

                                          1996              1995             1995              1994             1993
                                      ------------      -------------    -------------     -------------    ------------
                                                                    (Dollars in thousands)
FHLB advances:
Average balance outstanding........        $79,229           $72,448          $81,073           $95,496          $57,940
Balance outstanding at end of
 period............................         52,300            77,200          105,500            65,100           40,000
Weighted average interest rate
 paid..............................           5.46%             5.79%            5.80%             4.45%            4.05%
Average rate at end of period......           5.26%             6.18%            5.80%             5.91%            3.30%

Reverse repurchase agreements:
Average balance outstanding........        $14,112           $20,217          $25,701            $5,825             $276
Balance outstanding at end of
 period............................         13,740             3,004           14,435             9,729                0
Weighted average interest rate
 paid                                         5.73%             6.14%            6.03%             5.07%            3.58%
Average rate at end of period......           5.66%             6.22%            5.66%             7.00%             N/A

OFFICES AND PROPERTIES

         County conducts its business from its corporate office in Columbus, Ohio, 10 full-service branch offices and one loan production office. County's leased facilities are leased from unaffiliated third parties.

COMPETITION

         The banking business is highly competitive. County competes with other savings and loan associations, commercial banks, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds operating in Franklin and Licking Counties. Many of these competitors have substantially greater resources and lending limits than County and offer certain services that County does not currently provide. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to County.

         Federal legislation in recent years has eliminated many of the distinctions between commercial banks and savings institutions and holding companies and has allowed bank holding companies to acquire savings institutions. Such legislation has generally resulted in an increase in the competition encountered by savings institutions and has resulted in a decrease in both the number of savings institutions and the aggregate size of the savings institutions.

EMPLOYEES

         County had approximately 135 full-time employees and 5 part-time employees as of March 31, 1996. None of these employees is represented by a collective bargaining agreement. County believes that it enjoys good relations with its personnel.

LEGAL PROCEEDINGS

         County is a party to various legal actions and complaints arising in the ordinary course of business. It is of the opinion of management that such matters will not materially affect County's financial condition or results of operations.

                           SUPERVISION AND REGULATION

         The following discussion addresses the regulatory framework applicable to bank holding companies, thrift holding companies, and their respective subsidiaries and provides certain specific information relevant to the Company and County. Regulation of financial institutions such as the Company and County is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC, and the banking system as a whole, and generally is not intended for the protection of shareholders or other investors.

         The following is a summary of certain statutes and regulations that apply to the operation of federally insured depository institutions and their holding companies. Changes in the applicable laws, and in their application by regulatory agencies, cannot necessarily be predicted, but they may have a material effect on the business and results of banking organizations, including the Company.

         REGULATION AND SUPERVISION. As a bank holding company, the Company is subject to regulation, supervision and examination by the Federal Reserve Board under the Bank Holding Company Act ("BHCA"). Under the BHCA, bank holding companies may not, in general, directly or indirectly acquire ownership or control of more than 5% of the voting shares of any company, including a bank or bank holding company, without the prior approval of the Federal Reserve Board. In addition, bank holding companies are generally prohibited from engaging in nonbanking (i.e., commercial or industrial) activities, subject to certain exceptions under the BHCA.

         Upon acquisition of County, the Company will also be required to register as a savings and loan holding company. As a savings and loan holding company, the Company will be subject to regulation under the Home Owners Loan Act of 1933, as amended ("HOLA") and its examination and reporting requirements, and will be subject to the supervision of the OTS except with respect to bank subsidiaries. The OTS has broad power to impose restrictions on savings and loan holding company activities if the OTS determines there is reasonable cause to believe that the continuation by the holding company constitutes a serious risk to the financial safety, soundness or stability of a subsidiary thrift. A restriction, issued in the form of a directive, may limit (i) the payment of dividends by subsidiary thrifts; (ii) transactions between the thrift, the savings and loan holding company, and the subsidiaries or affiliates of either; and (iii) any activities of the thrift that might create a serious risk that the liabilities of the savings and loan holding company or its other affiliates may be imposed on the thrift.

         With certain exceptions, a savings and loan holding company must obtain the prior written approval of the OTS before acquiring control of a thrift or savings and loan holding company through the acquisition of stock or through a merger or some other business combination. HOLA prohibits the OTS from approving an acquisition by a savings and loan holding company which would result in the holding company controlling thrifts in more than one state unless (i) the holding company is authorized to do so by the FDIC as an emergency acquisition,
(ii) the holding company controls a thrift which operated an office in the additional state or states on March 5, 1987, or (iii) the statutes of the state in which the thrift to be acquired is located specifically permit a thrift chartered by such state to be acquired by an out-of-state thrift or savings and loan holding company.

         The Company's banking subsidiaries are also subject to regulation, supervision, and examination by the OCC. FNB is subject to regulation, supervision, and examination by the OCC. Bellbrook is subject to regulation, supervision, and examination by the FDIC and the Ohio Division of Financial Institutions. County is and will continue to be subject to regulation, supervision, and examination by the OTS and the Ohio Division of Financial Institutions.

         Depository institutions are also affected by various state and federal laws, including those relating to consumer protection and similar matters, as well as by the fiscal and monetary policies of the federal government and its agencies, including the Federal Reserve Board. An important purpose of these policies is to curb inflation and control recessions through control of the supply of money and credit. The Federal Reserve Board uses its powers to establish reserve requirements of depository institutions and to conduct open market operations in United States government securities so as to influence the supply of money and credit. These policies have a direct effect on the availability of loans and deposits and on interest rates charged on loans and paid on deposits, with the result that federal policies have a material effect on the earnings of depository institutions, and hence, the Company.

         ACQUISITIONS OF CONTROL. The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued, or unless the acquisition is subject to Federal Reserve Board approval under the BHCA. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, would under the circumstances set forth in the presumption, constitute the acquisition of control.

         In addition, any "company" would be required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more the outstanding shares of any class of voting stock of the Company, or otherwise obtaining "control" over the Company. Under the BHCA, "control" generally means (i) the ownership or control of 25% or more of any class of voting securities of the bank holding company, (ii) the ability to elect a majority of the bank holding company's directors, or (iii) the ability otherwise to exercise a controlling influence over the management and policies of the bank holding company. Following the acquisition of County, the Change in Bank Control Act will also be administered by the OTS with respect to the Company.

         REGULATORY DIVIDEND RESTRICTIONS. the Company is a legal entity separate and distinct from its subsidiaries. The principal source of cash flow of the Company, including cash flow to pay dividends on the Company's common stock and debt service on its debt, is dividends from its subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that may be paid to the Company by its banking and thrift subsidiaries without regulatory approval. These regulatory limitations on dividends, coupled with other regulatory provisions discussed below, may have the effect of exacerbating any future financial difficulties by further reducing the availability of funding sources.

         The approval of the OCC is required for the payment of any dividend by a national bank if the total of all dividends declared by the board of directors of such bank in any calendar year would exceed the total of (i) the bank's retained net profits (as defined and interpreted by regulation) for the current year plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfer to surplus or a fund for the retirement of any preferred stock. In addition, a national bank can pay dividends only to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined and interpreted by regulation).

         Under the Federal Deposit Insurance Act (the "FDI Act"), an insured depository institution may not pay any dividend if it is undercapitalized or if said payment would cause it to become undercapitalized. Also, the federal bank regulatory agencies have issued policy statements providing depository institutions and their holding companies should generally pay dividends only out of current operating earnings.

         Regulations promulgated by the OTS limit the amount of dividends that may be paid by a thrift. In general, these limitations depend upon whether or not the thrift's capital equals or exceeds its fully-phased-in capital requirement immediately prior to, and on a pro forma basis after giving effect to, a proposed dividend. A thrift that meets or exceeds its fully phased-in capital requirements is categorized as a "Tier 1 association" and may not, without the prior approval of the OTS, pay annual dividends in an amount in excess of (i) its net income (as defined and interpreted by regulation) for that year, plus (ii) the amount that would reduce by one-half the thrift's "surplus capital ratio" at the beginning of the year or 75% of its net income over the most recent four-quarter period. For purposes of determining the amount of dividends which may be paid by a thrift, the term "surplus capital ratio" means the percentage by which the thrift's capital-to-assets ratio exceeds the ratio of its fully phased-in capital requirement to its assets. A thrift with capital equal to or in excess of its minimum capital requirement, but less than its fully phased-in capital requirement, is subject to more stringent limitations on the amount of dividends that it may pay in any year without the prior approval of the OTS, while a thrift that does not have capital in an amount equal to its minimum capital requirements may not pay any dividends without the prior approval of the OTS. A thrift which meets the fully phased-in capital requirements but which has received notice from the OTS that it is in need of more than normal supervision will be treated as a thrift in one of the other two classes noted above, at the discretion of the OTS, unless the OTS determines that such treatment is not necessary to ensure the thrift's safe and sound operation. The OTS also may prohibit any dividend otherwise permitted upon a determination that the dividend would constitute an unsafe or unsound practice. Among the circumstances posing such a risk would be a dividend by tier 1 thrift whose capital is decreasing because of substantial losses.

         HOLDING COMPANY STRUCTURE. Transactions involving banking subsidiaries. The Bank Subsidiaries are subject to Federal Reserve Act restrictions that limit the transfer of funds or other items of value from the Bank Subsidiaries to the Company or the Company's subsidiaries ("affiliates") in "covered transactions." In general, covered transactions include loans and other extensions of credit, investments and asset purchases, as well as other transactions involving the transfer of value from a banking subsidiary to an affiliate or for the benefit of an affiliate. Unless an exemption applies, covered transactions by a banking subsidiary with any of its affiliates it limited in amount to 10% of that banking subsidiary's capital and surplus (as defined and interpreted by regulation) and, with respect to covered transactions by a banking subsidiary with any one of its affiliates is limited in amount to 10% of the banking subsidiary's capital and surplus (as defined and interpreted by regulation) and, with respect to covered transactions with all affiliates, in the aggregate, to 20% of that banking subsidiary's capital and surplus. Furthermore, loans and extensions of credit to affiliates generally are required to be secured in specified amounts.

         Transactions involving thrift subsidiaries. OTS regulations impose restrictions on "covered transactions" similar to those applicable to banks. Such regulations prohibit a thrift and its subsidiaries from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. In addition, a thrift is generally prohibited from making any loan or extension of credit to any affiliate unless the affiliate is engaged solely in activities permissible to affiliates of thrifts under HOLA, and is generally prohibited from purchasing any securities of any affiliate, other than a subsidiary. A thrift and its subsidiaries may generally not purchase a low quality asset from an affiliate unless the thrift, pursuant to an independent credit evaluation, committed itself to purchase the asset prior to the time the asset was acquired by the affiliate. Covered transactions are required to be on terms consistent with safe and sound practices.

         LIABILITY OF COMMONLY CONTROLLED INSTITUTIONS. Under the FDI Act, an insured depository institution that is under common control with another insured depository institution is generally liable for any loss incurred, or reasonably anticipated to be incurred, by the FDIC in connection with the default of such commonly controlled institution, or any assistance provided by the FDIC to any such commonly controlled institution that is in danger of default. The term "default" is defined generally to mean the appointment of a conservator or receiver and the term "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. The effect of this provision is to diminish the protection previously available to holding companies through operation of separate depository institution subsidiaries.

         SOURCE OF STRENGTH DOCTRINE. Under a policy asserted by Federal Reserve Board, a bank holding company is expected to serve as a source of financial and managerial strength to each of its subsidiary banks and, under appropriate circumstances, to commit resources to support each such subsidiary bank. This support may be sought by the Federal Reserve Board at times when a bank holding company may not have the resources to provide it or, for other reasons, would not otherwise be inclined to provide it.

         REGULATORY CAPITAL STANDARDS AND RELATED MATTERS. The Federal Reserve Board, the OCC, the FDIC, and the OTS have adopted substantially similar risk-based and leverage capital guidelines for United States banking organizations. The guidelines establish a systematic, analytical framework that makes regulatory capital requirements sensitive to differences in risk profiles among depository institutions, takes off-balance sheet exposure into account in assessing capital adequacy and reduces disincentives to holding liquid, low-risk assets. Risk-based capital ratios are determined by classifying assets and specified off-balance sheet financial instruments into weighted categories with higher levels of capital being required for categories perceived as representing greater risk. Federal Reserve Board policy also provides that banking organizations generally, and, in particular, those that are experiencing internal growth or actively making acquisitions, are expected to maintain capital positions that are substantially above the minimum supervisory levels, without significant reliance on intangible assets.

         Under the risk-based capital standard, the minimum consolidated ratio or total capital to risk-adjusted assets (including certain off-balance sheet items, such as standby letters of credit) required by the Federal Reserve Board for bank holding companies, such as the Company, is currently 8%. At least one-half of the total capital must be composed of common equity, retained earnings, qualifying noncumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less certain items such as goodwill and certain other intangible assets ("Tier 1 capital"). The remainder may consist of qualifying hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, preferred stock that does not qualify as Tier 1 capital and a limited amount of loan and lease loss reserves ("Tier 2 capital"). As of March 31, 1996, the Company's Tier 1 and total capital to risk-adjusted assets ratios were 17.93% and 19.15%, respectively. At March 31, 1996, on a pro forma combined basis after giving effect to the acquisition of County on a purchase accounting basis, financed as described herein, the Company's estimated consolidated Tier 1 capital and total capital to risk-adjusted assets ratios would be 11.23% and 12.28%, respectively.

         In addition to the risk-based standard, the Company is subject to minimum leverage ratio guidelines. The leverage ratio is defined to be the ratio of a bank holding company's Tier 1 capital to its total consolidated quarterly average assets less, goodwill and certain other intangible assets (the "Leverage Ratio"). These guidelines provide for a minimum Leverage Ratio of 3% for bank holding companies that have the highest supervisory rating. All other bank holding companies must maintain a minimum Leverage Ratio of at least 4% to 5%. Neither the Company nor either of its banking subsidiaries has been advised by the appropriate Federal banking regulator of any specific Leverage Ratio applicable to it. As of March 31, 1996, the Company's Leverage Ratio was 10.43%. At March 31, 1996, on a pro forma combined basis after giving effect to the acquisition of County on a purchase accounting basis, financed as described herein, the Company's estimated consolidated Leverage Ratio would be 6.77%.

         The Company's banking subsidiaries are also subject to capital requirements substantially similar to those imposed by the Federal Reserve Board on bank holding companies. As of March 31, 1996, each of the Company's banking subsidiaries had capital in excess of the foregoing minimum regulatory capital requirements.

         Under FIRREA, the OTS is required to establish capital requirements for thrifts no less stringent than those established by the Comptroller with respect to banks subject to its jurisdiction. The Comptroller has established capital requirements for banks under its jurisdiction that are substantially similar to bank holding company capital requirements adopted by the Federal Reserve and described above.

         FIRREA and the regulations promulgated by the OTS thereunder require thrifts to have minimum regulatory "Tangible Capital" equal to at least 1.5% of adjusted total assets. In addition, thrifts are required to maintain minimum regulatory "Core Capital" equal to 3% of adjusted total assets, which, as discussed below, may be increased on a case by case basis, and to comply with risk-based capital requirements comparable to those applicable to banks, which currently require minimum risk-based capital equal to 8% of total risk-adjusted assets. For purposes of determining compliance with Core Capital and risk-based capital standards, thrifts may not include supervisory goodwill in the Core Capital calculation.

         The term "Tangible Capital" includes common stockholders' equity, non-cumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries and certain non-withdrawal accounts and pledged deposits of mutual associations, minus goodwill and other intangible assets and investments in non-includable subsidiaries. The term "Core Capital" means Tangible Capital plus qualifying supervisory goodwill and certain intangible assets.

         At least 50% of a thrift's risk-based capital requirement must be met with Core Capital, or "Tier 1," while the remainder may be met with supplementary, or "Tier 2 Capital." "Tier 2 Capital" generally includes the allowance for loan and lease losses, certain cumulative perpetual preferred stock, certain hybrid debt-equity instruments and qualifying subordinated debt. The risk-based capital regulations require the inclusion of 100% of the principal amount of mortgage loans sold with recourse ("recourse servicing") for purposes of calculating risk-weighted assets. The assets are then to be included in the appropriate risk-weighted category based on the requirements of the regulation for mortgage loans. At March 31, 1996, County had Tangible Capital and Core Capital equal to 7.3% of adjusted total assets, and risk-based capital equal to 12.5% of total risk-adjusted assets.

         PROMPT CORRECTIVE ACTION. The FDI Act requires the federal bank regulatory agencies to take "prompt corrective action" in respect of FDIC-insured depository institutions that do not meet minimum capital requirements. A depository institution's treatment for purposes of the prompt corrective action provisions will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

         The federal financial institution regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels. The relevant capital measures are the total capital ratio, Tier 1 capital ratio and the Leverage Ratio. Under the regulations, a national bank will be: (i) "well capitalized" if it has a total capital ratio or 10% or greater, a Tier 1 capital ratio of 6% or greater and a Leverage Ratio of 5% or greater and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total capital ratio of 8% or greater, a Tier 1 capital ratio of 4% or greater and a Leverage Ratio of 4% or greater (3% in certain circumstances) and is not "well capitalized," (iii) "undercapitalized" if it has a total capital ratio of less than 8%, a Tier 1 capital ratio of less than 4% or a Leverage Ratio of less than 4% (3% in certain circumstances); (iv) "significantly undercapitalized" if it has a total capital ratio of less than 6%, a Tier 1 capital ratio of less than 3% or a Leverage Ratio of less than 3%; and (v) "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets. In addition, a depository institution's primary federal regulatory agency is authorized to downgrade the depository institution's capital category to the next lower category upon a determination that the depository institution is an unsafe or unsound condition or is engaged in an unsafe or unsound practice. An unsafe or unsound practice can include receipt by the institution of a less than satisfactory rating on its most recent examination with respect to its asset quality, management, earnings, or liquidity. As of March 31, 1996, both of the Company's Bank Subsidiaries had capital levels that qualify them as "well capitalized" under such regulations. County is also "well capitalized" under OTS standards.

         The banking agencies are permitted to establish, on an institution by institution basis, individualized minimum capital requirements exceeding the general requirements described above. Failure to meet the capital guidelines described above could subject an insured bank to a variety of sanctions, including asset growth restrictions and termination of deposit insurance by the FDIC.

         The FDI Act generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would therefore be "undercapitalized." "Undercapitalized" depository institutions are subject to limitations on, among other things, asset growth; acquisition; branching; new business lines; acceptance of brokered deposits; and borrowings from the Federal Reserve System and are required to submit a capital restoration plan. The federal bank regulatory agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lessor of (i) an amount equal to 5% of the depository institution's total assets at the time it became "undercapitalized," and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator.

         The OTS is permitted to establish, on an institution by institution basis, individualized minimum capital requirements exceeding the general requirements described above. Failure to meet the capital guidelines described above could subject an insured thrift to a variety of sanctions, including asset growth restrictions and termination of deposit insurance by the FDIC.

         FDIC INSURANCE. On May 14, 1996, the Board of Directors of the FDIC announced an assessment schedule for BIF deposits that ranged from $0.00 to $0.27 per $100 of insured deposits subject to assessment by the BIF, with a statutory minimum of $2,000 per year, and $0.23 to $0.31 per $100 of insured deposits subject to assessment by the SAIF. All of the Company's insured deposits are BIF deposits (except $34.7 million of Oakar deposits), while all of County's deposits are SAIF deposits.

         A depository institution's risk classification is based on an assignment of the institution by the FDIC to one of three capital groups and to one of three supervisory subgroups. The capital groups are "well capitalized," adequately capitalized," and "undercapitalized." The three supervisory subgroups are Group "A" (for financially solid institutions with only a few minor weaknesses), Group "B" (for those institutions with weaknesses which, if uncorrected, could cause substantial deterioration of the institution and increase the risk to the deposit insurance fund) and Group "C" (for those institutions with a substantial probability of loss to the fund absent effective correction action).

QUALIFIED THRIFT LENDER ("QTL") TEST

         Except in certain cases, HOLA requires savings associations to meet a QTL test to avoid certain restrictions on their operations. Most savings associations are required to maintain 65% of their "portfolio assets" (total assets minus goodwill, intangibles, property used to conduct business and liquid assets up to 20% of assets), in "qualified thrift investments" (primarily loans and other investments related to residential real estate together with certain other assets). A savings institution's failure to remain a QTL may result in:
(i) limitations on new investments and activities; (ii) imposition of branching restrictions; (iii) loss of FHLB borrowing privileges; and (iv) limitations on the payments of dividends.

RECENT DEVELOPMENTS

         The deposits of County are presently insured by the SAIF, which together with the BIF are the two insurance funds administered by the FDIC. As a result of the BIF's reaching its statutory reserve ratio, the FDIC revised the premium schedule for BIF insured institutions to provide a range of 0.04% to 0.31% of deposits. The revisions became effective in the third quarter of 1995. The BIF premium schedule was further revised, effective January 1996, to provide a range of 0% to 0.27% with an annual minimum assessment of $2,000. As a result of these adjustments, BIF insured institutions now generally pay lower premiums than SAIF insured institutions.

         The FDIC has noted that the SAIF is not expected to attain its designated reserve ratio until the year 2002. As a result, SAIF insured members will generally be subject to higher deposit insurance premiums than BIF insured institutions until, all things being equal, the SAIF attains its required reserve ratio.

         The effect of this disparity on County and other SAIF members is uncertain at this time. It may have the effect of permitting BIF member banks to offer loan and deposit products on more attractive terms than SAIF members due to the cost savings achieved through lower premiums, thereby placing SAIF members at a competitive disadvantage. In order to eliminate this disparity, a number of proposals to recapitalize the SAIF have been considered by the United States Congress in 1995 and 1996. One proposal under current consideration provides for a one-time assessment to be imposed on all deposits assessed at the SAIF rates, as of March 31, 1995, in order to recapitalize the SAIF and eliminate the premium disparity. The BIF and SAIF would be merged into one fund as soon as practicable, but no later than January 1, 1998. The special assessment rate is anticipated to range from 0.85% to 0.90%. Based on County's level of SAIF deposits at March 31, 1996 and assuming a special assessment of 0.90%, County's assessment would be approximately $3.3 million on a pre-tax basis. If the legislation is enacted, it is anticipated the assessment would be payable in 1996. Accordingly, this special assessment would adversely affect County's results of operations, unless such assessment is made within one year of closing of the Acquisition, in which case it may be accounted for as a purchase price adjustment, thereby increasing the amount of goodwill recorded by the Company. Conversely, depending on County's capital level and supervisory rating, and assuming, although there can be no assurance, that the insurance premium levels for BIF and SAIF members are again equalized, deposit insurance assessments could decrease significantly to as low as 0.04% for future periods.

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
         As part of the currently pending Budget Reconciliation Act for fiscal year 1996, the House-Senate Conference Committee has proposed an assessment on all FDIC-insured depository institutions to provide funds for payment of interest on Financing Corporation debt when due. If enacted, this proposal would result in minimum BIF insurance premiums which are expected to be approximately $0.025 on each $100 in deposits subject to BIF assessments.

         As part of the legislation, Congress is considering requiring all federal thrift institutions, such as County, to convert either to a national bank or to a state chartered financial institution by January 1, 1998. In addition, the Company would no longer be regulated as a thrift holding company, but rather only as a bank holding company. The OTS would also be abolished and its functions transferred among the other federal banking regulators. Certain aspects of the legislation remain to be resolved and therefore no assurance can be given as to whether or in what form the legislation will be enacted or its effect on the Company or County.

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
                            MANAGEMENT OF THE COMPANY

         CURRENT DIRECTORS AND EXECUTIVE OFFICERS. The current directors and executive officers of the Company are as follows:

        NAME                 AGE                        POSITION
Gary N. Fields                55     President and Chief Executive Officer of the
                                     Company

David A. Arnold               58     Vice President of the Company and President and
                                     Chief Executive Officer of FNB

James H. Nicholson            33     Secretary and Treasurer of the Company and Chief
                                     Financial Officer and Executive Vice President of
                                     FNB

Frederick A. O'Dell           48     Senior Vice President of FNB

Robert M. Butler              49     Senior Vice President of FNB

Charles E. White              56     Senior Vice President of FNB

Theresa L. Barnhart           41     Senior Vice President of FNB

William A. Dougherty          37     President and Chief Executive Officer of Bellbrook

William F. Randles            62     Director, Chairman of the Board of the Company
                                     and FNB

Philip E. Burke               58     Director

Frank J. Dosch                37     Director

Richard O. Johnson            67     Director

Milman H. Linn, III           65     Director

Karl C. Saunders              44     Director

William T. Stewart            48     Director

John W. Straker, Jr.          40     Director

Lynn H. Willett               54     Director

         GARY N. FIELDS was appointed President and Chief Executive Officer in April 1996. He had served as Vice President of the Company since February 1994. From September 1991 to February 1994, he was employed by Bank One, Columbus, where he coordinated the merger of The Central Trust Company of Central Ohio into Bank One. In addition, he performed various special projects for BancOne Ohio Corp. From September 1986 to September 1991, he served as president of The Central Trust Company of Central Ohio.

         DAVID A. ARNOLD served as Executive Vice President of FNB from April 1991 to February 1996 and has served as President and Chief Executive Officer of FNB since February 1996. From April 1988 to April 1991, Mr. Arnold served as Executive Vice President and Chief Administrative Officer of Bay Bank & Trust Co., Panama City, Florida. From November 1980 to April 1988, Mr. Arnold served as Executive Vice President of Commercial National Bank, Tiffin, Ohio.

         JAMES H. NICHOLSON has served as Chief Financial Officer of FNB since April 1994 and served as Controller of FNB from June 1990 to April 1994. Mr. Nicholson has served as Secretary/Treasurer of the Company since April 1991 and was elected Executive Vice President of FNB in May 1996. From June 1988 to June 1990, he served as Manager of Accounting and Finance for Rickenbacker Development Corp. From September 1984 to June 1988, Mr. Nicholson was an audit supervisor for Coopers & Lybrand.

         FREDERICK A. O'DELL has served as Senior Vice President of FNB since March 1992 in the capacity of senior lender and credit administrator. From June 1991 to March 1992, Mr. O'Dell served as Vice President-Business Development for FNB. From August 1983 to May 1991, Mr. O'Dell served as Area President for BancOhio National Bank.

         ROBERT M. BUTLER has served as Senior Vice President of FNB since February 1995. Mr. Butler currently serves as President and Chief Executive Officer of First Financial Services Group, NA (FFSG) which focuses on investment and trust services and services all holding company affiliates. From August 1993 to February 1995, Mr. Butler served as Senior Vice President of the Trust Company of Kentucky, Ashland, Kentucky. From July 1989 to July 1993, he served as Vice President and Senior Trust Officer of United Southern Bank, Estis, Florida.

         CHARLES E. WHITE has served as Senior Vice President of FNB since November 1987. Mr. White is currently responsible for managing the Retail Customer Banking division of FNB, which encompasses the branch network, in-store banking and electronic banking. Mr. White has served in numerous capacities during his 38 years with FNB.

         THERESA L. BARNHART has served as Senior Vice President of FNB since April 1994. Ms. Barnhart currently serves as FNB's Senior Operations Officer. Ms. Barnhart joined FNB in 1971 and has held numerous positions within FNB's operations area.

         WILLIAM A. DOUGHERTY has served as President and Chief Executive Officer of Bellbrook since July 1995. From May 1986 to July 1995, he was an employee of various affiliates of FirstMerit Corporation. From June 1992 to July 1995, Mr. Dougherty served as Vice President and Senior Retail Lending Officer, Elyria Savings & Trust National Bank, Elyria, Ohio. From October 1990 to June 1992, Mr. Dougherty served as Assistant Vice President and Manager of Indirect Lending, First National Bank of Ohio, Akron, Ohio. From May 1986 to October 1990, he served as Installment Loan Officer & Assistant Manager Installment Loan Department, Old Phoenix National Bank, Medina, Ohio.

         WILLIAM F. RANDLES has served as a director of FNB since 1984 and a director of the Company since 1990. Since January 1996, Mr. Randles has served as Chairman of the Board of the Company and FNB. Since 1967, Mr. Randles has been General Manager of T.C.I., Inc. He also serves as a director of G-Pax, Inc.

         PHILIP E. BURKE was elected as a director of the Company in May 1996. Mr. Burke has served as a director of Bellbrook since 1982. Mr. Burke has served as President and Chief Executive Officer of Burke Products, Inc. since 1966.

         FRANK J. DOSCH, CLU, CHFC has served as a director of FNB and the Company since 1994. Since 1988, Mr. Dosch has served as a president of The Forker Company and is a district agent for Northwestern Mutual Life.

         RICHARD O. JOHNSON, D.H.L. has served as a director of FNB since 1982 and a director of the Company since 1990. Since 1991, Mr. Johnson has been President of J. J. Agro, Inc. From 1952 to 1991, Mr. Johnson served as President and Manager of the Clay City Beverage Company. Mr. Johnson is a director of National Gas and Oil Company.

         MILMAN H. LINN, III has served as a director of FNB since 1981 and a director of the Company since 1990. Mr. Linn serves as President of Zanesville Stoneware Co., first elected to that position in June 1957.

         KARL C. SAUNDERS, M.D., F.A.C.S. has served as a director of FNB since 1989 and a director of the Company since 1990. Dr. Saunders is an orthopedic surgeon with Orthopedic Associates of Zanesville.

         WILLIAM T. STEWART, PHD., P.E. has served as a director of FNB and the Company since 1991. Dr. Stewart is President of Stewart Glapat Corp., first elected to that position in June 1985.

         JOHN W. STRAKER, JR. began serving as a director of FNB and the Company in 1993. Since 1984, Mr. Straker has served as President of Oxford Oil Company.

         LYNN H. WILLETT, PH.D. has served as a director of FNB and the Company since 1992. Since 1986, Dr. Willett has served as President of Muskingum Area Technical College.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Several directors of the Company and/or FNB and/or Bellbrook are affiliated with entities engaged in various levels of business activity with FNB and/or Bellbrook. These and other transactions of FNB and/or Bellbrook with officers, directors, employees, principal shareholders or affiliates have been or will be (i) made in the ordinary course of business; (ii) on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transaction with other persons; and (iii) such that did not or do not involve more than the normal risk of collectibility or present other unfavorable features.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table sets forth information with respect to each person known to the Company to be the beneficial owner of more than 5% of the issued and outstanding common stock of the Company as of June 1, 1996, the directors, and shares held by certain of the executive officers, and the officers and directors as a group. There are currently no options or other convertible securities outstanding. Certain of the directors and executive officers may purchase shares of Common Stock in the Offering. Any such purchases are not reflected in the following table:

                                                                  Percent Owned (1)
                                                         ------------------------------------
                                     Number of
                                      Shares
Name and Address of                Beneficially                                        After
Beneficial Owner                       Owned             Before Offering             Offering
- -------------------------------    ------------          ---------------             --------
FNB, Trustee                         381,557(2)              12.83%                    9.85%
422 Main Street
Zanesville, Ohio 43702-2668

J.W. Straker, Sr.                       160,911               5.41%                    4.15%
4120 Harbor Oaks Court
Bonita Springs, Florida  33923

Milman H. Linn, III                      80,464               2.71%                    2.08%

Richard O. Johnson                       58,726               1.97%                    1.52%

John W. Straker, Jr.                    131,276               4.41%                    3.39%

Lynn H. Willett                           1,288                 *                        *

Frank J. Dosch                            9,524                 *                        *

William F. Randles                       14,352                 *                        *

Karl C. Saunders                          8,648                 *                        *

William T. Stewart                        9,617                 *                        *

Philip E. Burke                           5,550                 *                        *

David A. Arnold                           4,315                 *                        *

Frederick A. O'Dell                       1,206                 *                        *

James H. Nicholson                        1,987                 *                        *

Gary N. Fields                            1,100                 *                        *

All officers and directors as           339,295              11.41%                    8.76%
a group (17 persons)

* Less than one percent.
(1) Percentages are based upon 2,973,813 shares of Common Stock outstanding on June 20, 1996 and 3,873,813 shares to be outstanding after the Offering.
(2) Of these shares, FNB has no investment power in 33,495 shares (shared investment power in 350,710 shares) and sole voting power in 100,306 shares (shared voting power in 283,899 shares).

                   DESCRIPTION OF THE COMPANY'S CAPITAL STOCK

         GENERAL. The Company is authorized to issue 7,500,000 shares of Common Stock, $10.00 par value. The Company is not authorized to issue preferred stock. At June 17, 1996, a total of 3,033,919 shares of Common Stock were issued, of which 2,973,813 shares were outstanding and held of record by approximately 1,160 shareholders.

         The holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of the shareholders, unless a shareholder exercises cumulative voting rights for the election of directors, as discussed below and are entitled to receive ratably such dividends as are declared by the Company's Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities to creditors. The holders of Common Stock have no preemptive right or rights to convert their Common Stock into other securities and are not subject to future calls or assessments by the Company. All outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

         The holders of Common Stock are entitled to invoke their rights under Ohio law to vote cumulatively their shares of Common Stock in the election of directors. When shares are voted cumulatively, the shareholder multiplies the number of his votes by the number of directors to be elected and may give any one or more candidates any portion of his total votes as so computed.

         ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Articles of Incorporation and Code of Regulations and Ohio law may delay or prevent a change of control of the Company and may make more difficult the removal of incumbent management, even if such transactions could be beneficial to the shareholders of the Company. The Company's Articles of Incorporation provide for three classes of directors, with each director's term of office continuing for three years. Consequently, only a portion of the Company's Board of Directors is elected in any one year.

         In addition, the Company's Articles of Incorporation require the approval of a majority of the outstanding shares of Common Stock for approval of an amendment, alteration or repeal of the Articles of Incorporation, provided, however, that the affirmative vote of the holders of 75% of the outstanding shares is required to amend the provisions of the Articles of Incorporation related to indemnification of officers and directors, voting requirements in mergers, consolidations and sales and amendment of the Articles of Incorporation. The Company's Articles of Incorporation also require the approval of 75% of the outstanding shares entitled to vote in order to consolidate or merge; to sell, exchange, transfer or dispose of all or substantially all of the Company's assets; or to cause a combination or majority shares acquisition involving the issuance of shares of the Company; provided, however, that the 75% requirement does not apply if two-thirds of the Company's directors have approved the transaction.

         Ohio law contains a "control share acquisition" statute designed to prevent an acquiring person from gaining the voting rights of an Ohio corporation without the approval of the corporation's shareholders. The "control share acquisition" statute applies to any corporation with 50 or more shareholders that has its principal place of business in Ohio. This statute provides that the acquiring person must obtain authorization of the holders of a majority of the outstanding capital stock of the corporation (excluding shares owned by the acquiring person) prior to making the proposed control share acquisition. The acquiring person must deliver an "acquiring person statement" to the corporation which includes information related to the terms of the proposed control share acquisition. Within ten days of the corporation's receiving the acquiring person statement, the corporation must call a special shareholders' meeting to vote upon the proposed control share acquisition.

         Ohio also has a form of business combination statute that applies to Ohio corporations that have a class of shares registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The statute prohibits certain business combinations with "interested shareholders" unless such combinations are approved by the directors of the issuing corporation. A business combination with the interested shareholder can also take place so long as two-thirds of the non-interested shareholders approve such combination three years after the interested shareholder first became an "interested shareholder" or if the holders of common stock receive the highest of (i) the fair market value on the date of the announcement of the business combination; (ii) the fair market value on the interested shareholder's acquisition date; or (iii) the highest price per share paid by the interested shareholder within three years immediately preceding the announcement date or the acquisition date.

         Ohio also has a control bid statute applicable to any corporation with its principal place of business in Ohio and more than 10% of its record equity security holders being residents of the State of Ohio. The control bid statute requires the filing of a control bid statement, which includes a statement by the acquiring person of any plans or proposals to liquidate, sell the assets of, or merge or consolidate the subject company.

         TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Common Stock is Chase Mellon Shareholder Services, 85 Challenger Road, Ridgefield Park, New Jersey 07660.


                                  UNDERWRITING

         Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the Underwriters named below (the "Underwriters"), through the Representative, have severally agreed to purchase and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                           Name                               Number of Shares
                           ----                               ----------------
McDonald & Company Securities, Inc....................
                                                                  -------
     Total............................................            900,000
                                                                  =======


         The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions as stated therein, and that none of the shares of the Company's Common Stock offered hereby can be sold unless the Company and the Representative determine that all of the material conditions precedent to the consummation of the Acquisition have been or will be fulfilled, or waived to the satisfaction of the Representative, concurrently with or immediately following the sale of the shares of the Company's Common Stock offered hereby. The Underwriters will be obligated to purchase all of the foregoing shares of the Company's Common Stock, if any such shares are purchased.

         The Company has been advised by the Underwriters that the Underwriters propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $_____ per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $_____ per share to certain other dealers. After the shares are released for sale to the public, the offering price and such concessions may be changed.

         The offering of the shares of the Company's Common Stock is made for delivery when, as and if, accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.

         The Company has granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to an additional 135,000 shares of Common Stock to cover over-allotments. To the extent that the Underwriters exercise this option, the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of the Company's Common Stock to be purchased by it as shown in the table above bears to 900,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby. If purchased, the

Underwriter will sell such additional shares on the same terms as those on which the 900,000 shares are being offered.

         The Company and its directors, executive officers and five percent shareholders, will agree that they will not, without the prior written consent of the Representative, sell, transfer, assign or otherwise dispose of any shares of Common Stock owned by them prior to the expiration of 180 days from the date of the Underwriting Agreement.

         In connection with this Offering, certain of the Underwriters, including the Representative, which are qualified registered market makers on the Nasdaq National Market, may engage in passive market making transactions in the Company's Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Company's Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the Company's Common Stock; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

         The Underwriting Agreement provides that the Company will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof. Pursuant to the Underwriting Agreement, contribution to the aggregate losses shall be in such proportions as are applicable to reflect the relative benefits received by the parties to the agreement.

         The Representative has from time to time performed various investment banking and other services for the Company for which customary compensation has been received. In connection with the Acquisition, the Representative provided services to the Company for which it has been paid $70,000 and will receive an additional $155,000 at Closing.

                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby is being passed upon for the Company by Emens, Kegler, Brown, Hill & Ritter Co., L.P.A., Columbus, Ohio. Certain legal matters will be passed upon for the Underwriters by Vorys, Sater, Seymour and Pease, Cincinnati, Ohio.

                                     EXPERTS

         The consolidated financial statements of the Company and County as of December 31, 1995, and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Copies of reports, proxy statements and other information concerning the Company also may be obtained from the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 (Registration No. ________________) (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Company's Common Stock to be issued in the offering contemplated hereby (the "Offering"). This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. Such additional information may be inspected and copied as set forth above. Statements contained in this Prospectus or in any document incorporated in this Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; (iii) the Company's Current Report on Form 8-K filed on March 28, 1996; (iv) the description of the Company's Common Stock contained in the Registration Statement on Form 8-A.

         Each document filed subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document. Any statement contained in the documents incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to James H. Nicholson, BancFirst Ohio Corp., 422 Main Street, P.O. Box 4638, Zanesville, Ohio 43702-4658, telephone (614) 452-7000.

                              BANCFIRST OHIO CORP.

              UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

         The following unaudited Pro Forma Consolidated Financial Statements of the Company include the historical Consolidated Financial Statements of the Company and County and give effect to the transactions and events described in the Notes to the Pro Forma Consolidated Financial Statements as if the transactions and events referred to therein were initiated at the beginning of 1995 in the case of the unaudited Pro Forma Consolidated Statements of Income and as of March 31, 1996, in the case of the unaudited Pro Forma Consolidated Balance Sheet.

         The unaudited Pro Forma Consolidated Financial Statements give effect to the following transactions and events: (i) the sale and issuance of 900,000 shares of Common Stock in the Offering, (ii) borrowings of $15.0 million under a loan agreement to be entered into with LaSalle National Bank, and (iii) the aggregate amount of cash to be paid to FFG and its shareholders as a result of the proposed Acquisition. The proposed Acquisition will be accounted for as a purchase and County's assets and liabilities will be restated at their fair values and identifiable intangible assets will be recorded. The excess of the purchase price over the assets acquired and liabilities assumed will be recorded as goodwill. The unaudited Pro Forma Consolidated Financial Statements do not give effect to any revenue enhancements or operating efficiencies that management believes may result from the Acquisition.

         Management believes the assumptions used provide a reasonable basis on which to present the unaudited Pro Forma Consolidated Financial Statements. This information should be read in conjunction with the historical Consolidated Financial Statements and Notes thereto of both the Company and County included elsewhere in this Prospectus. See "Consolidated Financial Statements--BancFirst Ohio Corp." and "Consolidated Financial Statements--County Savings Bank." The Pro Forma Consolidated Financial Statements are not necessarily indicative of the Company's results of operations or financial position had the transactions above been consummated on the dates assumed and do not project the Company's results of operations or the Company's financial position for any future date or period.

                              BANCFIRST OHIO CORP.

          UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME SUMMARY

                                                           Three Months
                                                              Ended             Year Ended
                                                          March 31, 1996      December 31, 1995
                                                          --------------      -----------------
                                                          (In thousands, except per share data)
Interest income:
  Interest and fees on loans ...........................    $   13,531            $   49,346
  Interest and dividends on securities:
    Taxable ............................................         4,650                19,652
    Tax exempt .........................................           329                 1,148
Other interest income (fed funds) ......................            88                   216
                                                            ----------            ----------
        Total interest income ..........................        18,598                70,362
                                                            ----------            ----------

Interest expense:
  Time deposits over $100 ..............................           710                 2,498
  Other deposits .......................................         7,403                26,971
  FHLB Advances ........................................         1,914                 8,475
  Other borrowings .....................................           653                 2,752
                                                            ----------            ----------
        Total interest expense .........................        10,680                40,696
                                                            ----------            ----------
        Net interest income ............................         7,918                29,666

Provision for possible loan losses .....................           417                 1,217
                                                            ----------            ----------
Net interest income after provision for loan losses ....         7,501                28,449
                                                            ----------            ----------

Non-interest income:
  Trust and custodian fees .............................           375                 1,259
  Customer service fees ................................           553                 2,302
  Investment securities gains ..........................           235                   298
  Gain on sale of loans ................................           630                 1,432
  Other ................................................           286                 1,363
                                                            ----------            ----------
        Total non-interest income ......................         2,079                 6,654
                                                            ----------            ----------

Non-interest expenses:
  Salaries and employee benefits .......................         3,230                12,322
  Net occupancy expense ................................           491                 1,884
  Other ................................................         2,433                 9,791
                                                            ----------            ----------
Total non-interest expenses ............................         6,154                23,997
                                                            ----------            ----------

  Income before income taxes ...........................         3,426                11,106

Provision for federal income taxes .....................         1,076                 2,976
                                                            ----------            ----------

    Net income .........................................    $    2,350            $    8,130
                                                            ----------            ----------

Net income per share ...................................    $     0.61            $     2.10
                                                            ----------            ----------

Weighted average shares outstanding ....................     3,872,294             3,873,694
                                                            ==========            ==========

                              BANCFIRST OHIO CORP.
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

                                                                   Year Ended December 31, 1995
                                                 ---------------------------------------------------------------------
                                                 BancFirst          County            Pro Forma             Pro Forma
                                                 Historical       Historical         Adjustments          Consolidated
                                                 ----------       ----------         -----------          ------------
                                                                (in thousands, except per share data)
Interest income:
  Interest and fees on loans................     $   23,088         $26,940           $   (682) (1)        $   49,346
  Interest and dividends on securities:
    Taxable.................................          9,611           9,913                128  (1)            19,652

    Tax exempt..............................          1,148                                                     1,148
  Other interest income.....................            216              --                 --                    216
                                                 ----------         -------           --------             ----------
        Total interest income...............         34,063          36,853               (554)                70,362
                                                 ----------         -------           --------             ----------

Interest expense:
  Time deposits over $100...................          2,498                                                     2,498
  Other deposits............................          9,927          17,190               (146) (1)            26,971
  Federal Home Loan Bank Advances...........          3,765           4,701                  9  (1)             8,475
  Other borrowings..........................            167           1,555              1,030  (2)             2,752
                                                 ----------         -------           --------             ----------
        Total interest expense..............         16,357          23,446                893                 40,696
                                                 ----------         -------           --------             ----------
        Net interest income.................         17,706          13,407             (1,447)                29,666

Provision for possible loan losses..........            967             250                                     1,217
                                                 ----------         -------           --------             ----------

Net interest income after provision for loan
losses  .....................................        16,739          13,157             (1,447)                28,449
                                                 ----------         -------           --------             ----------

Non-interest income:
  Trust and custodian fees...................         1,259                                                     1,259
  Customer service fees......................         1,714             588                                     2,302
  Investment securities gains/losses.........           136             162                                       298
  Gain on sale of loans......................         1,310             122                                     1,432
  Other......................................           565             798                 --                  1,363
                                                 ----------         -------           --------             ----------
        Total non-interest income............         4,984           1,670                 --                  6,654

Non-interest expenses:
  Salaries and employee benefits.............         6,866           5,456                                    12,322
  Net occupancy expense......................           752           1,080                 52  (1)             1,884
  Other......................................         5,187           3,295                709  (1)             9,791
                                                                                           600  (3)
                                                 ----------         -------           --------             ----------
Total non-interest expenses..................        12,805           9,831              1,361                 23,997
                                                 ----------         -------           --------             ----------

  Income before income taxes.................         8,918           4,996             (2,808)                11,106

Provision for federal income taxes...........         2,706             984               (714) (5)             2,976
                                                 ----------         -------           --------             ----------

    Net income...............................    $    6,212         $ 4,012           $ (2,094)            $    8,130
                                                 ==========         =======           ========             ==========

Net income per share.........................    $     2.09                                                $     2.10
                                                 ==========                                                ==========

Weighted average shares outstanding..........     2,973,694                            900,000              3,873,694
                                                 ==========                           ========             ==========

                              BANCFIRST OHIO CORP.
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

                                                              For the Three Months Ended March 31, 1996
                                                 --------------------------------------------------------------------
                                                 BancFirst           County             Pro Forma         Pro Forma
                                                 Historical        Historical          Adjustments       Consolidated
                                                 ----------        ----------          -----------       ------------
                                                               (in thousands, except per share data)
Interest income:
  Interest and fees on loans................     $    6,187          $7,515                (171) (1)       $  13,531
  Interest and dividends on securities:
    Taxable.................................          2,537           2,081                  32  (1)           4,650

    Tax exempt..............................            329              --                                      329
Other interest income ......................             88              --                  --                   88
                                                 ----------          ------            --------            ---------
        Total interest income...............          9,141           9,596                (139)              18,598
                                                 ----------          ------            --------            ---------

Interest expense:
  Time deposits over $100...................            710              --                  --                  710
  Other deposits............................          2,668           4,772                 (37) (1)           7,403
  Federal Home Loan Bank Advances...........            838           1,074                   2  (1)           1,914
  Other borrowings..........................            192             204                 257  (2)             653
                                                 ----------          ------            --------            ---------
        Total interest expense..............          4,408           6,050                 222               10,680
                                                 ----------          ------            --------            ---------
        Net interest income.................          4,733           3,546                (361)               7,918

Provision for possible loan losses..........            292             125                  --                  417
                                                 ----------          ------            --------            ---------

Net interest income after provision for loan
losses  .....................................         4,441           3,421                (361)               7,501
                                                 ----------          ------            --------            ---------

Non-interest income:
  Trust and custodian fees...................           375              --                  --                  375
  Customer service fees......................           411             142                  --                  553
  Investment securities gains/losses.........             2             233                  --                  235
  Gain on sale of loans......................           596              34                  --                  630
  Other......................................           180             106                  --                  286
                                                 ----------          ------            --------            ---------
        Total non-interest income............         1,564             515                  --                2,079

Non-interest expenses:
  Salaries and employee benefits.............         1,887           1,343                                    3,230
  Net occupancy expense......................           205             273                  13  (1)             491
  Other                                               1,295             844                 144  (1)           2,433
                                                                                            150  (3)
                                                 ----------          ------            --------            ---------
Total non-interest expenses..................         3,387           2,460                 307                6,154
                                                 ----------          ------            --------            ---------

  Income before income taxes.................         2,618           1,476                (668)               3,426

Provision for federal income taxes...........           763             491                (178) (5)           1,076
                                                 ----------          ------            --------            ---------

    Net income...............................    $    1,855          $  985            $   (490)           $   2,350
                                                 ==========          ======            ========            =========

Net income per share.........................    $     0.62                                                $    0.61
                                                 ==========                                                =========

Weighted average shares outstanding..........     2,972,294                             900,000            3,872,294
                                                 ==========                            ========            =========

                              BANCFIRST OHIO CORP.
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                                                   AS OF MARCH 31, 1996
                                                -----------------------------------------------------------
                                                BANCFIRST      COUNTY         PRO FORMA          PRO FORMA
                                                HISTORICAL   HISTORICAL     ADJUSTMENTS        CONSOLIDATED
                                                ----------   ----------     -----------        ------------
                                                                     (IN THOUSANDS)
ASSETS:
Cash and due from banks ....................    $  13,364     $   2,772     $  (6,401)(4)(5)    $   9,735
Federal funds sold .........................        3,087            --            --               3,087
Securities held to maturity, at amortized
  cost (approximate fair value of $8,783
  and $55,914 for the Company and County,
  respectively) ............................        8,783        56,936        (1,024)(3)          64,695
Securities available-for-sale, at fair value      169,412        54,891            --             224,303
                                                ---------     ---------     ---------           ---------
  Total investment securities ..............      178,195       111,827        (1,024)            288,998
                                                ---------     ---------     ---------           ---------
Loans, net of unearned income ..............      277,715       348,734         3,410 (3)         629,859
Allowance for possible loan losses .........       (3,406)       (2,093)           --              (5,499)
                                                ---------     ---------     ---------           ---------
  Net loans ................................      274,309       346,641         3,410             624,360
                                                ---------     ---------     ---------           ---------
Premises and equipment, net ................        4,282         2,008         1,290 (3)           7,580
Accrued interest receivable ................        3,835         2,801            --               6,636
Other assets ...............................        4,418         2,324            --               6,742
Noncompete agreement .......................           --            --         3,000 (5)           3,000
Core deposit intangibles ...................           --            --         3,400 (3)           3,400
Goodwill ...................................           --            --         5,064 (4)           5,064
                                                ---------     ---------     ---------           ---------

        Total assets .......................    $ 481,490     $ 468,373     $   8,739           $ 958,602
                                                =========     =========     =========           =========

LIABILITIES AND SHAREHOLDERS' EQUITY:
Liabilities:
Deposits:
  Non-interest-bearing deposits ............    $  40,545     $   8,639                         $  49,184
  Interest-bearing deposits ................      315,691       356,068     $     292 (3)         672,051
                                                ---------     ---------     ---------           ---------
    Total deposits .........................      356,236       364,707           292             721,235
Short-term borrowings ......................        4,900        66,040             9 (3)          70,931
Long-term borrowings .......................       66,631            --        15,000 (1)          81,631

Accrued interest payable ...................        1,437           635                             2,072
Other liabilities ..........................        2,081         2,558         1,682 (3)           6,321
                                                ---------     ---------     ---------           ---------

        Total liabilities ..................      431,285       433,940        16,965             882,190
                                                ---------     ---------     ---------           ---------

Shareholders' equity:
  Common stock .............................       30,340           600         8,400 (2)(4)       39,340
  Capital in excess of par value ...........        6,905            --        17,207 (2)(4)       24,112
  Retained earnings ........................       14,134        33,822       (33,822)(4)          14,134
   Unrealized holdings gains (losses) on
     securities available-for-sale, net ....          (19)           11           (11)(4)             (19)
  Treasury stock ...........................       (1,155)           --            --              (1,155)
                                                ---------     ---------     ---------           ---------
        Total shareholders' equity .........       50,205        34,433        (8,226)             76,412
                                                ---------     ---------     ---------           ---------

        Total liabilities and
         shareholders' equity ..............    $ 481,490     $ 468,373     $   8,739           $ 958,602
                                                =========     =========     =========           =========

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in thousands, except per share data)

BASIS OF PRESENTATION

         The following pro forma adjustments are based on available information and certain estimates and assumptions. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments. The Company believes that such assumption provide a reasonable basis for presenting all of the significant effects of the following transactions and events that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

ADJUSTMENTS TO PRO FORMA CONSOLIDATED BALANCE SHEET

         (1) Represents long-term borrowings of $15,000 under a loan agreement to be entered into with LaSalle National Bank to fund a portion of the proposed Acquisition.

         (2) Represents the issuance and sale of 900,000 shares of Common Stock in the Offering, at an assumed price of $31.50.

         (3) Represents the impact of the purchase accounting adjustments as follows:

                                                       Debit     Credit
                                                       -----     ------
           Core deposit intangibles.................    $3,400
           Bank premises and equipment, net.........     1,290
           Loans....................................     3,410
           Short-term borrowings....................         9
              Securities held-to-maturity...........              $1,024
              Other liabilities.....................               1,682
              Interest-bearing deposits.............                 292

         Deferred taxes have been provided on the difference between the tax basis and the new book basis of assets acquired and liabilities assumed at the statutory federal rate of 34% and recorded as other liabilities.

         (4) Represents the proposed Acquisition for a purchase price of $44,775, subject to adjustment by the amount by which County's shareholder's equity is greater than or less than $35,000 at the date of closing. The pro forma consolidated balance sheet reflects a downward adjustment of $567 to the purchase price based upon County's shareholder's equity at March 31, 1996. Approximately $400 of direct acquisition costs to be paid in cash are capitalized. The proposed Acquisition will be funded by the net proceeds from the Offering, $15,000 of long-term borrowings and utilization of approximately $6,401 of existing Company assets.

Purchase price                                                 $ 44,775
Capitalized acquisition costs                                       440
                                                               --------
    Total acquisition costs                                      45,175
County Savings shareholder's equity at March 31, 1996            34,433
Shareholder's equity at March 31, 1996 below agreed
    upon capital level at closing                                  (567)
                                                               --------
Excess value over book value                                   $ 10,175
                                                               ========

Adjustments to reflect fair value:
    Securities                                                 $ (1,024)
    Loans                                                         3,410
    Bank premises and equipment                                   1,290

    Core deposit asset                                            3,400
    Interest bearing deposits                                      (292)
    Short-term borrowings                                             9
    Other liabilities                                            (1,682)
                                                               --------
       Total fair value adjustments                            $  5,111
                                                               --------
Total goodwill                                                 $  5,064
                                                               ========

         (5) Represents payment of approximately $3,000 to shareholders of FFG pursuant to non-competition agreements.

ADJUSTMENTS TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

         (1) Represents the amortization of the purchase accounting adjustments over the following periods:

         Amortization for the purchase accounting adjustment is as follows:

                                                         Amortization             Amortization
                                                               Period                   method
                                                               ------                   ------
        Bank premises and equipment, net.........            25 years            Straight-line
        Loans....................................             5 years            Straight-line
        Securities held to maturity..............             8 years              Level yield
        Core deposit intangibles.................            15 years              Accelerated
        Goodwill.................................            25 years            Straight-line
        Interest-bearing deposits................             2 years            Straight-line
        Short-term borrowings....................              1 year              Level yield

         (2) Represents interest expense on $15,000 of long-term borrowings.

         (3) Represents amortization of the non-competition agreements on a straight-line basis over five years.

         (4) Represents estimated income tax effects of the pro forma adjustments at an effective tax rate of 34%.

               INDEX TO COMPANY CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                 Page
                                                                                                                 ----
Report of Independent Accountants..............................................................................   F-2

Consolidated Balance Sheet, March 31, 1996 (unaudited) and December 31, 1995 and 1994..........................   F-3

Consolidated Statement of Income for the three months ended March 31, 1996 and 1995 (unaudited)
     and years ended December 31, 1995, 1994 and 1993..........................................................   F-4

Consolidated Statement of Changes in Shareholders' Equity for the three months ended March 31, 1996
     and 1995 (unaudited) and the years ended December 31, 1995, 1994 and 1993.................................   F-6

Consolidated Statement of Cash Flow for the three months ended March 31, 1996 and 1995 (unaudited)
     and for the years ended December 31, 1995, 1994 and 1993..................................................   F-8

Notes to Consolidated Financial Statements.....................................................................  F-10


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and
Board of Directors of
BancFirst Ohio Corp.

We have audited the accompanying consolidated balance sheets of BancFirst Ohio Corp. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BancFirst Ohio Corp. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As disclosed in Note 1, effective January 1, 1994, the Corporation changed its method of accounting for certain investment securities. As discussed in Note 12, effective January 1, 1993, the Corporation changed its method of accounting for income taxes.


                                      COOPERS & LYBRAND L.L.P.

Columbus, Ohio
January 24, 1996, except for Note 20
as to which the date is
March 27, 1996

                      BANCFIRST OHIO CORP. AND SUBSIDIARIES

           CONSOLIDATED BALANCE SHEET, March 31, 1996 (unaudited) and
                           December 31, 1995 and 1994
                   (dollars in thousands, except share data)

                                                              March 31,                December 31,
                                                              ---------        --------------------------
                  ASSETS                                        1996              1995             1994
                                                              ---------        ---------        ---------
Cash and due from banks (Note 3)                              $  13,364        $  14,102        $  18,831
Federal Funds sold                                                3,087            2,600              300
Securities held to maturity
            (approximate fair value of $8,866,
            $8,548 and $61,160 at March 31, 1996,
            December 31,1995 and 1994,
            respectively, (Note 4))                               8,783            8,392           64,631
Securities available for sale, at fair value                    169,412          169,860           88,964
                                                              ---------        ---------        ---------
            Total investment securities                         178,195          178,252          153,595
Loans (Notes 5 and 6)                                           277,715          268,818          247,943
Allowance for possible loan losses                               (3,406)          (3,307)          (3,095)
                                                              ---------        ---------        ---------
            Net loans                                           274,309          265,511          244,848
                                                              ---------        ---------        ---------
Premises and equipment, net (Note 7)                              4,282            4,120            4,313
Accrued interest receivable                                       3,835            3,458            3,066
Other assets                                                      4,418            8,386            4,431
                                                              ---------        ---------        ---------

            Total assets                                      $ 481,490        $ 476,429        $ 429,384
                                                              =========        =========        =========


                  LIABILITIES

Deposits (Note 8):
            Noninterest-bearing deposits                      $  40,545        $  41,835        $  42,078
            Interest-bearing deposits                           315,691          306,710          278,758
                                                              ---------        ---------        ---------
                  Total deposits                                356,236          348,545          320,836
Short-term borrowings (Note 9)                                    4,900            7,400           10,650
Long-term borrowings (Note 10)                                   66,631           66,735           52,875
Accrued interest payable                                          1,437            1,261              585
Other liabilities                                                 2,081            2,478              594
                                                              ---------        ---------        ---------

            Total liabilities                                   431,285          426,419          385,540
                                                              ---------        ---------        ---------

Commitments and contingencies (Notes 13, 14 and 18)

                  SHAREHOLDERS' EQUITY (Note 15)

Common stock, $10 par value, 7,500,000 shares
            authorized; 3,033,919 shares issued                  30,340           30,340           30,340
Capital in excess of par value                                    6,905            6,889            6,845
Retained earnings                                                14,134           13,022            9,525
Unrealized holding gains (losses) on
  securities available for sale, net                                (19)             942           (1,711)
Less: 61,447, 62,923 and 64,143 shares of
  common stock in treasury, at cost, at March 31, 1996,
  December 31, 1995 and 1994, respectively                       (1,155)          (1,183)          (1,155)
                                                              ---------        ---------        ---------
Total shareholders' equity                                       50,205           50,010           43,844
                                                              ---------        ---------        ---------

            Total liabilities and shareholders' equity        $ 481,490        $ 476,429        $ 429,384
                                                              =========        =========        =========

   The accompanying notes are an integral part of the consolidated financial statements.

                        CONSOLIDATED STATEMENT OF INCOME

               for the three months ended March 31, 1996 and 1995
        (unaudited) and the years ended December 31, 1995, 1994 and 1993
                    (dollars in thousands, except share data)

                                                                    March 31,                         December 31,
                                                             --------------------       -------------------------------------
                                                               1996          1995           1995           1994          1993
                                                               ----          ----           ----           ----          ----
Interest income:
      Interest and fees on loans                             $6,187       $ 5,334       $ 23,088        $18,738       $16,143
      Interest and dividends on securities:
            Taxable                                           2,537         2,192          9,611          7,846         7,669
            Tax exempt                                          329           266          1,148            988           930
      Other interest income                                      88            57            216             80           121
                                                             ------       -------       --------        -------       -------
            Total interest income                             9,141         7,849         34,063         27,652        24,863
                                                             ------       -------       --------        -------       -------

Interest expense:
      Time deposits, $100 and over                              710           537          2,498          1,578           940
      Other deposits                                          2,668         2,190          9,927          7,806         8,137
      Long-term borrowings                                      838           844          3,765          1,787           209
      Short-term borrowings                                     192            67            167             88            35
                                                             ------       -------       --------        -------       -------
            Total interest expense                            4,408         3,638         16,357         11,259         9,321
                                                             ------       -------       --------        -------       -------

            Net interest income                               4,733         4,211         17,706         16,393        15,542

Provision for possible loan losses (Note 6)                     292           201            967            338           799
                                                             ------       -------       --------        -------       -------

            Net interest income after provision
                        for possible loan losses

                                                              4,441         4,010         16,739         16,055        14,743
                                                             ------       -------       --------        -------       -------

Other income:
            Trust and custodian fees                            375           314          1,259          1,129         1,075
            Customer service fees                               411           447          1,714          1,726         1,448
            Investment securities gains (losses),  net            2           136            (57)           356
            Gain on sale of loans                               596           243          1,310            668           416
            Other                                               180           110            565            335           274
                                                             ------       -------       --------        -------       -------
                        Total other income                    1,564         1,114          4,984          3,801         3,569
                                                             ------       -------       --------        -------       -------

Other expenses:
            Salaries and employee benefits                    1,887         1,720          6,866          6,071         5,578
            Net occupancy expense                               205           181            752            643           533
            Furniture and equipment expense                     103           110            408            415           382
            Data processing expense                             152           113            647            521           453
            Taxes other than income taxes                       144           129            518            496           529

            Other                                               896           956          3,614          3,264         3,093
                                                             ------       -------       --------        -------       -------
                        Total other expenses                  3,387         3,209         12,805         11,410        10,568
                                                             ------       -------       --------        -------       -------


                                   Continued
       for the three months ended March 31, 1996 and 1995 (unaudited) and years ended December 31, 1995, 1994, and 1993
                    (dollars in thousands, except share data)

                                                March 31,                                December 31,
                                       ---------------------------       --------------------------------------------
                                             1996             1995             1995             1994             1993
                                       ----------       ----------       ----------       ----------       ----------
      Income before income taxes       $    2,618       $    1,915       $    8,918       $    8,446       $    7,744
Provision for federal income
      taxes (Note 12)                         763              582            2,706            2,572            2,323
                                       ----------       ----------       ----------       ----------       ----------
            Net income                 $    1,855       $    1,333       $    6,212       $    5,874       $    5,421
                                       ==========       ==========       ==========       ==========       ==========


Net income per share                   $     0.62       $     0.45       $     2.09       $     1.98       $     1.82
                                       ==========       ==========       ==========       ==========       ==========

Weighted average number of
      shares outstanding                2,972,294        2,971,392        2,973,694        2,971,358        2,971,958
                                       ==========       ==========       ==========       ==========       ==========



                 The accompanying notes are an integral part of
                     the consolidated financial statements.

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
          for the three months ended March 31, 1996 (unaudited) and the years ended December 31, 1995, 1994 and 1993
                    (dollars in thousands, except share data)

                                                                                                       UNREALIZED HOLDING
                                                                                CAPITAL                GAINS (LOSSES) ON
                                                             COMMON STOCK       IN EXCESS    RETAINED  SECURITIES AVAILABLE
                                                        --------------------
                                                          SHARES      AMOUNT    OF PAR VALUE EARNINGS  FOR SALE, NET
                                                        ----------   -------    ------------ --------  -------------
Balance at December 31, 1992                            1,516,960    $15,170    $ 21,964     $ 3,087
            Purchase of 8,145 shares common
               stock, at cost
            Treasury stock, 3,849 shares issued                                       14
            Cash dividend ($.82 per share)                                                    (2,291)
            Pooled affiliate cash dividend                                                       (39)
            Net income                                                                         5,421
                                                        ---------    -------    --------     -------
Balance at December 31, 1993                            1,516,960     15,170      21,978       6,178
            Adjustment to reflect unrealized holding
               January 1, 1994 - net of income taxes
               of $808                                                                                   $ 1,567
            Purchase of 10,482 shares common
               stock, at cost
            Treasury stock, 6,635 shares issued                                       37
            Cash dividend ($.89 per share)                                                    (2,487)
            Pooled affiliate cash dividend                                                       (40)
            Stock split in the form of a
               100% stock dividend                      1,516,959     15,170     (15,170)
            Change in unrealized gains (losses),
               net of income taxes of $(1,689)                                                            (3,278)
            Net income                                                                         5,874
                                                        ---------    -------    --------     -------
Balance at December 31, 1994                            3,033,919     30,340       6,845       9,525      (1,711)
            Purchase of 5,000 shares common
               stock, at cost
            Treasury stock, 6,220 shares issued                                       44
            Pooled affiliate stock activity
            Cash dividend ($.94 per share)                                                    (2,715)
            Change in unrealized gains (losses),
                 net of income taxes of $1,367                                                             2,653


                                                                           TOTAL
                                                              TREASURY     SHAREHOLDERS'
                                                              STOCK        EQUITY
                                                              --------     ------------
Balance at December 31, 1992                                  $  (871)     $ 39,350
            Purchase of 8,145 shares common
               stock, at cost                                    (291)         (291)
            Treasury stock, 3,849 shares issued                   131           145
            Cash dividend ($.82 per share)                                   (2,291)
            Pooled affiliate cash dividend                                      (39)
            Net income                                                        5,421
                                                              -------      --------
Balance at December 31, 1993                                   (1,031)       42,295
            Adjustment to reflect unrealized holding
               January 1, 1994 - net of income taxes
               of $808                                                        1,567
            Purchase of 10,482 shares common
               stock, at cost                                    (240)         (240)
            Treasury stock, 6,635 shares issued                   116           153
            Cash dividend ($.89 per share)                                   (2,487)
            Pooled affiliate cash dividend                                      (40)
            Stock split in the form of a
               100% stock dividend                                             --
            Change in unrealized gains (losses),
               net of income taxes of $(1,689)                               (3,278)
            Net income                                                        5,874
                                                              -------      --------
Balance at December 31, 1994                                   (1,155)       43,844
            Purchase of 5,000 shares common
               stock, at cost                                    (139)         (139)
            Treasury stock, 6,220 shares issued                   105           149
            Pooled affiliate stock activity                         6             6
            Cash dividend ($.94 per share)                                   (2,715)
            Change in unrealized gains (losses),
                 net of income taxes of $1,367                                2,653

          for the three months ended March 31, 1996 (unaudited) and the years ended December 31, 1995, 1994 and 1993
                    (dollars in thousands, except share data)


                                                                                         CAPITAL
                                                               COMMON STOCK              IN EXCESS     RETAINED
                                                          SHARES           AMOUNT        OF PAR VALUE  EARNINGS
                                                        ----------        -------        ------        --------
            Net income                                                                                    6,212

                                                        ----------        -------        ------        --------
Balance at December 31, 1995                             3,033,919         30,340         6,889          13,022
                                                        ----------        -------        ------        --------
            Treasury stock, 1,476 shares issued                                              16
            Cash dividend ($0.25 per share)                                                                (743)
            Change in unrealized gains (losses),
                  net of income taxes of $(495)
            Net income                                                                                    1,855
                                                        ----------        -------        ------        --------
Balance at March 31, 1996                               $3,033,919        $30,340        $6,905        $ 14,134
                                                        ----------        -------        ------        --------


                                                             UNREALIZED HOLDING
                                                             GAINS (LOSSES) ON                      TOTAL
                                                             SECURITIES AVAILABLE   TREASURY        SHAREHOLDERS'
                                                             FOR SALE, NET          STOCK           EQUITY
                                                             ------                 -------         --------
            Net income                                                                                 6,212

                                                             ------                 -------         --------
Balance at December 31, 1995                                   942                   (1,183)          50,010
                                                             ------                 -------         --------
            Treasury stock, 1,476 shares issued                                          28               44
            Cash dividend ($0.25 per share)                                                             (743)
            Change in unrealized gains (losses),
                  net of income taxes of $(495)               (961)                                     (961)
            Net income                                                                                 1,855
                                                             ------                 -------         --------
Balance at March 31, 1996                                    $ (19)                 $ 1,155         $ 50,205
                                                             ------                 -------         --------




         The accompanying notes are an integral part of the consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
         for the three months ended March 31, 1996 and 1995 (unaudited)
              and the years ended December 31, 1995, 1994 and 1993
                             (dollars in thousands)

                                                                March 31,                      December 31,
                                                       ------------------------         ------------------------------------------
                                                         1996            1995             1995             1994             1993
                                                       --------         -------         --------         --------         --------
Cash flows from operating activities:
      Net income                                       $  1,855         $ 1,333         $  6,212         $  5,874         $  5,421
      Adjustments to reconcile net income
            to net cash provided by
            operations:
      Depreciation and amortization                         483             489              849            2,065            2,301
      Provision for possible credit
            losses                                          292             201              967              338              799
      Deferred taxes payable                               (495)             27              (14)             424             (310)
      Gains on sale of assets                              (598)           (243)          (1,446)            (600)            (774)
      (Increase) decrease in interest
            receivable                                     (377)           (278)            (392)             (34)             462
      Decrease (increase) in other assets                 3,576           2,723           (3,775)            (271)            (128)
      Increase in interest payable                          176             101              676              148               14
      Increase (decrease) in other liabilities               98              35              658               94              (53)
      FHLB stock dividend                                   (74)            (95)            (293)            (181)             (40)
                                                       --------         -------         --------         --------         --------
            Net cash provided by operating
                  activities                              4,936           4,293            3,442            7,857            7,692
                                                       --------         -------         --------         --------         --------
Cash flows from investing activities:
      Decrease (increase) in federal funds sold             487            --             (2,300)           1,418             (715)
      Proceeds from maturities of securities
            held-to-maturity                                 94             913           12,427           31,885             --
      Proceeds from maturities and sales of
            securities available-for-sale                 9,550           7,149           38,707           12,022             --
      Proceeds from maturities and sales of
            securities                                     --              --               --               --             59,600
      Purchase of securities                               --              --               --               --            (61,485)
      Purchase of securities held-to-maturity              (487)         (1,992)          (5,846)         (21,922)            --
      Purchase of securities available-for-sale         (10,838)         (6,609)         (66,511)         (30,372)            --
      Increase in loans, net                            (14,212)         (9,912)         (32,173)         (46,840)         (32,564)
      Purchases of equipment and other assets              (329)           (139)            (600)            (932)            (475)
      Proceeds from sale of assets                        5,673           2,984           12,505            7,803            3,839
                                                       --------         -------         --------         --------         --------
Net cash used in investing activities                   (10,062)         (7,606)         (43,791)         (46,938)         (31,800)
                                                       --------         -------         --------         --------         --------


                                    Continued
     for the three months ended March 31, 1996 and 1995 (unaudited) and the years ended December 31, 1995, 1994, and 1993
                             (dollars in thousands)

                                                            March 31                                December 31
                                                   -------------------------         ------------------------------------------
                                                     1996             1995             1995             1994             1993
                                                   --------         --------         --------         --------         --------
Cash flows from financing activities:
     Net increase in deposits                      $  7,691         $  7,423         $ 27,709         $ 10,251         $    597
     (Decrease) increase in short-term
        borrowings                                   (2,500)          (9,150)          (3,250)           4,650            1,100
     (Decrease) increase in other borrowings           (104)           3,462           13,860           25,889           26,986
     Cash dividends paid                               (743)            (647)          (2,715)          (2,527)          (2,330)
     Purchase of treasury stock                                                          (139)            (240)            (291)
     Reissuance of treasury stock                        44               39              155              153              145
                                                   --------         --------         --------         --------         --------
        Net cash provided by (used in)
           financing activities                       4,388            1,127           35,620           38,176          (26,207)
                                                   --------         --------         --------         --------         --------

        Net (decrease) increase in
           cash and due from banks                     (738)          (2,186)          (4,729)            (905)           2,099

     Cash and due from banks, beginning
        of period                                    14,102           18,831           18,831           19,736           17,637
                                                   --------         --------         --------         --------         --------

        Cash and due from banks,
           end of period                           $ 13,364         $ 16,645         $ 14,102         $ 18,831         $ 19,736
                                                   ========         ========         ========         ========         ========

Supplemental cash flow disclosures:
     Income taxes paid                             $     50         $      4         $  2,360         $  2,226         $  2,940
                                                   ========         ========         ========         ========         ========

     Interest paid                                 $  4,232         $  3,538         $ 15,681         $ 11,116         $  9,322
                                                   ========         ========         ========         ========         ========

Noncash transfers:
     Reclassification of investment securities
        upon adoption of SFAS No. 115, at cost                                                        $ 69,689
                                                                                                      ========

     Transfer of securities from held-to-maturity
        to available-for-sale                                                        $ 51,759
                                                                                     ========

                     The accompanying notes are an integral
                 part of the consolidated financial statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              Information at March 31, 1996 and 1995 is unaudited
                             (DOLLARS IN THOUSANDS)

1.       Summary of Significant Accounting and Reporting Policies:

            The following is a summary of the significant accounting policies followed in the preparation of the consolidated financial statements.

            Principles of Consolidation:

            The consolidated financial statements include the accounts of BancFirst Ohio Corp. (Corporation) and its wholly-owned subsidiaries, The First National Bank of Zanesville (First National) and Bellbrook Community Bank (Bellbrook). All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements and related notes have been restated to include Bellbrook Bancorp, Inc., acquired June 30, 1995, in a transaction accounted for as a pooling-of-interests.

           Interim Financial Statements:

            The consolidated financial statements as of and for the periods ended March 31, 1996 and 1995 are unaudited and are presented pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying consolidated financial statements reflect all adjustments (which are of a normal recurring nature) necessary to present fairly the financial position and results of operations and cash flows for the interim periods, but are not necessarily indicative of the results of operations for a full year.

           Investment Securities:

            Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115). Under the provisions of SFAS No. 115, investment securities should be classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading.

            Held-to-maturity securities are those securities that the Corporation has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Corporation's liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of applicable income taxes. At March 31, 1996, December 31, 1995, and 1994, the Corporation did not hold any trading securities.

            Prior to adoption of SFAS No. 115, securities purchased, where the Corporation had both the intent and ability to hold for the foreseeable future, were recorded at cost adjusted for accumulated amortization of premium and accretion of discount.

            Gains and losses on the disposition of investment securities are accounted for on the completed transaction basis using the specific identification method.

            Income Recognition:

            Income earned by the Corporation and its Subsidiaries is recognized on the accrual basis of accounting. The Corporation suspends the accrual of interest on loans when, in management's opinion, the collection of all or a portion of the interest has become doubtful. When a loan is placed on non-accrual, all previously accrued and unpaid interest deemed uncollectible is charged against either the loan loss reserve or the current period interest income depending on the period the interest was recorded. In future periods, interest will be included in income to the extent received only if complete principal recovery is reasonably assured.

                             (DOLLARS IN THOUSANDS)


            Loans Held for Sale:

            Loans held for sale are carried at the lower of aggregate cost or market value and included with other assets on the balance sheet. Gains and losses on loans held for sale are included in noninterest income.

            Provision for Possible Loan Losses:

            The provision for possible loan losses charged to operating expense is based upon management's evaluation of potential losses in the current loan portfolio and past loss experience. In management's opinion, the provision is sufficient to maintain the allowance for possible loan losses at a level that adequately provides for potential loan losses.

            On January 1, 1995, the Corporation adopted Statement of Financial Accounting Standard (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and amended with SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". Under this standard, loans considered to be impaired are reduced to the present value of expected future cash flows, and secured loans that are in foreclosure are recorded at the fair value of the underlying collateral securing the loan. The difference between the recorded investment in the loan and the impaired valuation is the amount of impairment. A specific allocation of the allowance for loan losses is assigned to such loans. If these allocations require an increase to the allowance, the increase is reported as bad debt expense. Adopting this standard did not require an adjustment to the provision for possible loan losses.

            Premises and Equipment:

            Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation expense is computed principally on the straight-line method over the estimated useful lives of the assets generally ranging from 3 to 35 years. Upon the sale or other disposition of assets, cost and related accumulated depreciation are removed from the accounts, and the resultant gain or loss is recognized. Maintenance and repairs are charged to operating expense while additions and betterment's are capitalized.

            Other Real Estate:

            Other real estate owned represents properties acquired through customers' loan defaults. Other real estate is stated at an amount equal to the loan balance prior to foreclosure plus cost incurred for improvements to the property, but not more than fair market value of the property. As of December 31, 1995, other real estate owned was $24,000, and is included on the balance sheet in other assets. As of March 31, 1996 and December 31, 1994, no other real estate was held.

            Investment in Subsidiaries (Parent Company Only):

            The Corporation's investment in subsidiaries represents the total equity of the Parent Company's wholly-owned subsidiaries, using the equity method of accounting for investments.

                             (DOLLARS IN THOUSANDS)

            Earnings Per Common Share:

            Earnings per common share are computed on the basis of the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding, for all periods, has been adjusted to reflect the acquisition accounted for as a pooling-of-interest.

            Statement of Cash Flows:

            For the purposes of presenting the statement of cash flows, the Corporation has defined cash and cash equivalents as those amounts included in the balance sheet caption "cash and due from banks."

            Use of Estimates in Financial Statements

            The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates used in the preparation of the financial statements are based on various factors including the current interest rate environment and the general strength of the local economy. Changes in the overall interest rate environment can significantly effect the Corporation's net interest income and the value of its recorded assets and liabilities.

            Reclassification:

            Certain reclassifications have been made to prior period amounts to conform to the 1995 presentation.

2.        Mergers and Acquisitions:

            On June 30, 1995, the Corporation completed its merger with Bellbrook Bancorp, Inc. (BBI), a bank holding company in Bellbrook, Ohio, a suburb of Dayton, with total assets of approximately $23,000. The transaction was accounted for under the pooling-of-interests method of accounting for business combinations and accordingly, the consolidated financial statements have been restated for the periods prior to the merger to include BBI. In connection with the transaction, the Corporation issued 158,959 of its common shares to BBI's shareholders.

            The 1995 results of operations of the Corporation include the per-merger results of operations for BBI for the period January 1, 1995, through June 30, 1995. Summarized operating activity for BBI for the 1995 pre-merger period was as follows:

                   Net interest income                    $          510
                   Non-interest income                               147
                   Net income                                        109

                             (DOLLARS IN THOUSANDS)


            Separate results of operations of the combined entities for December 31, 1994 and 1993 were as follows:

                                                                1994                      1993
                                                               -------                  --------
          Net interest income
                BancFirst Ohio                                 $15,331                   $14,555
                BBI                                              1,062                       987
                                                               -------                   -------
                  Combined                                     $16,393                   $15,542
                                                               -------                   -------

          Non-interest income
                BancFirst Ohio                                 $ 3,527                   $ 3,308
                BBI                                                274                       261
                BBI                                                274                       261
                                                               -------                   -------
                  Combined                                     $ 3,801                   $ 3,569
                                                               -------                   -------

          Net income
                BancFirst Ohio                                 $ 5,657                   $ 5,204
                BBI                                                217                       217
                                                               -------                   -------
                  Combined                                     $ 5,874                   $ 5,421
                                                               =======                   =======


3.          Cash and Due from Banks:

            The Corporation is required to maintain average reserve balances with the Federal Reserve Bank. The average required reserve amounted to $3,506, $4,713 and $4,426 for March 31, 1996, December 31, 1995
            and 1994, respectively.

4.          Investment Securities:

            Effective January 1, 1994, the Corporation adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under the new standard, investment securities are carried at amortized cost and securities available for sale are carried at estimated market value with the after-tax net unrealized gain or loss recorded in shareholders' equity. At adoption, $69,689 of investment securities were classified as available-for-sale based on the Corporation's current intent, resulting in an increase in the carrying value of investments by $2,375 and a net increase to shareholders' equity of $1,567 to reflect the net unrealized holding gains at January 1, 1994.

            During 1995, the Financial Accounting Standards Board released a special report entitled, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities. This report provided for a one-time opportunity from November 15 to December 31, 1995, to reclassify securities between held-to-maturity and available-for-sale classifications. At December 31, 1995, First National reclassified certain securities from held-to-maturity to available-for-sale. These securities had an amortized cost of $51,759 and a market value of $52,067 at the date of transfer, resulting in an increase in the carrying value of investments by $308 and a net increase to shareholders' equity of $203 to reflect the unrealized holding gains, net of federal income taxes.

                             (DOLLARS IN THOUSANDS)


            The amortized cost and estimated market value of investment securities are as follows:

                                                          March 31, 1996
                                      ------------------------------------------------------
                                                       Gross          Gross        Estimated
                                      Amortized      Unrealized     Unrealized      Market
                                        Cost           Gains          Losses         Value
                                      --------        ------        --------        --------
Securities Available for Sale:
U.S. Treasury securities              $ 19,890        $  231        $      2        $ 20,119
Securities of other
  government agencies                   14,199            60             139          14,120
Obligations of states and
  political subdivisions                17,731           264             118          17,877
Other securities                         5,350                                         5,350
Mortgage-backed securities             112,271           812           1,137         111,946
                                      --------        ------        --------        --------
                                      $169,441        $1,367        $  1,396        $169,412
                                      --------        ------        --------        --------
Securities Held to Maturity:
Securities of other
  government agencies                 $    400        $    4                        $    404
Obligations of states and
  political subdivisions                 7,181            94        $     30           7,245
Industrial Revenue Bonds                 1,087                                         1,087
Mortgage-backed securities                 115            15                             130
                                      --------        ------        --------        --------
                                      $  8,783        $  113        $     30        $  8,866
                                      --------        ------        --------        --------

                                                        December 31, 1995
                                      ------------------------------------------------------
                                                       Gross          Gross        Estimated
                                      Amortized      Unrealized     Unrealized      Market
                                        Cost           Gains          Losses         Value
                                      --------        ------        --------        --------
Securities Available for Sale:
U.S. Treasury securities              $ 17,949        $  355        $      1        $ 18,303
Securities of other
  government agencies                   11,247           143                          11,390
Obligations of states and
  political subdivisions                17,453           417              22          17,848
Other securities                         5,276                                         5,276
Mortgage-backed securities             116,507         1,078             542         117,043
                                      --------        ------        --------        --------
                                      $168,432        $1,993        $    565        $169,860
                                      --------        ------        --------        --------
Securities Held to Maturity:
Securities of other
  government agencies                 $    400        $    7                        $    407
Obligations of states and
  political subdivisions                 6,751           148        $     13           6,886
Industrial revenue bonds                 1,120                                         1,120
Mortgage-backed securities                 121            14                             135
                                      --------        ------        --------        --------
                                      $  8,392        $  169        $     13        $  8,548
                                      --------        ------        --------        --------

                             (DOLLARS IN THOUSANDS)



                                                           December 31, 1994
                                                 ----------------------------------------------------
                                                                 Gross         Gross        Estimated
                                                 Amortized     Unrealized    Unrealized       Market
                                                   Cost          Gains         Losses          Value
                                                  -------        ------        -------        -------
            Securities Available for Sale:
            U.S. Treasury securities              $30,913        $  111        $   609        $30,415
            Securities of other
                  government agencies              15,556            69            168         15,457
            Obligations of states and
                  political subdivisions              308                           14            294
            Other securities                        5,653         5,653
            Mortgage-backed securities             39,124            18          1,997         37,145
                                                  -------        ------        -------        -------
                                                  $91,554        $  198        $ 2,788        $88,964
                                                  -------        ------        -------        -------

            Securities Held to Maturity:
            U.S. Treasury securities              $   250                                     $   250
            Securities of other
                  government agencies               7,430                      $   249          7,181
            Obligations of states and
                  political subdivisions           19,811        $   67            657         19,221
            Industrial revenue bonds                1,251                                       1,251
            Mortgage-backed securities             35,889            11          2,643         33,257
                                                  -------        ------        -------        -------
                                                  $64,631        $   78        $ 3,549        $61,160
                                                  -------        ------        -------        -------


            The amortized cost and estimated market value of debt securities at March 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call prepayment penalties.

                                                                  March 31, 1996
                                                      ---------------------------------------
                                                                                    Estimated
          Securities Available For Sale               Amortized                        Market
                                                           Cost                         Value
                                                      ---------                     ---------
                  Within 1 year                        $ 16,051                       $16,093
                  After 1 through 5 years                18,168                        18,497
                  After 5 through 10 years               17,419                        17,439
                  After 10 years                          5,532                         5,437
                                                         57,170                        57,466
                  Mortgage-backed securities            112,271                       111,946
                                                       $169,441                       $169,412


                                                                                    Estimated
          Securities Held to Maturity                   Amortized                      Market
                                                          Cost                          Value
                                                        ---------                   ---------
                  Within 1 year                          $  936                        $  944
                  After 1 through 5 years                 2,832                         2,864
                  After 5 through 10 years                4,799                         4,832
                  After 10 years                            101                            96
                                                         ------                        ------
                                                          8,668                         8,736
            Mortgage-backed securities                      115                           130
                                                         ------                        ------
                                                         $8,783                        $8,866
                                                         ------                        ------

                             (DOLLARS IN THOUSANDS)

            Proceeds from sales of securities available for sale during the three months ended March 31, 1996 and 1995 were $9,350.

            Gross gains of $2 were recognized during the three months ended March 31, 1996.

            Proceeds from sales of securities available for sale during 1995 and 1994 were $12,098 and $4,060, respectively. Gross gains of $144 and $1 and gross losses of $8 and $58 were realized on sales in 1995 and 1994, respectively. Proceeds from sales of investment securities during 1993 were $15,700. Gross gains of $386 and gross losses of $30 were realized in 1993.

            Securities held to maturity with a carrying amount of $200, $200 and $19,062 and securities available-for-sale with a market value of $64,960, $61,829 and $45,509 at March 31, 1996, December 31, 1995
            and December 31, 1994, respectively, were pledged to secure public deposits and for other purposes required by law.

5.        Loans:

            The composition of the loan portfolio is as follows:

                                                                  December 31,
                                            March 31,       ------------------------
                                              1996            1995            1994
                                            --------        --------        --------
Commercial, financial and industrial        $113,778        $107,015        $103,415
Real estate - mortgage                       103,891         105,604         100,963
Real estate - construction                     6,949           2,859           1,232
Consumer                                      53,097          53,340          42,333
                                            --------        --------        --------
                                            $277,715        $268,818        $247,943
                                            ========        ========        ========

            The Corporation has made loans to certain directors, executive officers, and their affiliates in the ordinary course of business.

            An analysis of the three months ended March 31, 1996 and the year ended December 31, 1995 activity with respect to these related party loans is as follows:

                                     March 31,     December 31,
                                      1996            1995
                                     -------         -------
            Beginning balance        $ 3,517         $ 3,441
                  New loans              113             849
                  Repayments            (396)           (773)
                                     -------         -------
            Ending balance           $ 3,234         $ 3,517
                                     =======         =======


            At March 31, 1996, the recorded investment in loans considered to be impaired under SFAS No. 114 was $531 (all of which was on a nonaccrual basis). The related allocation of the allowance for possible loan losses for these impaired loans is $79. The average recorded investment in impaired loans for the quarter ended March 31, 1996 was approximately $666. For the quarter ended March 31, 1996, the Corporation recognized no interest income on these impaired loans. Interest income of approximately $15 would have been recorded on these loans according to the original terms.

                             (DOLLARS IN THOUSANDS)

            At December 31, 1995, the recorded investment in loans considered to be impaired under SFAS No. 114 was $669 (of which $568 was on a non-accrual basis). The related allocation of the allowance for possible loan losses for these impaired loans is $68. The average recorded investment in impaired loans for the year ended December 31, 1995 was approximately $535. The Corporation would have recognized $30 of interest income under the original terms of these loans, however, actual interest income of approximately $4 was recognized during 1995.

6.         Allowance for Possible Loan Losses:

            An analysis of activity in the allowance for possible loan losses is as follows:

                                      Three Months Ended            Year Ended December 31,
                                                           ---------------------------------------
                                        March 31, 1996       1995            1994            1993
                                        --------------     -------         -------         -------
            Balance at beginning
                of period                  $ 3,307         $ 3,095         $ 3,007         $ 2,384
              Provision charged to
                  operations                   292             967             338             799
              Deductions:
                Loans charged off             (255)           (862)           (320)           (263)
                Loan recoveries                 62             107              70              87
                                           -------         -------         -------         -------
                    Net charge-offs           (193)           (755)           (250)           (176)
                                           -------         -------         -------         -------
          Balance at end of period         $ 3,406         $ 3,307         $ 3,095         $ 3,007
                                           =======         =======         =======         =======

7.         Premises and Equipment:

            Premises and equipment are summarized below:

                                                       March 31,           December 31,
                                                         1996          1995          1994
                                                       --------       ------        ------
            Land                                        $  924        $  924        $  924
            Buildings                                    3,542         3,531         3,458
            Furniture, fixture and equipment             5,180         5,009         4,354
            Construction in progress                       172            80           227
                                                        ------        ------        ------
                                                         9,818         9,544         8,963
              Less accumulated depreciation
                  and amortization                       5,536         5,424         4,650
                                                        ------        ------        ------
                     Premises and equipment, net        $4,282        $4,120        $4,313
                                                        ======        ======        ======

            Total depreciation expense was $185 and $176 for the three months ended March 31, 1996 and 1995, respectively.

            Total depreciation expense was $793, $707 and $593 for the years ended December 31, 1995, 1994 and 1993, respectively.

                             (DOLLARS IN THOUSANDS)



8.        Deposits:

          A summary of deposits is as follows:

                                               March 31,             December 31,
                                                 1996            1995            1994
                                               --------        --------        --------
            Demand, noninterest-bearing        $ 40,545        $ 41,835        $ 42,078
            Demand, interest-bearing             96,013          98,795         103,884
            Savings                              51,431          50,414          53,086
            Time, $100 and over                  54,985          44,327          26,212
            Time, other                         113,262         113,174          95,576
                                               --------        --------        --------
                                               $356,236        $348,545        $320,836
                                               --------        --------        --------


9.        Short-Term Borrowings:

            Short-term borrowings consist of federal funds purchased. Federal funds purchased generally have one- to four-day maturities.

            The following table reflects the maximum month-end outstandings, average daily outstandings, average rates paid during the quarter and year, and the average rates paid at quarter-end and year-end for the various categories of short-term borrowings:

                                Three Months Ended           Year Ended December 31
                                                             ----------------------
                                    March 31,
                                      1996            1995            1994           1993
                                     ------         -------         -------         ------
Federal funds purchased:
   Average balance                   $2,188         $ 2,532         $ 1,490         $  726
   Average rate                        6.11%           6.30%           5.84%          3.58%
   Maximum month-end balance         $4,900         $12,600         $10,650         $6,000
   Balance at quarter-end
         or year-end                 $4,900         $ 7,400         $10,650         $6,000
   Average rate on balance at
   quarter-end or year-end             5.50%           5.75%           6.50%          3.38%

10.         Long-Term Borrowings:

            Long-term borrowings are as follows:

                                                 March 31,            December 31,
                                                  1996            1995           1994
                                                 -------        -------        -------
Term reverse repurchase agreement (5.95%)
      due 1997                                   $ 5,000        $ 5,000
Term reverse repurchase agreement (6.05%)
      due 1998                                     5,000          5,000
Federal Home Loan Bank Advances                   56,631         56,735        $52,875
                                                 -------        -------        -------

                                                 $66,631        $66,735        $52,875
                                                 =======        =======        =======

                             (DOLLARS IN THOUSANDS)

            Minimum annual retirements on long-term borrowings for the next five years consisted of the following at March 31, 1996:

                                                                   Weighted
            Maturity                                               Average                              Principal
            (Period Ending)                                        Interest Rate                        Repayment
            ---------------                                        -------------                        ---------
            1996                                                       6.24%                             $  9,879
            1997                                                       5.89%                               32,991
            1998                                                       5.86%                               10,524
            1999                                                       5.88%                                1,559
            2000                                                       6.29%                                  597
            2001 and thereafter                                        6.81%                               11,081
                                                                                                         --------
                              Total                                    6.10%                             $ 66,631
                                                                       ====                              ========

            FHLB advances must be secured by eligible collateral as specified by the FHLB. Accordingly, the Corporation has a blanket pledge of its first mortgage loan portfolio as collateral for the advances outstanding at March 31, 1996, December 31, 1995 and 1994, with a required minimum ratio of collateral to advances of 150%.

            The term reverse repurchase agreements are with Salomon Brothers, Inc. under which the Corporation sold mortgage-backed securities classified as available-for-sale and with a current carrying and market value of $10,560 and $12,416 and accrued interest of $24 and $124 at March 31, 1996 and December 31, 1995, respectively. The reverse repurchase agreements have a weighted average maturity of
            1.79 years and 2.04 years, at March 31, 1996 and December 31, 1995, respectively.

11.         Retirement Plans:

            The Corporation has a defined contribution plan which covers substantially all full-time employees. Contributions to the plan are based upon 10% of the employees' base compensation.

            Expenses related to the plans for the three months ended March 31, 1996 and 1995 were approximately $36 and $33, respectively.

            Expenses related to the plans for the years ended December 31, 1995, 1994 and 1993 were approximately $333, $349, and $290 respectively.

            The Corporation also has 401(k) Retirement Plans which cover substantially all employees with more than one year of service. The Corporation makes contributions to the Plans pursuant to salary savings elections and discretionary contributions as set forth by the provisions of the Plans. Employees direct the investment of account balances from Plan alternatives. Operations have been charged $1 and $0 for contributions to the Plans for the three months ended March 31, 1996 and 1995, respectively. Operations have been charged $111, $104 and $99 for contributions to the Plans for the years ended December 31, 1995, 1994 and 1993, respectively.

            During 1993, the Corporation adopted an employee stock purchase plan whereby eligible employees and directors, through their plan contributions, may purchase shares of the Corporation's stock. Such shares, up to a maximum of 18,000 shares, are purchased from treasury stock at fair market value. Expenses of

                             (DOLLARS IN THOUSANDS)

            $2 were incurred by the Corporation for the year ended December 31, 1995 in connection with the Plan. There were no related expenses for the years ended December 31, 1994 or 1993, respectively.

            The Corporation currently provides certain health care benefits for eligible retirees. On January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. SFAS 106 requires the use of the accrual method of accounting for the projected costs of providing postretirement benefits during the period of employee service. The Corporation previously accounted for such benefits on a cash basis. Such amounts did not differ significantly from those calculated under the accrual method of accounting. The Corporation will continue to fund these benefit costs as claims are incurred.

            For the three months ended March 31, 1996 and 1995, health care benefit costs for eligible retirees were $43 and $10, respectively.

            For the years ended December 31, 1995, 1994, and 1993, health care benefit costs for eligible retirees was $39, $26, and $38, respectively.

            On January 1, 1994, the Corporation adopted Statement of Financial Accounting Standard (SFAS) No. 112, Employer's Accounting for Postemployment Benefits, which requires accrual accounting for benefits provided to former or inactive employees after employment, but before retirement. The Corporation previously accounted for such benefits on a cash basis. Such amounts did not differ significantly from those calculated under the accrual method of accounting. The Corporation will continue to fund these benefit costs as incurred.

12.         Income Taxes:

            The provision for income taxes is summarized below:

                                       Three Months Ended
                                            March 31,                    Year Ended December 31,
                                       ------------------         -------------------------------------
                                        1996         1995           1995           1994           1993
                                        ----        -----         -------         ------        -------
      Current                           $600        $ 586         $ 2,720         $2,148        $ 2,633
      Deferred                           163           (4)            (14)           424           (310)
                                        ----        -----         -------         ------        -------

      Provision for income taxes        $763        $ 582         $ 2,706         $2,572        $ 2,323
                                        ====        =====         =======         ======        =======

The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

                                                Three Months Ended
                                                     March 31,                 Year Ended December 31,
                                                ------------------        ------------------------------
                                                1996         1995         1995         1994         1993
                                                ----         ----         ----         ----         ----
      Tax at federal statutory rate               34%          34%          34%          34%          34%
      Permanent differences:
            Tax-exempt interest, net of
                 allowed interest expense         (5)          (6)          (4)          (5)          (4)
      Other                                                     2                         1
                                                ----         ----         ----         ----         ----
      Effective tax rate                          29%          30%          30%          30%          30%
                                                ----         ----         ----         ----         ----

                             (DOLLARS IN THOUSANDS)

            On January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are recognized at prevailing income tax rates for temporary differences between financial statement and income tax bases of assets and liabilities. The cumulative effect of this change in accounting for income taxes was not significant.

            The components of the net deferred tax asset (liability) were as follows:

                                                                       March 31,           December 31,
                                                                       --------       ----------------------
                                                                         1996           1995           1994
                                                                        -----         -------         ------
                  Deferred tax assets (liabilities)arising from:
                        Loan loss reserve                               $ 816         $   782         $  721
                        Reserve for health insurance                       47              47             33
                        Depreciation                                        8               8           --
                        Deferred Compensation                              28              33           --
                        Other                                              38              38           --
                        Unrealized holding losses on securities            10            --              882
                                                                        -----         -------         ------
                              Total deferred tax assets                   947             908          1,636
                                                                        -----         -------         ------
                  Deferred tax liabilities arising from:
                        Gain on sale of loans                             742             574            292
                        Deferred loan fees and costs                       65              53             44
                        Depreciation                                     --              --               77
                        FHLB Stock Dividends                              186             160             75
                        Unrealized holding gains on securities           --               485           --
                        Other, net                                       --              --               56
                                                                        -----         -------         ------
                              Total deferred tax liabilities              993           1,272            544
                                                                        -----         -------         ------
                  Net deferred tax (liability) asset                    $ (46)        $  (364)        $1,092
                                                                        =====         =======         ======


            The Corporation did not record a valuation allowance at December 31, 1994, as the deferred tax asset was considered to be realizable based on the level of anticipated future taxable income. Net deferred tax assets and liabilities and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

13.         Lease Commitments:

            The Corporation leases equipment, land at one branch location, and certain office space. The land lease has five renewal options for five years each.

            A summary of noncancelable future operating lease commitments at December 31, 1995 follows:

                        1996                               $   164
                        1997                                   132
                        1998                                   117
                        1999                                    58
                        2000                                    48
                                                           -------
                                                           $   519

                             (DOLLARS IN THOUSANDS)

            Rent expense under all lease obligations, including month-to-month agreements, aggregated approximately $44 and $33, for the three months ended March 31, 1996 and 1995, respectively.

            Rent expense under all lease obligations, including month-to-month agreements, aggregated approximately $155, $132, and $136 for the years ended December 31, 1995, 1994 and 1993, respectively.

14.        Financial Instruments with Off-Balance-Sheet Risk:

            In the normal course of business, the Corporation is party to financial instruments with off-balance-sheet risk, necessary to meet the financing needs of its customers. These financial instruments include loan commitments, and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

            The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The total amounts of financial instruments with off-balance-sheet risk are as follows:

                                                                                       March 31,            December 31,
                                                                                       --------       ----------------------
                                                                                         1996           1995           1996
                                                                                       -------        -------        -------
                  Financial instruments whose contract
                      amounts represent credit risk:
                      Loan commitments                                                 $18,375        $20,113        $15,969
                      Standby letters of credit                                          1,997          2,017          1,899

            Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

            The Corporation does not hold, nor did it issue, any derivative financial instruments.

            The Corporation offers credit cards in an agency capacity for another institution. Under certain circumstances, the credit cards are issued with recourse to the Corporation. The total of these credit lines with recourse to the Corporation is approximately $3,103 and $2,442 of which $305 and $251 represent outstanding balances at March 31, 1996 and December 31, 1995, respectively.

            In addition to the financial instruments with off-balance sheet risks, the Corporation has commitments to lend money which have been approved by the Small Business Administration's (SBA) 7(a) program. Such commitments carry SBA guarantees on individual credits ranging from 71% to 90% of principal balances. The total of such commitments at March 31, 1996, December 31, 1995, and 1994 were

                             (DOLLARS IN THOUSANDS)


            $2,631, $358 and $117, respectively, with guaranteed principal by the SBA totaling $1,824, $287 and $100, respectively.

            The Corporation has no significant concentrations of credit risk with any individual counter-party. The Corporation's lending is concentrated in the Muskingum County, Ohio market area, and those loans are principally in single-family residential mortgages.

15.         Shareholders' Equity:

            The payment of dividends by banking subsidiaries is subject to regulatory restrictions by various regulatory authorities. These restrictions provide for national banks that dividends in any calendar year generally shall not exceed the total net profits of that year plus the retained net profits of the preceding two years. In addition, for all banks, dividend payments may not reduce capital levels below minimum regulatory guidelines. At March 31, 1996 and December 31, 1995, the Corporation has $14,134 and $13,022, respectively, in retained earnings. At these dates, $7,090 and $6,476, respectively, of the retained earnings of the banking subsidiaries is available for the payment of dividends to the Corporation without regulatory agency approval.

            The Corporation is also required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At March 31, 1996 and December 31, 1995, the Corporation is required to have minimum Tier 1 and total capital ratios of 4.0% and 8.0%, respectively. The Corporation's actual ratios at that date were 16.96% and 18.11% at March 31, 1996 and 17.70% and 18.89% at
            December 31, 1995. The Corporation's leverage ratio at March 31, 1996 and December 31, 1995 were 10.49%, respectively. The regulatory minimum leverage ratio required was 3.0%.

            On April 19, 1994, the Corporation declared a stock split in the form of a 100% stock dividend. All per share data has been restated to reflect this dividend.

16.         Fair Value of Financial Instruments:

            Provided below is the information required by Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (SFAS 107). The amounts provided represent estimates of fair values at a particular point in time. Significant estimates regarding economic conditions, loss experience, risk characteristics associated with particular financial instruments and other factors were used for the purposes of this disclosure. These estimates are subjective in nature and involve matters of judgment. Therefore, they cannot be determined with precision. Changes in the assumptions could have a material impact on the estimates shown.

            While the estimated fair value amounts are designed to represent estimates of the amounts at which these instruments could be exchanged in a current transaction between willing parties, many of the Corporation's financial instruments lack an available trading market as characterized by willing parties engaging in an exchange transaction. In addition, with the exception of its available-for-sale securities portfolio, it is the Corporation's intent to hold its financial instruments to maturity and, therefore, it is not probable that the fair values shown will be realized.

            The value of long-term relationships with depositors (core deposit intangible) and other customers are not reflected in the estimated fair values. In addition, the estimated fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments.

                             (DOLLARS IN THOUSANDS)

            The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to make that value:


                    Cash and Due From Banks - The carrying amount approximates fair value.

                    Investment Securities - Estimated fair values are based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

                    Loans - In order to determine the fair values for loans, the loan portfolio was segmented based on loan type, credit quality and repricing characteristics. For residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. For certain variable rate loans with no significant credit concerns and frequent repricings, estimated fair values are based on the carrying values. The fair values of other loans are estimated using discounted cash flow analyses. The discount rates used in these analyses are based on origination rates for similar loans. Where appropriate, adjustments have been made for credit and other costs so as to more accurately reflect market rates. The estimate of maturity is based on historical experience with repayments and current economic and lending conditions.

                    Deposits - Under SFAS 107, the fair value of demand deposits, savings accounts and certain money market deposits with no stated maturity is equal to the amount payable on demand. The estimated fair value of fixed maturity certificates of deposit is based on discounted cash flow analyses using market rates currently offered for deposits of similar remaining maturities.

                    Long-term borrowings - Estimated fair value of long-term borrowings were based on discounted cash flow analyses using current rates for the same advances.

                    Commitments to Extend Credit and Stand-by Letters of Credit
                    - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counter- parties. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with counter-parties at the reporting date.

                             (DOLLARS IN THOUSANDS)


            The fair values of financial instruments were as follows:

                                                      March 31, 1996                 December 31, 1995
                                                 -----------------------         ----------------------
                                                 Carrying          Fair          Carrying          Fair
                                                  Amount           Value          Amount          Value
                                                  ------           -----          ------          -----
Cash and due from banks                          $ 13,364        $ 13,364        $ 14,102        $ 14,102
Securities available-for-sale                     169,441         169,412         169,860         169,860
Securities held-to-maturity  8,783  8,866           8,392           8,548
Loans, net of allowance
  for loan losses                                 274,309               *         265,511         267,094
Short-term borrowings                               4,900           4,900           7,400           7,400
Time deposits                                     168,247               *         157,501         158,683
Long-term borrowings                               66,631               *          66,735          67,048

   *Fair value for this information is calculated on an annual basis only.

Under the provisions of SFAS 107, Bellbrook was not required to adopt the statement until 1995. Accordingly, the following reflects the carrying value and fair value of financial instruments for First National only at December 31, 1994:


                                                                1994
                                                    ---------------------------
                                                    Carrying               Fair
                                                     Amount               Value
                                                     ------               -----
Cash and due from banks                             $ 16,330            $ 16,330
Securities available-for-sale                         84,883              84,883
Securities held-to-maturity                           62,732              59,287
Loans, net of allowance
  for loan losses                                    231,272             230,271
Short-term borrowings                                 10,650              10,650
Time deposits                                        118,211             116,152
Advances from Federal
  Home Loan Bank                                      52,875              50,180

17.         Parent Company Only Condensed Financial Information:

            Parent Company only condensed financial information are as follows:

                             CONDENSED BALANCE SHEET
                           March 31, 1996 (Unaudited)
                           December 31, 1995 and 1994

                                                            March 31,           December 31,
                                                             1996            1995          1994
                                                            -------        -------        -------
            Assets:
                  Cash                                      $    65        $     7        $    27
                  Investment in repurchase
                        agreement with subsidiary             9,000          8,530         11,100

                             (DOLLARS IN THOUSANDS)


                  Investment in subsidiaries                 40,906         39,882         32,721
                  Other assets                                  235          1,609             64
                                                            -------        -------        -------
                        Total assets                        $50,206        $50,028        $43,912
                                                            =======        =======        =======

            Liabilities and equity:
                  Other liabilities                         $     1        $    18        $    68
                                                            -------        -------        -------

            Shareholders' equity                             50,205         50,010         43,844
                                                            -------        -------        -------
                  Total liabilities and equity              $50,206        $50,028        $43,912
                                                            =======        =======        =======

                             (DOLLARS IN THOUSANDS)

                          CONDENSED STATEMENT OF INCOME

     for the three months ended March 31, 1996 and 1995 (unaudited) and the years ended December 31, 1995 and 1994 and 1993

                                  Three Months Ended
                                       March 31,           Year Ended December 31,
                                  ------------------    -----------------------------
                                    1996       1995       1995       1994       1993
                                  -------    -------    -------    -------    -------
Dividends from subsidiary                               $ 2,000    $ 5,000    $ 5,000
Interest income                   $     6    $     5         16         10          6
Operating expenses                   (206)      (125)      (477)      (271)      (162)
                                  -------    -------    -------    -------    -------
Income (loss) before income tax
  and equity in earnings
  of subsidiaries                    (200)      (120)     1,539      4,739      4,844
Federal income tax benefit             70         27        128         88         45
                                  -------    -------    -------    -------    -------
Income (loss) before equity in
  earnings of subsidiaries           (130)       (93)     1,667      4,827      4,889
Earnings in excess of
  dividends                         1,985      1,426      4,545      1,047        532
                                  -------    -------    -------    -------    -------
     Net income                   $ 1,855    $ 1,333    $ 6,212    $ 5,874    $ 5,421
                                  =======    =======    =======    =======    =======

                        CONDENSED STATEMENT OF CASH FLOWS
     for the three months ended March 31, 1996 and 1995 (unaudited) and the years ended December 31, 1995 and 1994 and 1993

                                        Three Months Ended
                                              March 31,          Year Ended December 31,
                                        ------------------    -----------------------------
                                          1996       1995       1995       1994       1993
                                        -------    -------    -------    -------    -------
Cash flows from operating activities:
  Net income                            $ 1,855    $ 1,333    $ 6,212    $ 5,874    $ 5,421
  Adjustments to reconcile
    net income to net cash
    provided by operations:
  Amortization and depreciation               3          2          9         23         22
  (Increase) decrease in
     other assets                         1,374         14     (1,539)         6        (20)
  (Decrease) increase in other
    liabilities                             (17)       (67)       (15)        32
  Decrease in dividend
     receivable from subsidiary                                                       1,898
  Earnings in excess of
    dividends                            (1,988)    (1,428)    (4,545)    (1,047)      (532)
                                        -------    -------    -------    -------    -------
  Net cash provided by
    operating activities                  1,227       (146)       122      4,888      6,789
                                        -------    -------    -------    -------    -------

                             (DOLLARS IN THOUSANDS)

                        CONDENSED STATEMENT OF CASH FLOWS
     for the three months ended March 31, 1996 and 1995 (unaudited) and the years ended December 31, 1995 and 1994 and 1993

                                        Three Months Ended
                                              March 31,          Year Ended December 31,
                                        ------------------    -----------------------------
                                          1996       1995       1995       1994       1993
                                        -------    -------    -------    -------    -------
Cash flows from financing activities:
  Cash dividends paid                   $  (743)   $  (647)   $(2,715)   $(2,487)   $(2,291)
  Purchase of treasury stock                                     (139)      (240)      (285)
  Treasury shares issued                     44         39        155        153        145
                                        -------    -------    -------    -------    -------
    Net cash used in
     investing activities                  (699)      (608)    (2,699)    (2,574)    (2,431)
                                        -------    -------    -------    -------    -------
Cash flows from investing
  activities:
  Purchase of equipment and
    other assets                                                  (13)       (20)
  Decrease (increase) in repurchase
    agreement with subsidiary              (470)       750      2,570     (2,300)    (4,358)
                                        -------    -------    -------    -------    -------
  Net cash provided by (used for)
    investing activities                   (470)       750      2,557     (2,320)    (4,358)
                                        -------    -------    -------    -------    -------
  Net decrease in cash                       58         (4)       (20)        (6)        (0)
Cash, beginning of period                     7         27         27         33         33
                                        -------    -------    -------    -------    -------
Cash, end of period                     $    65    $    23    $     7    $    27    $    33
                                        =======    =======    =======    =======    =======

         The Parent Company did not pay cash for interest or income taxes during any of the periods.

18.      Savings Association Insurance Fund Recapitalization:

         In September 1995, Congress began consideration of a recapitalization plan for Savings Association Insurance Fund (SAIF). Congress' plan, as proposed, provides for a special assessment of as much as .85% to .90% of deposits to be imposed on all SAIF-insured institutions to enable the SAIF to achieve its reserve level. First National, through the acquisition of certain deposits in 1992, has deposits which are referred to as "Oakar" deposits that are subject to SAIF premiums and, accordingly, any special assessments levied. Under the current plan, 80% of Oakar deposits would be subject to the special assessment. Such assessment, as proposed, would amount to approximately $218 to $231 before taxes to the Corporation, based on deposits at December 31, 1995, and would be recorded as an expense. Future deposit insurance premiums are expected to decrease to .04% from the .23% of deposits currently paid by the First National.

19.      New Accounting Pronouncements:

         In March, 1995, the FASB released SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill

                             (DOLLARS IN THOUSANDS)

         related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of.

         SFAS No. 121 requires that certain assets covered under the standard be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and requires adjustment to the carrying value of those assets in the case of impairment. It is anticipated that the adoption of this statement will not materially impact the reported financial statements or condition of the Corporation.

20.      Pending Acquisition:

         On March 27, 1996, the Corporation entered into a Stock Purchase Agreement to acquire all of the outstanding capital stock of County Savings Bank, ("County") a wholly-owned subsidiary of First Financial Group, Inc., ("FFGI"). County is a savings and loan institution with total assets of approximately $500,000. County reported net income of $4,012 for 1995. The purchase price, payable in cash, approximates $47,750, subject to adjustment. The acquisition has been approved by the shareholders of FFGI, and is subject to regulatory approval. The Corporation intends to fund the purchase price with cash from operations, proceeds from the sale of equity or debt securities, and/or borrowings.

               INDEX TO COUNTY CONSOLIDATED FINANCIAL INFORMATION

                                                                                                                 Page
                                                                                                                 ----
Report of Independent Accountants..............................................................................  F-31
                                                                                                                 ----
Consolidated Statements of Income and Retained Earnings for the Three Months Ended March 31, 1996
     and 1995 (unaudited) and for the years ended December 31, 1995, 1994 and 1993.............................  F-32
                                                                                                                 ----
Consolidated Statements of Financial Condition at March 31, 1995 (unaudited), and
     December 31, 1995 and 1994................................................................................  F-34
                                                                                                                 ----
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 1996 and 1995
     (unaudited) and for the years ended December 31, 1995, 1994 and 1993......................................  F-36
                                                                                                                 ----
Notes to Consolidated Financial Statements.....................................................................  F-39
                                                                                                                 ----


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of County Savings Bank

We have audited the accompanying consolidated statements of financial condition of County Savings Bank (a wholly-owned subsidiary of First Financial Group, Inc.) as of December 31, 1995 and 1994, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of County Savings Bank as of December 31, 1995 and 1994 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As disclosed in Note 1 to the financial statements, effective January 1, 1994, County Savings Bank changed its method of accounting for certain investment securities.


COOPERS & LYBRAND L.L.P.

Columbus, Ohio
January 26, 1996

COUNTY SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

March 31, 1996 (unaudited) and December 31, 1995 and 1994 (Dollars in thousands, except per share data)

                                                    MARCH 31,         DECEMBER 31,
                                                    ---------    ---------------------
                       ASSETS                          1996         1995        1994
                                                    ---------    ---------   ---------
Cash and cash equivalents                           $   2,772    $   4,825   $   2,235

Investment securities:
   Securities available for sale, at fair value
     (amortized cost of $54,789, $86,397 and
     $17,785 at March 31, 1996 and December 31,
     1995 and 1994, respectively)                      54,891       86,736      16,929
   Securities held to maturity, at amortized cost
     (fair value of $55,914, $57,686 and $114,279
     at March 31, 1996 and December 31, 1995 and
     1994, respectively)                               56,936       58,550     120,482
                                                    ---------    ---------   ---------

         Total investment securities                  111,827      145,286     137,411

Loans receivable, net                                 346,641      362,189     265,284

Accrued interest receivable                             2,801        3,247       2,625

Bank premises and equipment, net                        2,008        2,058       2,102

Real estate owned, net                                    720          736       2,563

Assets held under operating leases                                               7,626

Purchased mortgage servicing rights                       821          972       1,157

Refundable federal income taxes                          (309)         180         877

Deferred federal income taxes                             685          606       1,994

Prepaid expenses and other assets                         407          381         861
                                                    ---------    ---------   ---------

         Total assets                               $ 468,373    $ 520,480   $ 424,735
                                                    =========    =========   =========

COUNTY SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in thousands, except per share data)

                                                        MARCH 31,        DECEMBER 31,
                                                        ---------   ---------------------
         LIABILITIES AND STOCKHOLDER'S EQUITY              1996        1995        1994
                                                        ---------   ---------   ---------
Savings deposits                                        $ 364,707   $ 362,798   $ 317,354

Federal Home Loan Bank (FHLB) advances                     52,300     105,500      65,100

Other borrowed money                                       13,740      14,435       9,729

Accrued interest payable                                      635         585         487

Advance payments by borrowers for taxes and
  insurance                                                 1,169       1,773       1,305

Accounts payable and accrued liabilities                    1,389       1,437       1,014
                                                        ---------   ---------   ---------

         Total liabilities                                433,940     486,528     394,989
                                                        ---------   ---------   ---------

Commitments and contingencies

Shareholder's equity:
   Capital stock, $100 par value; authorized 20,000
      shares, issued and outstanding 6,000 shares             600         600         600
   Retained earnings, substantially restricted             33,822      33,187      29,775
   Unrealized market adjustment on available for sale
      securities                                               11         165        (629)
                                                        ---------   ---------   ---------

         Total shareholder's equity                        34,433      33,952      29,746
                                                        ---------   ---------   ---------

         Total liabilities and shareholder's equity     $ 468,373   $ 520,480   $ 424,735
                                                        =========   =========   =========

The accompanying notes are an integral part of the consolidated financial statements.

COUNTY SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

for the three months ended March 31, 1996 and 1995 (unaudited) and the years ended December 31,1995, 1994 and 1993
(Dollars in thousands, except per share data)

                                                 MARCH 31,              DECEMBER 31,
                                              1996      1995      1995      1994      1993
                                            -------   -------   -------   -------   -------
Interest and dividend income:
   Mortgage loans                           $ 7,057   $ 5,453   $25,013   $19,164   $22,222
   Commercial, home improvement and other
      loans                                     458       465     1,927     1,903     1,957
   Investment securities and
interest-bearing securities                   1,435     1,600     6,446     5,117     1,849
   Mortgage-backed securities                   554       803     3,158     3,228     2,333
   Dividends on FHLB stock                       92        74       309       295       148
                                            -------   -------   -------   -------   -------

                                              9,596     8,395    36,853    29,707    28,509
                                            -------   -------   -------   -------   -------

Interest expense:
   Deposits                                   4,772     3,765    17,190    13,595    13,440
   FHLB advances                              1,074     1,034     4,701     4,246     2,347
   Other borrowed money                         204       306     1,555       300     2,503
                                            -------   -------   -------   -------   -------

                                              6,050     5,105    23,446    18,141    18,290
                                            -------   -------   -------   -------   -------

      Net interest income                     3,546     3,290    13,407    11,566    10,219

Provision for losses on loans                   125        93       250       500       326
                                            -------   -------   -------   -------   -------

      Net interest income after provision
         for losses on loans                  3,421     3,197    13,157    11,066     9,893
                                            -------   -------   -------   -------   -------

Other income:
   Investment (losses) gains                    233        41       162      (321)    1,664
   Fee income                                   142       168       588     1,004       651
   Gain on sale of real estate owned             43                 333       346        74
   Gain on sale of loans                         34        11       122       311       967
   Other                                         63       119       465       825     1,339
                                            -------   -------   -------   -------   -------

                                                515       339     1,670     2,165     4,695
                                            -------   -------   -------   -------   -------
Other expenses:
   Compensation                               1,343     1,282     5,456     5,460     5,098
   Occupancy expense                            273       287     1,080     1,256     1,356
   Federal insurance premium                    219       231       885     1,011       999

The accompanying notes are an integral part of the consolidated financial statements.

COUNTY SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                  MARCH 31,                   DECEMBER 31,
                                              1996        1995        1995        1994        1993
                                            --------    --------    --------    --------    --------
   Provision for losses on real estate
      owned                                                                                      518
   Other                                         625         593       2,410       2,671       3,308
                                            --------    --------    --------    --------    --------

                                               2,460       2,393       9,831      10,398      11,279
                                            --------    --------    --------    --------    --------

      Income before federal income taxes    $  1,476    $  1,143    $  4,996    $  2,833    $  3,309

Federal income taxes (expense) benefit          (491)       (258)       (984)        791        (288)
                                            --------    --------    --------    --------    --------

      Net income                                 985         885       4,012       3,624       3,021

Retained earnings, beginning of period        33,187      29,775      29,775      26,979      23,983
Dividends paid ($58.33, $100.00,
$137.97 and $4.17 per share for the three
months ended March 31, 1996 and the
years ended December 31, 1995, 1994
and 1993, respectively)                         (350)                   (600)       (828)        (25)
                                            --------    --------    --------    --------    --------

      Retained earnings, end of period      $ 33,822    $ 30,660    $ 33,187    $ 29,775    $ 26,979
                                            ========    ========    ========    ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

COUNTY SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended March 31, 1996 and 1995 (unaudited) and the years ended December 31,1995, 1994 and 1993
(Dollars in thousands, except per share data)

                                                         MARCH 31,                      DECEMBER 31,
                                                     1996         1995         1995         1994         1993
                                                  ---------    ---------    ---------    ---------    ---------
Cash flows from operating activities:
   Net income                                     $     985    $     885    $   4,012    $   3,624    $   3,021
   Adjustments to reconcile net income to net
         cash provided by operating activities:
      Depreciation and amortization                      67          109          304          710          705
      Amortization of premiums, net                     146           40          333          570          557
      Amortization of deferred loan fees                (17)        (106)        (373)        (610)        (733)
      Amortization of  and allowance related to
      servicing rights                                  151           42          184          223          240
      Amortization of deferred swap gain                 (4)         (42)         (37)         (96)        (119)
      Provision for loan losses                         125           93          250          500          326
      Provision for loss on real estate owned                                                               518
      Investment (gains) losses                        (233)         (41)        (162)         321       (1,665)
      Loss from extinguishment of debt                                                                      327
      Gains on sale of real estate owned                (43)                     (333)        (346)
      Gains from sales of loans receivable              (34)         (11)        (121)        (311)
      Deferred federal income taxes                                               979         (497)         270
      FHLB stock dividends                              (92)         (74)        (309)        (295)        (148)
      Loans originated for sale                     (10,151)      (1,088)     (19,916)     (17,670)     (62,638)
      Sale of loans originated for sale               7,556        1,254       19,658       17,820       63,605
      Increase (decrease) in cash from changes
           in assets and liabilities:
         Accrued interest receivable                    446          (32)        (622)         250         (102)
         Accrued interest payable                        50            6           98         (222)         144
         Federal income taxes (receivable)
         payable                                        489         (319)         697         (877)         989
         Other, net                                     (31)        (624)         904          268         (880)
                                                  ---------    ---------    ---------    ---------    ---------

      Net cash (used in) provided by operating
      activities                                       (590)          92        5,546        3,362        4,417
                                                  ---------    ---------    ---------    ---------    ---------

Cash flows from investing activities:
   Proceeds from sale of real estate owned               56        8,045       10,294        5,753       12,717
   Purchases of available for sale securities        (5,654)     (27,697)     (71,046)     (40,172)
   Purchases of held to maturity securities                                   (18,196)     (62,666)    (115,492)
   Proceeds from sales of available for sale
      securities                                     30,205       22,910       57,360       37,221
   Proceeds from sales of held for investment
      securities                                                                                         49,681

COUNTY SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          MARCH 31,                   DECEMBER 31,
                                                      1996        1995        1995        1994        1993
                                                    --------    --------    --------    --------    --------
   Proceeds from maturities of available for
      sale securities                               $  7,331    $  2,629    $ 11,503    $  1,797
   Proceeds from maturities of held to maturity
      securities                                       1,523       2,313      13,846      29,078    $ 25,141
   Net proceeds from short-term investments                                                3,131         805
   Proceeds from sales of loans receivable                                                 9,641
   Purchases of loans receivable                                  (3,600)    (88,649)
   Decrease (increase) in loans receivable            18,034     (14,008)     (8,118)    (10,867)     18,290
   Additions to bank premises and equipment              (17)        (37)       (225)       (527)       (248)
   Other, net                                             (1)        (50)       (142)       (879)        262
                                                    --------    --------    --------    --------    --------

      Net cash provided by (used in) investing
      activities                                      51,477      (9,495)    (93,373)    (28,490)     (8,844)
                                                    --------    --------    --------    --------    --------

Cash flows from financing activities:
   Increase (decrease) in savings deposits             1,909       4,559      45,444     (13,541)     29,235
   Proceeds from long-term FHLB advances                          10,000      55,000      40,000      40,000
   Repayment of long-term FHLB advances                          (10,000)    (55,000)                (40,000)
   Net increase (decrease) in short-term FHLB
      advances                                       (53,200)     12,100      40,400     (14,900)     25,000
   Increase (decrease) in other borrowings              (695)     (6,725)      4,706       9,729
   Repayment of bonds payable                                                                        (47,218)
   Dividends paid                                       (350)                   (600)       (828)        (25)
   Increase (decrease) in advance payments by
      borrowers for taxes and insurance                 (604)       (173)        467         150         601
                                                    --------    --------    --------    --------    --------

      Net cash (used in) provided by financing       (52,940)      9,761      90,417      20,610       7,593
      activities
                                                    --------    --------    --------    --------    --------

      Increase (decrease) in cash and cash
      equivalents                                     (2,053)        358       2,590      (4,518)      3,166

Cash and cash equivalents, beginning of period         4,825       2,235       2,235       6,753       3,587
                                                    --------    --------    --------    --------    --------

      Cash and cash equivalents, end of period      $  2,772    $  2,593    $  4,825    $  2,235    $  6,753
                                                    ========    ========    ========    ========    ========

Supplemental disclosure of cash flow information:
   Interest paid                                    $  6,000    $  5,099    $ 23,348    $ 18,363    $ 17,963
                                                    ========    ========    ========    ========    ========

   Income taxes refunded                                                    $    697                $    994
                                                                            ========                ========

COUNTY SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Supplemental schedule of noncash investing activities:
   Additions to real estate owned through                         $478                   $4,376
      settlements or transfers of loans                           ====                   ======
      receivable                                                              $   868                $2,463
                                                                              =======                ======
   Redesignation of securities to available for
      sale                                                                    $68,165
                                                                              =======
   Transfer of real estate owned from bank
      premises and equipment                                                                        $ (693)
                                                                                                    ======

COUNTY SAVINGS BANK AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Information at March 31, 1996 and 1995 is unaudited
(Dollar amounts in thousands)


1.       DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         a. ORGANIZATION: County Savings Bank (the Bank) is a wholly-owned subsidiary of First Financial Group, Inc. (FFG). The Bank is a savings and loan association incorporated under the laws of the state of Ohio. The Bank is subject to regulation by the State of Ohio's Department of Commerce, Office of Thrift Supervision (OTS), which is an office of the Department of the Treasury and, for insurance purposes, the Federal Deposit Insurance Corporation (FDIC).

         b. PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Bank and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

         c. FEDERAL HOME LOAN BANK SYSTEM: As a member of the Federal Home Loan Bank System, the Bank is required to maintain an investment in the capital stock of the Federal Home Loan Bank of Cincinnati in an amount equal to the greater of one percent of its mortgage loans and contracts secured by residential property, or five percent of its outstanding advances from the Federal Home Loan Bank.

                  To comply with OTS regulations, the Bank must maintain liquid assets at an average of at least five percent of savings accounts and borrowings due within one year. Such liquid assets are invested primarily in cash and cash equivalents and certain investment securities which are readily convertible into cash.

                  The Bank maintains insurance on savings accounts with the Savings Association Insurance Fund (SAIF) of the FDIC, which requires quarterly payments of deposit insurance premiums.

         d. INVESTMENT AND MORTGAGE-BACKED SECURITIES: During 1994, the Bank adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. As a result, all securities have been classified as available for sale or held to maturity. The Bank holds no securities that are classified as trading.

                  The effect of this change in accounting principle resulted in an unrealized holding loss, net of tax effect, of $484 at January 1, 1994, for securities classified as available for sale and was reflected as a separate component of stockholder's equity. During 1994, this unrealized holding loss increased by $145 due to the depreciation in market value of investments. At December 31, 1995, this account reflected an unrealized holding gain due to the appreciation in market value of investments and redesignation of securities to available for sale, causing a favorable change of $794 ($444 from appreciation of investments and $350 from redesignation of securities) from the prior year. During the three months ended March 31, 1996 this account decreased $154 as a result of the realization of net gains on the sale of available for sale securities.

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)

                  Investment and mortgage-backed securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using methods approximating the interest method over the period to maturity.

                  Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of shareholder's equity until realized. Gains and losses on the sale of available for sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

         e. LOANS RECEIVABLE: Loans receivable which management has no present intent to sell are stated at their unpaid principal balances, as adjusted for deferred loan fees. All loans held for sale are valued at the lower of cost or market. Interest on loans is accrued as earned. A reserve for uncollected interest is established on loans for which three or more monthly payments are past due.

         f. MORTGAGE SERVICING: The Bank sells loans or participating interests in loans which it continues to service for a fee. Gains or losses on such sales are recognized at the time of sale and are determined by the difference between the net sales proceeds and the book value of the loans or interests sold. When the rights to service the underlying loans are retained, the gain or loss is adjusted based on the net present value of the expected amounts to be received or paid. The Bank calculates these amounts by comparing the contractual interest rates to be paid by the borrowers and the interest rates to be paid to the buyers, less an amount equal to the present value of a normal servicing fee.

                  The costs to acquire the right to service mortgage loans are capitalized and amortized over the estimated remaining servicing lives of the underlying loan pool. The amortization is calculated using the interest method, considering various factors including prepayment experience and market rates. The carrying value of the servicing portfolio is periodically evaluated by management in relation to future net servicing revenues.

                  In May 1995, the Financial Accounting Standards Board (FASB) issued No. 122, Accounting for Mortgage Servicing Rights, which requires financial institutions to recognize rights to service mortgage loans for others, regardless of how those servicing rights are acquired, as separate assets. This statement also requires that a financial institution assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. This statement was adopted as of January 1, 1996. As a result, the Bank recorded an allowance of $100 for the excess of amortized cost over the estimated fair value of capitalized purchased mortgage servicing rights.

         g. LOAN FEES: The Bank charges fees for originating loans. The Bank accounts for such fees as prescribed in SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated With Originating or Acquiring Loans and Initial Direct Costs of Leases. Loan origination fees, net of direct costs of underwriting the loans, have been deferred and are being amortized to interest income using the interest method. Unamortized fees on loans sold or paid in full are recognized as income.

         h. ALLOWANCES FOR LOAN LOSSES: The Bank charges current earnings with a provision for estimated losses on loans receivable. The provision for losses on loans receivable takes into account both

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)

                  specifically identified problem loans and risks not specifically identified in the loan portfolio. In addition, the provision takes into account the financial condition of the borrowers, the fair market value of the collateral, recourse to guarantors, and other factors.

                  Actual losses are charged to the allowance when an account is deemed to be uncollectible. Recoveries from loans previously charged to the allowance as uncollectible are credited to the allowance for losses.

                  The Bank adopted SFAS No. 114, Accounting by Creditors for Impairment of a Loan, on January 1, 1995. Under the new standard, a loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. The adoption of SFAS No. 114 had no impact on the Bank's allowance for loan losses determined at January 1, 1995.

         i. INCOME RECOGNITION ON IMPAIRED AND NONACCRUAL LOANS: Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

                  Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

                  While a loan is classified as nonaccrual, interest income is generally recognized on a cash basis.

         j. REAL ESTATE OWNED: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of (1) cost, or (2) fair value minus estimated costs to sell. Any reduction to fair value from the new cost basis recorded at the time of acquisition is accounted for as a valuation reserve.

                  Costs relating to the improvement of real estate owned are capitalized. Costs of holding such real estate are expensed as incurred, while net operating income generated from these properties is reflected as a reduction of the assets' carrying values. Such reductions of real estate owned amounted to approximately $112 and $418 for 1994 and 1993, respectively. Properties generating net operating income were disposed of during 1995.

         k. BANK PREMISES AND EQUIPMENT: Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Major renewals or improvements are capitalized and depreciated over their estimated useful lives, while repairs and maintenance are charged to expense in the year incurred.

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)

                  When property and equipment are retired or sold, the cost and related accumulated depreciation or amortization are removed from the accounts, with any gain or loss recognized.

                  Depreciation and amortization are computed principally on the straight-line basis over the estimated useful lives of the various classes of assets.

         l. INTEREST RATE SWAP CONTRACTS: The Bank has entered into certain interest rate swap contracts as part of its asset-liability management program to assist in managing the Bank's interest rate risk and not for speculative purposes. The notional principal amounts of these instruments reflect the Bank's extent of involvement in this type of financial instrument and do not represent the Bank's risk of loss due to counterparty nonperformance or due to declines in the market values of these swap contracts from changing interest rates. Such swap contracts are accounted for as hedges on a historical cost basis, with the related swap income or expense recognized currently. Fees received, if any, are deferred and recognized as income over the applicable term of the contracts. Gains or losses on the sale of swap contracts entered into as hedges are deferred and recognized through operations over the remaining term of the related hedged assets or liabilities. The Bank had offsetting swaps outstanding with notional amounts totaling $10,000 and $20,000 at December 31, 1995 and 1994, respectively. No such transactions were outstanding at March 31, 1996.

         m. FEDERAL INCOME TAXES: The Bank and its subsidiaries file a consolidated federal income tax return with FFG. Income taxes are computed on the separate results of the Bank and its subsidiaries based on a tax-sharing arrangement with FFG. Deferred federal income taxes are recognized on temporary differences between financial statement and income tax bases of assets and liabilities.

         n. USE OF ESTIMATES IN FINANCIAL STATEMENTS: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in the interest rate environment and the strength of the local economy may affect the Bank's net interest income and the value of its recorded assets and liabilities. Actual results could differ from those estimates.

         o. STATEMENT OF CASH FLOWS: For purposes of reporting cash flows, the Bank considers interest-bearing deposits with a maturity of less than three months to be cash equivalents.

         p. RECLASSIFICATIONS: Certain 1994 and 1993 amounts have been reclassified to conform with the 1995 presentation.


         q. INTERIM FINANCIAL STATEMENTS: The consolidated financial statements as of and for the periods ended March 31, 1996 and 1995 are unaudited and are presented pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying consolidated financial statements reflect all adjustments (which are of a normal recurring nature) necessary to present fairly the financial position and results of operations and cash flows for the interim periods, but are not necessarily indicative of the results of operations for a full year.

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)

2.       INVESTMENT AND MORTGAGE-BACKED SECURITIES:

Information relating to investment and mortgage-backed securities is summarized as follows:

                                                                  March 31, 1996
                                                     ------------------------------------------
                                                                 GROSS      GROSS
                                                     AMORTIZED UNREALIZED UNREALIZED
                                                        COST     GAINS      LOSSES   FAIR VALUE
                                                     --------- ---------- ---------- ----------
SECURITIES AVAILABLE FOR SALE:
United States government and agency obligations       $ 1,000              $   (16)   $   984
Collateralized mortgage obligations and real estate
     mortgage investment conduits                      42,175   $   203        (34)    42,344
Mortgage-backed securities                                590                  (12)       578
Mutual funds                                            5,655                  (39)     5,616
FHLB stock                                              5,369                           5,369
                                                      -------   -------    -------    -------

         Total                                        $54,789   $   203    $  (101)   $54,891
                                                      =======   =======    =======    =======

SECURITIES HELD TO MATURITY:
Collateralized mortgage obligations and real estate
     mortgage investment conduits                     $26,073   $    34    $  (709)   $25,398
Mortgage-backed securities                             28,952        46       (395)    28,603
Industrial development bond                             1,857                           1,857
Bonds and other                                            54         2                    56
                                                      -------   -------    -------    -------

         Total                                        $56,936   $    82    $(1,104)   $55,914
                                                      =======   =======    =======    =======

                                                                December 31, 1995
                                                     ------------------------------------------
                                                                 GROSS      GROSS
                                                     AMORTIZED UNREALIZED UNREALIZED
                                                        COST     GAINS      LOSSES   FAIR VALUE
                                                     --------- ---------- ---------- ----------
SECURITIES AVAILABLE FOR SALE:
United States government and agency obligations       $ 1,000              $   (21)   $   979
Collateralized mortgage obligations and real estate
     mortgage investment conduits                      65,529   $   382        (43)    65,868
Mortgage-backed securities                             14,591        75        (54)    14,612
FHLB stock                                              5,277                           5,277
                                                      -------   -------    -------    -------

         Total                                        $86,397   $   457    $  (118)   $86,736
                                                      =======   =======    =======    =======

SECURITIES HELD TO MATURITY:
Collateralized mortgage obligations and real estate
     mortgage investment conduits                     $26,325   $    36    $  (711)   $25,650
Mortgage-backed securities                             30,297        24       (215)    30,106
Industrial development bond                             1,874                           1,874
Bonds and other                                            54         2                    56
                                                      -------   -------    -------    -------

         Total                                        $58,550   $    62    $  (926)   $57,686
                                                      =======   =======    =======    =======

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)

                                                                   December 31, 1994
                                                      ---------------------------------------------
                                                                   GROSS       GROSS
                                                      AMORTIZED  UNREALIZED  UNREALIZED
                                                         COST      GAINS       LOSSES    FAIR VALUE
                                                      ---------  ----------  ----------  ----------
SECURITIES AVAILABLE FOR SALE:
United States government and agency obligations       $  3,993                $   (440)   $  3,553
Collateralized mortgage obligations and real estate
     mortgage investment conduits                        2,882                     (27)      2,855
Mortgage-backed securities                               7,572                    (389)      7,183
FHLB stock                                               3,338                               3,338
                                                      --------                --------    --------

         Total                                        $ 17,785                $   (856)   $ 16,929
                                                      ========                ========    ========

SECURITIES HELD TO MATURITY:
United States government and agency obligations       $  1,997                $   (119)   $  1,878
Collateralized mortgage obligations and real estate
     mortgage investment conduits                       73,615    $      8      (2,909)     70,714
Mortgage-backed securities                              42,855           5      (3,188)     39,672
Industrial development bond                              1,961                               1,961
Bonds and other                                             54                                  54
                                                      --------    --------    --------    --------

         Total                                        $120,482    $     13    $ (6,216)   $114,279
                                                      ========    ========    ========    ========

The mortgage-backed securities held by the Bank consist of Government National Mortgage Association, Federal Home Loan Mortgage Corporation (FHLMC), and Federal National Mortgage Association (FNMA) pass-through securities.

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)

At December 31, 1995, the Bank had pledged approximately $1,178 of these mortgage-backed securities as collateral for interest rate swap contracts. No securities were pledged for interest rate swap contracts at March 31, 1996.

The amortized cost and market values of held to maturity and available for sale securities at March 31, 1996 and December 31, 1995, by contractual maturity, are shown below.

                                                                           MARCH 31, 1996
                                                     ----------------------------------------------------------
                                                     HELD TO MATURITY SECURITIES  AVAILABLE FOR SALE SECURITIES
                                                     ---------------------------  -----------------------------
                                                        AMORTIZED     MARKET           AMORTIZED      MARKET
                                                           COST        VALUE              COST        VALUE
                                                        ---------     -------          ---------     -------
Due after one through five years                         $    50      $    50
Due after five years through ten years                     1,857        1,857           $ 1,000      $   984
                                                         -------      -------           -------      -------

                                                           1,907        1,907             1,000          984
                                                         -------      -------           -------      -------

Collateralized mortgage obligations and real estate
     investment conduits                                  26,073       25,398            42,175       42,344
Mortgage-backed securities                                28,952       28,603               590          578
FHLB stock and other                                           4            6            11,024       10,985
                                                         -------      -------           -------      -------

         Total                                           $56,936      $55,914           $54,789      $54,891
                                                         =======      =======           =======      =======

                                                                      DECEMBER 31, 1995
                                                     ----------------------------------------------------------
                                                     HELD TO MATURITY SECURITIES  AVAILABLE FOR SALE SECURITIES
                                                     ---------------------------  -----------------------------
                                                        AMORTIZED     MARKET           AMORTIZED      MARKET
                                                           COST        VALUE              COST        VALUE
                                                        ---------     -------          ---------     -------
Due after one through five years                         $    50      $    50
Due after five years through ten years                     1,874        1,874           $ 1,000      $   979
                                                         -------      -------           -------      -------

                                                           1,924        1,924             1,000         979
                                                         -------      -------           -------     -------

Collateralized mortgage obligations and real estate
     investment conduits                                  26,325       25,650            65,529      65,868
Mortgage-backed securities                                30,297       30,106            14,591      14,612
FHLB stock and other                                           4            6             5,277       5,277
                                                         -------      -------           -------     -------

         Total                                           $58,550      $57,686           $86,397     $86,736
                                                         =======      =======           =======     =======

Collateralized mortgage obligations, real estate investment conduits and mortgage-backed securities pay monthly principal and interest to the holder. These securities have stated final maturities ranging from 23 to 351 months and estimated weighted average lives ranging from 1 month to 25 years. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay the underlying obligations with or without penalties. Of the $55,025 and $56,622, respectively, of such securities that have been classified as held to maturity

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)


at March 31, 1996 and December 31, 1995, $22,763 and $23,011, respectively, reprice monthly, semiannually or annually based on changes in LIBOR or various treasury indices.

The Bank considers all investments in collateralized mortgage obligations and real estate mortgage investment conduits to be nonhigh risk securities, as that term is defined by the Federal Financial Institutions Examination Council.

Proceeds from sales of investment and mortgage-backed securities during the three months ended March 31, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993 were $30,204, $22,910, $57,360, $37,221 and $49,681, respectively. Gross gains of $285, $46, $250, $140 and $552 and gross losses of $52, $5, $88, $1,202 and $11 were realized on these sales in 1996, 1995 and 1994, respectively. All sales in 1996, 1995 and 1994 involved available for sale securities.

On November 15, 1995, the FASB released a special report entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities". This report provided for a one-time opportunity to reclassify securities between held to maturity and available for sale. As a result, on December 29, 1995, the Bank redesignated held to maturity securities with a carrying value of $68,165 and market value of $68,516 as available for sale.

On January 2, 1996, the Bank sold available for sale securities with an amortized cost of $30,004 for a net gain of $233.

3.       LOANS RECEIVABLE:

Loans receivable are summarized as follows:

                                                     MARCH 31,           DECEMBER 31,
                                                     ---------     -----------------------
                                                        1996          1995          1994
                                                     ---------     ---------     ---------
First mortgage loans (including purchased loans
     serviced by others of $66,103, $69,970 and
     $1,090 in 1996, 1995 and 1994, respectively)    $ 547,680     $ 570,165     $ 497,940
Loans and participation interests sold                (213,273)     (219,584)     (245,737)
Loans in process                                        (4,478)       (5,728)       (3,445)
                                                     ---------     ---------     ---------
First mortgage loans - net                             329,929       344,853       248,758
Commercial, consumer and other loans                    17,609        18,011        18,533
Deposit loans                                            1,789         1,885         1,881
Deferred gain from termination of interest rate
     swaps                                                (301)         (335)         (372)
Deferred loan fees                                      (1,048)       (1,059)       (1,400)
Premiums on purchased loans                                756           856           210
Allowance for losses on loans                           (2,093)       (2,022)       (2,326)
                                                     ---------     ---------     ---------

         Total loans receivable                      $ 346,641     $ 362,189     $ 265,284
                                                     =========     =========     =========

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)


First mortgage loans consist of the following:

                                                           DECEMBER 31,
                                       MARCH 31,     -----------------------
                                          1996          1995          1994
                                       ---------     ---------     ---------
Residential mortgage                    $261,591      $265,038      $162,824
Nonresidential                            68,338        79,815        85,934
                                        --------      --------      --------

         Total first mortgage loans     $329,929      $344,853      $248,758
                                        ========      ========      ========

Residential mortgage loans are for properties located primarily in Ohio (mainly Franklin and Licking counties) and other midwestern states. Nonresidential mortgage loans are collateralized by commercial real estate properties also located primarily in Ohio. Repayment of these loans is in part dependent on the economic conditions in the respective areas where the properties are located. The Bank evaluates each customer's creditworthiness on a case-by-case basis. In connection with these evaluations, management must make various estimates and assumptions relative to the borrower's financial condition and the underlying collateral property's operating performance.

The Bank sold approximately $7,522, $19,587, $26,012 and $62,800 of residential mortgage loans during 1996, 1995, 1994 and 1993, respectively, to FHLMC, FNMA and private investors, recording gains of approximately $34, $122, $311 and 967, respectively. At March 31, 1996 and December 31, 1995 and 1994, the Bank had $4,539, $2,232 and $823, respectively, of outstanding commitments to sell loans.

The Bank had loan commitments outstanding of approximately $8,227, $6,361 and $17,142 at March 31, 1996 and December 31, 1995 and 1994, respectively, in addition to the undisbursed portion of loans in process. Undisbursed lines of credit available to the Bank's borrowers totaled approximately $9,287, $8,647 and $8,439 at March 31, 1996 and December 31, 1995 and 1994, respectively. In addition, the Bank had letters of credit outstanding of approximately $287 at March 31, 1996 and $307 at December 31, 1995 and 1994. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held primarily includes real estate properties. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers, which could represent the contractual amount of these financial instruments.

In the ordinary course of business, the Bank extends loans to directors and officers. At March 31, 1996 and December 31, 1995 and 1994, such loans amounted to approximately $20.

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)


4.       ALLOWANCE FOR LOSSES ON LOANS:

Changes in the allowance for losses on loans are shown below:

                                                        MARCH 31,
                                                   -------------------              DECEMBER 31,
                                                     1996        1995        1995        1994        1993
                                                   -------     -------     -------     -------     -------
Balance, beginning of period                       $ 2,022     $ 2,326     $ 2,326     $ 3,007     $ 3,997
Provision charged to expense                           125          93         250         500         326
Charge-offs and other, net                             (93)         (2)        (87)     (1,172)     (1,087)
Transfers from (to) real estate owned                   39        (126)       (467)       (197)       (229)
Transfer from assets held under operating lease                                            188
                                                   -------     -------     -------     -------     -------

Balance, end of period                             $ 2,093     $ 2,291     $ 2,022     $ 2,326     $ 3,007
                                                   =======     =======     =======     =======     =======

Nonaccrual loans amounted to approximately $223, $90 and $888 at March 31, 1996 and December 31, 1995 and 1994, respectively. Accrued interest that would have been recorded under the original terms for such loans amounted to approximately $9, $5 and $75 through March 31, 1996 and December 31, 1995 and 1994, respectively.

5.       LOAN SERVICING:

Mortgage loans serviced for others are not included in the accompanying consolidated statement of financial condition. The unpaid principal balances of these loans at December 31 are summarized as follows:

                                                                 DECEMBER 31,
                                                MARCH 31,   --------------------
                                                  1996        1995        1994
                                                --------    --------    --------
Mortgage loan portfolios serviced for:
     FHLMC                                      $ 60,422    $ 63,539    $ 75,097
     FNMA                                        142,434     146,914     157,757
     Financial institutions                       10,417       9,131      12,883
                                                --------    --------    --------
         Total mortgage loan portfolio
              serviced for others               $213,273    $219,584    $245,737
                                                ========    ========    ========

Custodial cash balances maintained in connection with the foregoing loan servicing were approximately $4,207, $4,776 and $4,031 at March 31, 1996 and December 31, 1995 and 1994, respectively, and are maintained in deposit accounts. All mortgage loans serviced for others are without recourse to the Bank.

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)


6.       ACCRUED INTEREST RECEIVABLE:

Accrued interest receivable is summarized as follows and is reflected net of an allowance for uncollectible interest:

                                                                 DECEMBER 31,
                                                   MARCH 31,   -----------------
                                                     1996       1995       1994
                                                    ------     ------     ------
Investment securities                               $  308     $  445     $  424
Mortgage-backed securities                             205        325        332
Loans receivable                                     2,288      2,477      1,869
                                                    ------     ------     ------

         Total accrued interest receivable          $2,801     $3,247     $2,625
                                                    ======     ======     ======

7.       BANK PREMISES AND EQUIPMENT:

Bank premises and equipment consist of the following:

                                                 MARCH 31,       DECEMBER 31,
                                                  -------     -------------------
                                                    1996        1995        1994
                                                  -------     -------     -------
Land                                              $   699     $   699     $   699
Buildings and improvements                          1,748       1,748       1,748
Leasehold improvements                                519         519         395
Furniture, fixtures and equipment                   2,188       2,171       2,079
                                                  -------     -------     -------
                                                    5,154       5,137       4,921
                                                  -------     -------     -------
Less accumulated depreciation and amortization     (3,146)     (3,079)     (2,819)
                                                  =======     =======     =======
Total bank premises and equipment                 $ 2,008     $ 2,058     $ 2,102
                                                  =======     =======     =======

Depreciation and amortization expense was $67, $75, $269, $297 and $292 in the three months ended March 31, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively.

The Bank leases corporate and branch offices under various operating lease agreements. The office leases contain various renewal option periods extending through July 2019. In addition, the Bank has one land lease which expires in 2073. The following is a summary of future minimum lease payments under these operating leases:

For the Year Ending December 31,

               1996                                       $        238
               1997                                                198
               1998                                                198
               1999                                                122
               2000                                                 16
               Thereafter                                          421
                                                          ------------

               Total minimum lease payments               $      1,193
                                                          ------------

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)


Rental expense under operating leases was $67, $71, $267, $374 and $461 in the three months ended March 31, 1996 and 1995 and years ended December 31, 1995, 1994 and 1993, respectively.

8.       REAL ESTATE OWNED:

Real estate owned consists of the following:

                                               MARCH 31,        DECEMBER 31,
                                               ---------    -------------------
                                                  1996        1995        1994
                                                -------     -------     -------
Real estate acquired through foreclosure        $   959     $ 1,025     $ 2,688
         Less allowance for estimated losses       (239)       (289)       (125)
                                                -------     -------     -------

     Total real estate owned                    $   720     $   736     $ 2,563
                                                =======     =======     =======

Changes in the allowance for estimated losses are shown below:

                                                     MARCH 31,               DECEMBER 31,
                                                   1996      1995      1995      1994      1993
                                                  -----     -----     -----     -----     -----
Balance, beginning of period                      $ 289     $ 125     $ 125     $  72     $  22
   Provision charged to expense                                                             518
   Charge-offs and other, net                       (11)               (303)     (144)     (480)
   Transfers from (to) allowance for losses on      (39)      126       467       197       230
      loans
   Transfers to allowance for loss on assets
      held under operating leases                                                          (218)
                                                  -----     -----     -----     -----     -----

      Balance, end of period                      $ 239     $ 251     $ 289     $ 125     $  72
                                                  =====     =====     =====     =====     =====

9.       ASSETS HELD UNDER OPERATING LEASES:

During 1994 and January 1995, the Bank leased two hotels in New Jersey to Motel 6 Operating L.P. (lessee) which commenced in January 1992. Terms of the transaction required annual rentals of $725 paid in advance each year over a lease term of five years. The lease agreements provided for a purchase option by the lessee initially at $7,100 after January 1994, and ratably increasing to $7,250 at the end of the lease term. In addition, the Bank had a put option, whereby the Bank could unconditionally require the lessee to purchase the hotels after January 1994 for $5,900. Based upon the terms of this transaction, the Bank classified the carrying values of the hotels ($6,700 at December 31, 1994) as assets held under operating leases in the accompanying consolidated statement of financial condition. The Bank and the lessee negotiated a sale of these two hotels at a price of $6,950 which closed on January 31, 1995.

In December of 1992, the Bank executed a contract to lease a restaurant in New Jersey adjacent to the properties leased by the Motel 6 Operating L.P. to a separate lessee. Under the terms of this lease, the lessee was obligated to purchase the property for $950 within 60 days after the closing on the sale of the Motel 6 property. The carrying value of the property ($925 at December 31, 1994) was classified as an asset held under operating lease in the accompanying consolidated statement of financial condition. The sale of this property closed in May 1995.

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)


10.      SAVINGS DEPOSITS:

The nominal rates at which the Bank paid interest on savings deposits are as follows:

                                                      MARCH 31,       DECEMBER 31,
                                                      ---------   --------------------
                                                        1996        1995        1994
                                                      --------    --------    --------
Certificate accounts:
     2.72% - 4.00%                                    $    160    $    162    $  9,371
     4.00% - 5.00%                                      33,816      14,436      65,539
     5.00% - 6.00%                                     172,550     183,438     110,992
     6.00% - 7.00%                                      40,322      44,442      36,928
     7.00% - 8.00%                                      45,459      45,281         715
     8.00% - 9.00%                                         210         206         387
     9.00% - 10.00%                                      1,988       2,103       2,412
     Greater than 10.00%                                                            39
                                                      --------    --------    --------

         Total certificate accounts                    294,505     290,068     226,383
                                                      --------    --------    --------

NOW accounts (1.13%, 1.16% and 1.13% in 1996, 1995
     and 1994, respectively)                            22,597      22,127      21,037
Money market demand deposits (2.69%, 2.67% and
     2.77% in 1996, 1995 and 1994, respectively)        14,023      14,779      21,034
Passbook accounts (2.64% in 1996 and 3.05% in 1995
     and 1994)                                          33,582      35,824      48,900
                                                      --------    --------    --------

     Total savings deposits                           $364,707    $362,798    $317,354
                                                      ========    ========    ========

At March 31, 1996 and December 31, 1995, the scheduled maturity amounts of the certificate accounts are as follows:

                                    MARCH 31, 1996            DECEMBER 31, 1995
                              -------------------------   -------------------------
                                               WEIGHTED                    WEIGHTED
                                                AVERAGE                     AVERAGE
                                                NOMINAL                     NOMINAL
       MATURES WITHIN         BALANCE            RATE      BALANCE           RATE
- -------------------------------------          --------   --------         --------
1 Year                       $248,212           5.752%    $189,297           5.578%
1 to 2 years                   37,344           6.127       89,350           6.606
2 to 3 years                    1,719           5.582        4,614           5.914
3 to 4 years                    3,984           7.384        4,129           7.225
4 to 5 years                    2,326           5.835        1,772           5.983
Thereafter                        920           6.219          906           6.207
                             --------                     --------

         Total maturities    $294,505                     $290,068
                             ========                     ========

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)


11.      FEDERAL HOME LOAN BANK ADVANCES:

Federal Home Loan Bank (FHLB) advances at March 31, 1996 and December 31, 1995 and 1994, are summarized as follows:

                                                                           DECEMBER 31,
                                                         -------------------------------------------------
                            MARCH 31, 1996                     1995                           1994
                          ------------------             ------------------             ------------------
   MATURITY               RATE       AMOUNT              RATE       AMOUNT              RATE       AMOUNT
- -------------             ----      --------             ----      --------             ----      --------
January 1996                                             5.98%     $ 24,000
March 1996                                               5.70        21,400             5.74%        5,000
April 1996                5.33%       37,200             5.67        15,000             5.74        15,000
May 1996                                                 5.81        10,000
June 1996                 5.10        15,100             5.68        15,100             5.99        15,100
July 1997                                                5.90        20,000
August 1999                                                                             5.99        10,000
November 1999                                                                           5.99        20,000
                                    --------                       --------                       --------

Total                               $ 52,300                       $105,500                       $ 65,100
                                    ========                       ========                       ========

Interest rates on advances outstanding at December 31, 1995 that mature in January and March 1996 are fixed rates until maturity. The remaining advances adjust every one or three months based on LIBOR.

Pursuant to collateral agreements with the FHLB, advances are secured by all stock in the FHLB and qualifying first mortgage loans. In addition, at March 31, 1996 and December 31, 1995, the Bank has pledged approximately $12,717 and $28,037 of mortgage-backed securities and $14,034 and $25,128 of REMICS, respectively. Excess collateral pledged may be used to collateralize additional advances.

12.      ACCRUED INTEREST PAYABLE:

Accrued interest payable is summarized as follows:

                                                MARCH 31,        DECEMBER 31,
                                                ---------     ------------------
                                                  1996         1995         1994
                                                 -----        -----        -----
Savings deposits                                 $ 252        $ 185        $ 119
FHLB advances                                      140          424          481
Interest rate swaps                                             (64)        (122)
Other borrowings                                   241           39            8
Escrow                                               2            1            1
                                                 -----        -----        -----

     Total accrued interest payable              $ 635        $ 585        $ 487
                                                 =====        =====        =====

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)


13.      OTHER BORROWINGS:

Other borrowings at March 31, 1996 and December 31, 1995 and 1994 represent mortgage-backed or REMIC securities sold under reverse-repurchase agreements. The underlying securities at March 31, 1996 and December 31, 1995 had a carrying value of $14,901 and $15,478, respectively, and were delivered to the broker-dealer who arranged the transaction. Information concerning securities sold under reverse-repurchase agreements during 1996, 1995, 1994 and 1993 is summarized as follows:

                                                MARCH 31,                  DECEMBER 31,
                                                ---------      -----------------------------------
                                                   1996          1995          1994          1993
                                                 -------       -------       -------       -------
Average balance during the period                $14,112       $25,701       $ 5,825       $   276
Average interest rate during the period            5.729%        6.034%        5.072%        3.581%
Maximum month-end balance during the period      $14,177       $35,815       $19,001             0

14.      FEDERAL INCOME TAXES:

The components of the federal income tax (benefit) provision are as follows:

                                                         MARCH 31,                   DECEMBER 31,
                                                      1996       1995        1995       1994        1993
                                                     -----      -----       -----      -----       -----
Current                                              $ 491      $ 258       $   5      $(294)      $  18
Deferred                                                                      979       (497)        270
                                                     -----      -----       -----      -----       -----

   Total federal income tax (benefit) provision      $ 491      $ 258       $ 984      $(791)      $ 288
                                                     =====      =====       =====      =====       =====

A reconciliation of the statutory federal income tax rate to the Bank's effective tax rate is as follows:

                                                           MARCH 31,                    DECEMBER 31,
                                                       1996        1995        1995        1994        1993
                                                      -----       -----       -----       -----       -----
Federal income tax rate                                34.0%       34.0%       34.0%       34.0%       34.0%
Conversion of and/or increase in utilization of
      capital loss carryforwards                                                          (35.0)      (20.6)
Bad debt deduction                                                (10.6)      (13.0)       (6.5)       (4.2)
Loss carryback to years having higher effective
      tax rates                                                                            (6.4)
Adjustment to previous liabilities                                                        (13.3)
Tax-exempt interest and other                           (.7)        (.8)       (1.3)        (.7)        (.5)
                                                      -----       -----       -----       -----       -----

      Effective tax rate                               33.3%       22.6%       19.7%      (27.9)%       8.7%
                                                      =====       =====       =====       =====       =====

The Bank qualifies under provisions of the Internal Revenue Code which permit deductions for bad debts based on a percentage of taxable income before such deductions (8% in 1995 and 1994) or based on specified experience

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)


formulas. Retained earnings at March 31, 1996 and December 31, 1995 include approximately $8,636 of accumulated bad debt deductions for which no federal income taxes have been provided. If these earnings are subsequently used by the Bank for any purpose other than to absorb loan losses, including distributions in liquidation, a tax liability will be imposed on the Bank at the then prevailing federal income tax rate. Legislation has been introduced that would provide for a forgiveness of the tax on pre-1988 loan loss reserves. All of the Bank's tax loan loss reserves at December 31, 1995 were pre-1988 loan loss reserves. If this legislation is enacted into law, the Bank would no longer be allowed to use the reserve method for tax loan loss provisions, but would be required to change to the charge-off method for tax purposes. No certainty exists that the pending legislation will be enacted into law.

During 1994, the Bank's 1990 federal income tax return was examined. As a result of this exam, approximately $4,000 of capital loss carryforwards were converted to ordinary losses which were carried back to recover taxes paid in previous years. Accordingly, an established valuation allowance of approximately $991 for capital loss carryforwards that were not previously anticipated to be realized was eliminated in 1994.

At March 31, 1996 and December 31, 1995 and 1994, the components of the net deferred tax asset were as follows:

                                                       MARCH 31,       DECEMBER 31,
                                                       ---------    ------------------
                                                         1996        1995        1994
                                                        ------      ------      ------
Deferred tax assets arising from:
     Loan loss reserve                                  $  947      $  947      $  986
     Real estate owned tax basis greater than book                                 730
Losses on sales of investment securities                    24          24         380
Deferred swap gains and other income                       176         176         126
Unrealized losses on available for sale securities                                 324
Capital loss carryforwards net of valuation
     allowance                                                                      24
Other expenses accrued for book not for tax                470         470         449
                                                        ------      ------      ------

     Total deferred tax assets                           1,617       1,617       3,019
                                                        ------      ------      ------

Deferred tax liabilities arising from:
     Deferred loan fees and costs                          879         879         929
     Unrealized gains on available for sale
         securities                                          6          85
     Deferred tax income from REO properties                                        14
     Other                                                  47          47          82
                                                        ------      ------      ------

         Total deferred tax liabilities                    932       1,011       1,025
                                                        ------      ------      ------

         Net deferred tax asset                         $  685      $  606      $1,994
                                                        ======      ======      ======

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)


15.      FAIR VALUES OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

         a. CASH AND CASH EQUIVALENTS: The carrying amounts reported in the consolidated statement of financial condition for cash and short-term investments approximate those assets' fair values.

         b. INVESTMENT SECURITIES: Fair values for investment securities are based upon quoted market prices, where available. If quoted market prices are not available, fair values are based upon quoted market prices of comparable instruments.

         c. LOANS RECEIVABLE: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) are based upon quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

         d. DEPOSIT LIABILITIES: The fair values disclosed for demand deposits (e.g., interest and non-interest-bearing checking, passbook savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

         e. OTHER BORROWINGS: Fair values for the Bank's borrowings are estimated using discounted cash flow analysis using interest rates currently offered for similar instruments.

         f. OFF-BALANCE-SHEET INSTRUMENTS: Carrying values for the Bank's interest rate swaps represent the net accrued interest receivable or payable arising from these financial instruments. Fair values are based upon quoted market prices. The carrying amounts of the Bank's loan commitments and standby letters of credit are reasonable estimates of the fair values of these financial instruments. Carrying amounts, which are based upon the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standing, are immaterial.

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)


         The estimated fair values of the Bank's financial instruments are as follows:

                                           MARCH 31,                             DECEMBER 31,
                                             1996                       1995                        1994
                                   ----------------------      ----------------------      ----------------------
                                   CARRYING        FAIR        CARRYING        FAIR        CARRYING        FAIR
                                    AMOUNT         VALUE        AMOUNT         VALUE        AMOUNT         VALUE
                                   --------      --------      --------      --------      --------      --------
FINANCIAL ASSETS:
   Cash and cash equivalents       $  2,772      $  2,772      $  4,825      $  4,825      $  2,235      $  2,235
   Investment securities            111,827       110,805       145,286       144,422       137,411       131,208
   Loans, net                       346,641       350,051       362,189       365,731       265,284       258,227

FINANCIAL LIABILITIES:
   Deposits                         364,707       365,455       362,798       364,524       317,354       315,797
   FHLB advances                     52,300        52,288       105,500       105,491        65,100        65,026
   Other borrowings                  13,740        13,742        14,435        14,435         9,729         9,729

OFF-BALANCE-SHEET INSTRUMENTS
      - ASSETS                                                       64            68           123           141


16.      EMPLOYEE BENEFITS:

The Bank has a Salary Deferral Plan (the Plan) which covers all full-time employees of the Bank. The Bank may, at its discretion, determine the annual contribution which, in addition to employee deferrals, cannot exceed the lesser of $30 per employee or 25% of the annual compensation paid to each individual employee. The Bank's contributions to the Plan were $179, $178 and $150 for 1995, 1994 and 1993, respectively.

The Bank also provides certain health care benefits for all eligible employees and retirees. Prior to 1995, the cost of these benefits was recognized as expense as incurred. These costs in 1994 and 1993 and for retirees approximated $21 and $20, respectively.

Effective January 1, 1995, the Bank adopted SFAS No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions, which requires the accrual of the expected costs of providing postretirement benefits during the period of the covered employee's service. The transition obligation of $857 is being amortized to expense over 20 years. The net postretirement benefit expense was $30 and $127 in 1996 and 1995, respectively. At March 31, 1996 and December 31, 1995, the recorded liability for postretirement benefits was $133 and $103, respectively.

17.      CONTINGENCIES:

The Bank is a party to various legal actions and complaints arising in the ordinary course of business. It is the opinion of management that such matters will not materially affect the Bank's financial condition or its results of operations.

During 1995, the stockholders of FFG entered into a debt agreement with a third-party financial institution which requires the Bank to maintain certain financial ratios and operate under certain

COUNTY SAVINGS BANK AND SUBSIDIARIES

(Dollar amounts in thousands)


limitations. Noncompliance with these ratios would be an event of default for the shareholders of FFG. At March 31, 1996 and December 31, 1995, the ratios and limitations were satisfactorily met.

In September 1995, Congress began consideration of a recapitalization plan for SAIF. Congress' plan, as proposed, provides for a special assessment of .85% to
 .90% of deposits to be imposed on all SAIF-insured institutions to enable the SAIF to achieve its required reserve level. Such assessment would be recorded as a charge to expense. Future deposit insurance premiums are expected to decrease to .04% from the .23% of deposits currently paid by the Bank.

18.      REGULATORY CAPITAL REQUIREMENTS:

Under the provisions of Financial Institutions Reform, Recovery, and Enforcement Act of 1989, minimum federal regulatory capital requirements for savings and loan associations, which became effective December 7, 1989, require: i) tangible capital at least equal to 1.5% of adjusted total assets, ii) core capital at least equal to 3.0% of adjusted total assets, and iii) total capital equal to 8.0% of risk-weighted assets. At March 31, 1996 and December 31, 1995 and 1994, the Bank had the following capital ratios:

                                                MARCH 31,      DECEMBER 31,
                                                ---------    ---------------
                                                  1996       1995       1994
Tangible capital to adjusted total assets          7.3%       6.4%       7.1%
Core capital to adjusted total assets              7.3        6.4        7.1
Risk-based capital to risk-weighted assets        12.5       11.6       12.1


19.      PENDING SALE:

On March 27, 1996, FFG entered into a Stock Purchase Agreement with BancFirst Ohio Corp. (BancFirst), whereby BankFirst will acquire all of the outstanding capital stock of the Bank for approximately $44,775 in cash, subject to adjustment. The acquisition has been approved by the shareholders of FFG, but is subject to regulatory approval and other conditions.

As a result of this change in control, certain compensation contracts the Bank has entered into will become payable upon the closing of the acquisition. These payments, which result in an after tax cost of approximately $1,300, will be expensed by the Bank upon the receipt of regulatory approvals of the acquisition transaction. Additionally, the Bank will receive a capital contribution from FFG equal to the amount of the expense.

================================================================================
         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THIS COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                -----------------
                                TABLE OF CONTENTS

Prospectus Summary .......................................................     3
Summary Condensed Consolidated Historical
Financial And Operating Data Of The Company ..............................     6
Summary Condensed Consolidated Historical Financial And ..................     8
Operating Data Of County .................................................     8
Summary Unaudited Pro Forma Condensed
Consolidated Financial And Operating Data Of The
Company ..................................................................    10
Risk Factors .............................................................    12
Use Of Proceeds ..........................................................    15
Capitalization ...........................................................    16
Price Range Of The Company's Common Stock And Dividends ..................    17
Pending Acquisition ......................................................    18
Selected Consolidated Financial Data Of The Company ......................    20
Business Of The Company ..................................................    40
Selected Consolidated Financial Data Of County ...........................    48
Business Of County .......................................................    65
Supervision And Regulation ...............................................    74
Management Of The Company ................................................    81
Certain Relationships And Related Transactions ...........................    83
Security Ownership Of Certain Beneficial Owners And Management ...........    84
Description Of The Company's Capital Stock ...............................    85
Underwriting .............................................................    86
Legal Matters ............................................................    87
Experts ..................................................................    87
Available Information ....................................................    87
Incorporation Of Certain Documents By Reference ..........................    88
Index To Company Consolidated Financial Statements .......................   F-1
Index To County Consolidated Financial Information .......................  F-30

================================================================================

                                 900,000 Shares



                              BANCFIRST OHIO CORP.
                                  COMMON STOCK





                                     -------

                                   PROSPECTUS

                                     -------



                               McDonald & Company
                                Securities, Inc.



                                   ____, 1996


================================================================================

               PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting discounts) are estimated as follows:

         SEC filing fee.......................................   $ 10,886
         NASD filing fee......................................      3,657
         Printing and engraving...............................     75,000
         Accounting fees and expenses.........................     75,000
         Legal fees and expenses..............................    110,000
         Blue Sky filing fees and expenses....................      5,000
         Miscellaneous........................................     20,457
                                                                  -------
                  Total.......................................   $300,000
                                                                 ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 1701.13(E) of the General Corporation Law of the State of Ohio sets forth the conditions and limitations governing the indemnification of officers, directors and other parties.

         Article SEVENTH of the Registrant's Articles of Incorporation provides the following with respect to indemnification of the Registrant's directors, officers, employees and agents.

         (1) Actions by third parties. The Company shall indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the Company, by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this Company), domestic or foreign, nonprofit or for profit, partnership, join venture, trust, or other enterprise, including service with respect to employee benefit plans, against all expenses, liability and loss including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         (2) Actions by or in the right of the Company. The Company shall indemnify any person who was or is a party, or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, or officer of the Company, or is or was serving at the request of the Company as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this Company), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against expenses, including attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement in a manner he reasonably believed to be in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court of common pleas, or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper.

         (3) Indemnification upon successful defense of proceeding. To the extent that a current or former director, trustee or officer, has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in sections (1) and (2) of this article, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

         (4) Predicates for indemnification in other cases. Any indemnification under section (1) and (2) of this article, unless ordered by a court, shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the current or former director, trustee or officer, is proper in the circumstances because he has met the applicable standard of conduct set forth in sections (1) and (2) of this article. Such determination shall be made (a) by a majority vote of a quorum consisting of directors of the Company who were not and are not parties to or threatened with any such action, suit, or proceeding, or (b) if such quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the Company, or any person to be indemnified within the past five years, or (c) by the shareholders, or (d) by the court of common pleas or the court in which such action, suit, or proceeding was brought. Any determination made by the disinterested directors under section (4)(a) or by independent legal counsel under section (4)(b) of this article shall be promptly communicated to the person who threatened or brought the action of suit by or in the right of the Company under section (2) of this article and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

         (5) Advancement of expenses. Expenses, including attorneys' fees, incurred in defending any action, suit, or proceeding referred to in section (1) and (2) of this article, shall be paid by the Company in advance of the final disposition of such action, suit, or proceeding.

         (6) Right of claimant to bring suit. If a claim under paragraph 1, 2, or 3 is not paid in full by the Company within thirty days after a written claim therefor has been received by the Company, the claimant may any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. Except in the case of claims made under paragraph (3) of this article, it shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending action, suit or any proceeding in advance of its final disposition where the required undertaking has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the applicable law for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company.

         Neither the failure of the Company (including its board of directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct, nor an actual determination by the Company (including its board of directors, independent legal counsel, or its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

         (7) Contractual Rights. The right to be indemnified or to the reimbursement or advancement of expenses pursuant thereto (i) is a contract right based upon good and valuable consideration, pursuant to which the person entitled thereto may bring suit as if the provisions hereof were set forth in a separate written contract between the Company and the director, or officer, (ii) is intended to be retroactive and shall be available with respect to events occurring prior to the adoption hereof and (iii) shall continue to exist after the recision or restrictive modification hereof with the respect to events occurring prior thereto.

         (8) Requested service. Any director or officer of the Company serving, in any capacity, (i) another company of which a majority of the shares entitled to vote in the election of its directors is held by the Company, or (ii) any employee benefit plan of the Company or of any company referred to in clause
(i), or (iii) any non-for-profit organization designated for such service by a person who is an "executive officer" of the Company's principal banking Subsidiary, within the meaning of Regulation O, 12 C.F.R. Section 215, or (iv) any trust officer who serves as a director of a corporation a significant portion of whose stock is owned in trust by the Company, shall be deemed to be doing so at the request of the Company.

         (9) Non-exclusivity of rights. The rights conferred on any person by paragraphs (1), (2) and (3) shall not be exclusive of or are in addition to any other right which such person may have or may hereafter acquire under any statute, provision, of the Articles of Incorporation, Code of Regulations or bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

         (10) Insurance and other security for benefits. The Company may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit or self-insurance, at its expense, to protect itself and any director or officer of the Company or another corporation, partnership, joint venture, trust or other enterprise against expenses, liabilities or losses, whether or not the Company would have the power to indemnify such person against such expense, liability of loss under the Ohio general corporation law.

         (11) Interpretation. As used in this article, references to "the Company" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director of officer of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee or officer of another corporation (including a subsidiary of this Company), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise shall stand in the same position under this article with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

         (12) Prohibition of indemnification in certain cases. Notwithstanding the foregoing, the Company shall not indemnify any officer, director, or employee of the Company against expenses, penalties, or other payments incurred in an administrative proceeding or action instituted by an appropriate bank regulatory agency which proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by an individual or individuals in the form of payments to the Company or in any other case where indemnification is prohibited by federal statute.

ITEM 16.  EXHIBITS

         *1.1     Form of Underwriting Agreement

         2.1      Stock Purchase Agreement by and between BancFirst Ohio Corp.
                  and First Financial Group, Inc. dated March 27, 1996
                  incorporated by reference to Exhibit 2.1 to Form 8-k dated
                  March 28, 1996.
         **4.1    Form of Common Stock Certificate.
         *5.1     Form of Opinion of Emens, Kegler, Brown, Hill & Ritter Co.,
                  L.P.A.
         *23.1    Consent of Coopers & Lybrand L.L.P.
         *23.2    Consent of Coopers & Lybrand L.L.P.
         *23.3    Consent of Emens, Kegler, Brown, Hill & Ritter Co., L.P.A.
         *24.1    Power of Attorney (Included on Signature Page).
         *24.2    Power of Attorney of the Company.

- ------------------
*        Filed herewith.
**       To be filed by amendment.

ITEM 17. UNDERTAKING

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (b) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (c) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (d) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ZANESVILLE, STATE OF OHIO, ON THE 20TH DAY OF JUNE, 1996.

                                                  BANCFIRST OHIO CORP.

                                                  By: /s/ Gary N. Fields
                                                      -------------------------
                                                      Gary N. Fields, President

         Each person whose signature appears below appoints Gary N. Fields, James H. Nicholson, John R. Thomas and Amy M. Shepherd and all four of them, any of whom may act without the joinder of the others as his true and lawful attorney-in-fact and agent, will full power of substitution and resubstitution for him, and in his stead, in all capacities to sign any and all amendments, including post-effective amendments to this Registration Statement, and to file the same with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED ON JUNE 20, 1996 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.

/s/ Gary N. Fields                President and Chief Executive Officer
- --------------------------------
Gary N. Fields

/s/ James H. Nicholson            Treasurer and Principal Financial Officer
- -------------------------------
James H. Nicholson

/s/ Philip E. Burke               Director
- -------------------------------
Philip E. Burke

/s/ Frank J. Dosch                Director
- -------------------------------
Frank J. Dosch

/s/ Richard O. Johnson            Director
- -------------------------------
Richard O. Johnson

/s/ Milman H. Linn, III           Director
- -------------------------------
Milman H. Linn, III

/s/ William F. Randles            Director
- -------------------------------
William F. Randles

/s/ Karl C. Saunders              Director
- -------------------------------
Karl C. Saunders

/s/ William T. Stewart            Director
- -------------------------------
William T. Stewart

/s/ John W. Straker, Jr           Director
- -------------------------------
John W. Straker, Jr.

/s/ Lynn H. Willett               Director
- -------------------------------
Lynn H. Willett